UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From __________ to __________

Commission File Number 1-09720

PAR TECHNOLOGY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**16-1434688**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413-4991
(Address of principal executive offices, including zip code)

(315) 738-0600
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, $0.02 par value	PAR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of the Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Smaller reporting company ☐	Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's voting common stock held by non-affiliates (computed by reference to the price at which the common stock was last sold) was $2,784,987,956 on June 30, 2025.

There were 41,152,632 shares of common stock outstanding as of February 24, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2026 annual meeting of shareholders are incorporated by reference into Items 10, 11, 12, 13 and 14 of Part III of this Annual Report.

PAR TECHNOLOGY CORPORATION

Form 10-K
For the Fiscal Year Ended December 31, 2025
TABLE OF CONTENTS

Item Number	Description	Page
	Forward-Looking Statements	
	PART I	
Item 1.	Business	4
Item 1A.	Risk Factors	9
Item 1B.	Unresolved Staff Comments	21
Item 1C.	Cybersecurity	21
Item 2.	Properties	22
Item 3.	Legal Proceedings	22
Item 4.	Mine Safety Disclosures	22
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities	23
Item 6.	[Reserved]	24
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	24
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	42
Item 8.	Financial Statements and Supplementary Data	43
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	89
Item 9A.	Controls and Procedures	89
Item 9B.	Other Information	91
Item 9C.	Disclosure Regarding Foreign Jurisdictions That Prevent Inspections	91
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	91
Item 11.	Executive Compensation	92
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters	92
Item 13.	Certain Relationships and Related Transactions, and Director Independence	92
Item 14.	Principal Accountant Fees and Services	92
	PART IV	
Item 15.	Exhibits and Financial Statement Schedules	93
Item 16.	Form 10-K Summary	97
	Signatures	98

Unless the context indicates otherwise, references in this Annual Report to "we," "us," "our," the "Company," and "PAR" mean PAR Technology Corporation and its consolidated subsidiaries.

"PAR®," "PAR POS™", "Punchh®," "PAR Ordering™", "PAR OPS®," "Data Central®," "Delaget™," "PAR Retail™", "PAR® Pay", "PAR® Payment Services", and other trademarks identifying our products and services appearing in this Annual Report belong to us. Solely for convenience, our trademarks referred to in this Form 10-K may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not

assert, to the fullest extent under applicable law, our rights to these trademarks. This Annual Report may also contain trade names and trademarks of other companies. Our use of such other companies' trade names or trademarks is not intended to imply any endorsement or sponsorship by these companies of us or our products or services.

FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical in nature, but rather are predictive of PAR's future operations, financial condition, financial results, business strategies, and prospects. Forward-looking statements are generally identified by words such as "believe," "could", "would," "should," "will," "continue," "anticipate," "expect," "plan," "intend," "estimate," "future," "may," "potential," and similar expressions.

Forward-looking statements are based on management's current expectations and assumptions and are inherently uncertain. Actual results and outcomes could differ materially from those expressed in or implied by forward-looking statements, including forward-looking statements relating to and our expectations regarding:

- our plans, strategies, and objectives for future operations and the growth of our business, including our service and product offerings, our go-to-market strategies, and the expected development, demand, performance, market share, and competitive performance of our products and services;
- our ability to achieve and sustain profitability;
- our future revenues, gross margins, expenses, cash flows, and other financial measures;
- annual recurring revenue (ARR), active sites, subscription service gross margins, net loss, net income (loss) per share, and other key performance indicators and non-GAAP financial measures;
- the availability and terms of product and component supplies for our hardware products;
- the timing and expected benefits of acquisitions, divestitures, and capital markets transactions;
- our human capital strategies and engagement;
- macroeconomic trends, geopolitical events, tariffs, and trade disputes and the expected impact of those trends and events on our business, financial condition, results of operations, and cash flows;
- claims, disputes, or other litigation matters; and
- assumptions underlying any of the foregoing.

Factors, risks, trends, and uncertainties that could cause our actual results to differ materially from those expressed in or implied by forward-looking statements include:

- our ability to successfully develop, acquire, and transition new products and services, while enhancing existing ones to meet evolving customer needs and emerging technological trends, including our effective use of artificial intelligence (AI) in product development and integration of AI tools into our product and service offerings;
- our ability to add and maintain active sites;
- our ability to retain and add integration partners;
- macroeconomic trends, such as the effects of inflation, recession, interest rate fluctuations, and changes in consumer confidence and discretionary spending; and geopolitical events affecting countries where we operate or our customers or suppliers operate;
- our ability to retain and manage suppliers, secure alternative suppliers, and manage inventory levels and costs, navigate manufacturing disruptions or logistics challenges, shipping delays and shipping costs;
- the impact of changes in import/export regulations, including tariffs, and trade disputes between the United States and other countries where we operate or our customers or suppliers operate;
- the effects, costs, and timing of acquisitions, divestitures, and capital markets transactions;
- our ability to integrate acquisitions into our operations and the timing, complexity, and costs associated with integrations;
- our ability to attract, develop, and retain qualified employees to develop and expand our business, execute product installations, and respond to customer service level needs;
- the protection of our intellectual property;
- our ability to generate sufficient cash flow or access additional financing sources as needed to repay outstanding debts, including amounts owed under our outstanding convertible notes;
- legal, reputational, and financial risks if we fail to protect customer and/or our data from security breaches and/or cyber attacks;
- the impact of future pandemics, epidemics, or other outbreaks of disease;

- changes in estimates and assumptions we make in connection with the preparation of our financial statements, or in building our business and operations plan and in executing our strategies;
- our ability to maintain proper and effective internal control over financial reporting;
- our ability to execute our business and operations plan, implement our strategies, and manage our business continuity risks, including service interruptions and disruptions or delays in product assembly and fulfillment;
- potential impacts, liabilities, and costs from pending or potential investigations, claims, and disputes; and
- other factors, risks, trends, and uncertainties that could cause our actual results to differ materially from those expressed in or implied by forward-looking statements contained in this Annual Report, including but not limited to, those described under "Part I, Item 1. Business", "Part I, Item 1A. Risk Factors," "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission (the "SEC").

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities law.

Table of Contents

PART I

Item 1.   BUSINESS

Overview

PAR is a leading foodservice technology company providing omnichannel cloud-based software and hardware solutions to the restaurant industry in three major restaurant categories – quick service, fast casual, and table service – and to the retail industry, including convenience and fuel retailers (C-Stores). Our product and service offerings include point-of-sale, customer engagement and loyalty, digital ordering and delivery, operational intelligence, payment processing, hardware, and related technologies, solutions, and services. We provide enterprise restaurants, franchisees, and other foodservice outlets with operational efficiencies through a data-driven network with integration capabilities from front- and back-of-house to customer fulfillment. Our omnichannel solutions are used in more than 150,000 active restaurants and retail locations across the world.

PAR's solutions are designed with flexibility and openness at their core and are engineered to scale and adapt with brands at every stage of growth. Our solutions integrate with others, yet deliver significant value when used together across our software, hardware, and payments offerings. With intentional innovation as a priority, PAR's solutions help streamline operations, drive higher engagement, and strengthen guest experiences for restaurants and retailers globally.

Our Mission and Vision

Our mission is to enable personalized experiences that connect people to the brands, meals, and moments they love; and our strategy to achieve this mission is grounded in delivering a unified experience across our comprehensive suite of subscription services, hardware, and professional services that simplifies our customers' operations, elevates their customer engagement, and drives their continued success.

PAR's vision of unified experience is a single platform that provides seamless connections from our customers' backend systems through to their customer-facing channels enabling our customers to deliver innovation, differentiated experiences, and competitive advantage. It's the setup enterprise restaurants and retailers require to support omnichannel journeys and create a unified view of customer interactions, products, and management systems. We continually strive to enhance and expand our cloud-based solutions to provide full integration of key data points that drive guest satisfaction and operational efficiencies to our customers across our product and service offerings.

Table of Contents

Our Products and Services


MENU ITEMS
CUSTOMERS
SUPPORT
MARKETING & OFFERS
GUEST DATA
ENGAGEMENT
LOYALTY
ORDERING
PAR
AI
FRANCHISES
STORE LOCATIONS
RESTAURANTS
INTEGRATIONS
POS
HARDWARE
OPERATIONS
OPS DATA
PAY

Subscription Services

Our subscription services consist of software-as-a-service ("SaaS") solutions, related software support, managed platform development services, and transaction-based payment processing services, and are grouped into two product lines:

***ENGAGEMENT CLOUD*, offering customer facing solutions:**

PAR ENGAGEMENT, which includes the Punchh and PAR Ordering product offerings, is our expanded guest engagement suite of enterprise-grade, AI-powered tools to manage loyalty, marketing and offers, ordering, and guest data across key touchpoints. When used together, these tools power personalized loyalty programs with rewards and flexible, branded ordering experiences across web, mobile, and kiosk, with dynamic upsells and menu logic that make ordering and reward redemption easy for guests and operators. Underneath it all, real-time guest identity and behavioral data unify interactions into a single view, which can then be leveraged through targeted campaigns and personalized offers across email, SMS, web, app, and wallets to increase customer lifetime value.

PAR RETAIL, a digital engagement software solution for convenience and fuel retailers (C-Stores) with an industry-leading guest engagement platform serving major brands in the space. PAR Retail enables retailers to deliver seamless, personalized experiences across mobile, web, and in-store channels. By leveraging data-driven insights, PAR Retail helps businesses increase customer engagement, drive loyalty program participation, and grow same-store sales with innovative, integrated technology solutions.

PLEXURE, an international customer engagement and loyalty platform that delivers hyper-personalized marketing campaigns and promotions in real-time. Leveraging advanced data analytics and machine learning, Plexure seamlessly integrates with existing systems to provide actionable insights and enhance the customer experience. By driving engagement across multiple channels, Plexure helps increase customer lifetime value, boost repeat transactions, and improve same-store sales performance through tailored, data-driven solutions.

***OPERATOR CLOUD*, offering front-of-house and back-of-house operator solutions:**

PAR POS, an open cloud, point-of-sale solution that provides operators with tools to seamlessly integrate with multiple product offerings - including kiosks, kitchen video systems, and enterprise reporting - through PAR's ecosystem of integration partners.

PAR PAY, includes our PAR Payment Services merchant services business that enables electronic payment and processing services for businesses of all sizes to accept electronic payments online or in-person and PAR Pay Gateway, our front-end technology that reads payment cards and sends customer information to the merchant

acquiring bank for processing. Combined PAR Payment Services and PAR Pay Gateway offer a comprehensive payment processing solution that allows our customers to accept a variety of payments methods including debit and credit cards, near-field communication contactless, mobile devices, digital wallets and gift cards.

PAR OPS, includes Data Central and Delaget product offerings that leverage business intelligence, analytics, and automation technologies to streamline operations. Serving as the central hub of restaurant intelligence, PAR OPS aggregates data from point-of-sale, inventory, supply, payroll, and accounting systems to deliver actionable insights and a comprehensive view of operations. By simplifying complex data into intuitive dashboards and reports, PAR OPS equips customers with the tools to achieve peak operational and financial efficiency, driving better decision-making and performance across their business.

TASK, an enterprise-grade technology solution, delivers powerful solutions to streamline operations and drive efficiency for hospitality and retail businesses. Specializing in point-of-sale, kitchen management, and inventory systems, TASK offers a transaction management platform that integrates seamlessly with existing infrastructure. Designed for scalability and reliability, TASK empowers businesses to optimize workflows, enhance service delivery, and elevate the customer experience through innovative, data-driven solutions.

Our SaaS solutions are extensible and built on open application programming interfaces ("API") enabling integration by more than 600 integration partners, including leading industry brands, to extend the reach and capabilities of our SaaS solutions and those of our integration partners.

Hardware

Our hardware offerings include point-of-sale terminals and tablets, wireless headsets, drive-thru systems, kitchen display systems, kiosks, printers, payment devices, and other in-store peripherals:

Point-of-Sale Hardware. Our POS hardware platforms are designed to reliably operate in harsh environments associated with food service. PAR terminals, including PAR WAVE and PAR PHASE, and our EverServ® POS tablets are durable and highly functioning, scalable, and easily integrated, offering customers competitive performance at a cost-conscious price. Our open architecture POS platforms are optimized to support our SaaS solutions, as well as many third-party POS software applications, support a distributed processing environment and are suitable for a broad range of use and functions within the markets served.

Wireless Communications, Drive-Thru Systems. Our wireless headsets for drive-thru order-taking provide our customers with another means to deliver their products and serve their customers. The PAR G5® headset provides clear audio and an ergonomic fit. PAR's drive-thru timer systems provide crew and managers near-real-time feedback to improve speed of service and meet performance targets.

In-Store Peripherals. We partner with numerous vendors that offer in-store peripherals, including payment devices, cash drawers, and printers, allowing us to deliver a comprehensive, integrated hardware solution.

Professional Services

We provide a comprehensive portfolio of support services to our customers, including hardware repair, installation and implementation, training, and on-site and technical support.

Hardware repair. We offer depot repair, warranty, and overnight Advanced Exchange services from our office in Mississauga, Ontario and our corporate headquarters in New Hartford, New York.

Installation and implementation. We offer hardware installation and software implementation services.

Training. We offer application training to customers' in-store staff and provide technical training to our customers' information systems personnel.

On-site and technical support. We offer on-site support in the continental U.S. through our field tech service network and 24-hour help desk support from our diagnostic service centers located in New Hartford, New York and Tampa, Florida. Outside the continental U.S. we provide our professional services directly or through authorized providers.

Supply

We have agreements for the supply of hardware products and components, including long-term or volume-based purchase agreements with some suppliers. We have alternative sources in the event one or more of our component suppliers are not able to perform or fully perform; and we hold safety stocks of single source hardware products in quantities that we believe are sufficient to protect against possible supply chain disruptions. To mitigate supply chain risks, we continue to adjust our pricing to reflect market conditions, increase our inventory levels of scarce components, and expand our supplier network by identifying and/or establishing alternative suppliers of our hardware products.

Sales and Marketing

We sell our products and services to enterprise restaurants, franchisees, and other restaurant outlets and to C-Stores and other retail customers, including amusement parks, cinemas, cruise lines, spas, casinos, and other ticketing and entertainment venues. Our dedicated sales teams work closely with potential customers to understand their operational challenges and recommend the most effective solutions. Our sales teams are organized in two main areas: enterprise customer sales, focused on tier-one (brands operating 500 or more sites) and tier-two (brands operating 50-499 sites) customers; these customers are generally driven by requests for proposals and have longer sales cycles, where we aid our sales team with premier support and pre-sales engineers; and sales to customers with small to medium-size businesses, where we focus on providing simplified solutions and quicker implementation of our products. We also leverage a network of channel partners, including resellers, distributors, and integrators, as a cost effective means of extending our selling opportunities. Sales and marketing expenses were $48.9 million, $41.7 million, and $38.5 million, for the years ended December 31, 2025, 2024, and 2023, respectively.

We have longstanding relationships with several of the largest brands in the restaurant space, including as an approved provider of restaurant technology solutions and related support to McDonald's Corporation and its franchisees since 1980, to Yum! Brands since 1983, and to Dairy Queen since 2018. McDonald's Corporation accounted for 21% of our total revenue in 2025.

Competition

The markets for our products and services are highly competitive and rapidly evolving. We compete on the basis of features and functionality, user experience, integration capabilities, method of delivery (cloud versus traditional on-premise software applications), existing and planned product design, quality and reliability, product development capabilities, price, and customer service. Many of our larger customers have approved several suppliers of software and hardware similar to one or more of our products.

Our open integration platform, enterprise-grade omnichannel cloud-based software and hardware solutions, combined with our development capabilities, extensive domain knowledge and expertise, excellent product reliability, direct sales teams, and responsive customer service and support are some of our competitive advantages. We also believe our customer base is a competitive advantage; our customers are primarily enterprise and fast-growing brands and typically choose our products when opening new stores and locations. However, several factors can affect our ability to successfully compete, including rapid adoption of new technologies such as AI in product development and as a component of products and services, the constant introduction of new product and service offerings, and aggressive pricing strategies.

We face competition from companies both within our market segment and from those targeting lower market tiers. Some of these competitors have greater financial and technical resources, more relevant product and service offerings, and larger established customer bases. This competitive landscape can impact our market share and growth potential. As competition intensifies, both from existing competitors and new market entrants, we must continually innovate and adapt to maintain our competitive edge. Additionally, as we expand into new markets, we will encounter established competitors and new market entrants, further challenging our ability to compete effectively.

7

Research and Development

Product research, innovation, and product development are an integral part of our business. We continually evaluate customer needs and new technologies to enable us to develop innovative and relevant products and product enhancements. We leverage AI to assist in the generation of code and other product-related artifacts which assists in driving efficiency and innovation in our development process. Research and development expenses were $81.8 million, $67.3 million, and $58.4 million, for the years ended December 31, 2025, 2024, and 2023, respectively.

Intellectual Property

We rely on various intellectual property laws, confidentiality procedures, and contractual provisions to establish, maintain, and protect our intellectual property. We have U.S. and foreign patents filed and issued to protect our discoveries and inventions, registered and common law trademarks to protect our brand, and copyrights that relate to software and various distinctive characteristics of our products. We also rely on a combination of confidentiality and assignment-of-invention agreements with our employees and consultants, and enter into confidentiality and licensing agreements with our customers and other third parties with whom we have strategic relationships. We believe our use and reliance on intellectual property laws and our agreements and licenses protect and maintain our rights in our intellectual property; however, there can be no assurance that our trademarks, copyrights, patents, and other intellectual property rights will not be challenged, invalidated, or circumvented; that others will not assert intellectual property rights in technologies that are relevant to our business; or that our intellectual property rights will give us a competitive advantage. For a discussion of risks associated with intellectual property, refer to the Risk Factor—"*Assertions by third parties of infringement or other violations by us of their intellectual property rights could result in significant costs and materially and adversely harm our business, financial conditions, results of operations and cash flows*" in "Part I, Item 1A. Risk Factors", which is incorporated herein by reference.

Government Regulation

We are subject to a variety of laws and regulations in the United States and other jurisdictions that involve matters central to our business, including privacy, data security and personal information, content, data retention and deletion as well as U.S. and foreign laws and regulations that impact the operations of our business, including employee matters, import/export controls, trade restrictions, including tariffs, anti-corruption and bribery. A failure, or alleged failure, by us to comply with any of these laws or regulations could have a material adverse effect on our business, financial condition, and results of operations. For additional information about government regulation and laws applicable to our business, refer to the risks described in "Part I, Item 1A. Risk Factors".

Human Capital

We prioritize finding, developing and rewarding extraordinary talent. Our employee-first strategy is designed to provide an inclusive and safe environment where our employees enjoy coming to work each day to support our customers and grow our business. As of December 31, 2025, we employed 1,809 people worldwide, 1,800 of whom were full-time.

We value urgency, ownership, delivering outcomes, never settling, and winning together, which we consider to be the foundation for how we operate and make decisions.

Leadership's Role: Our senior management team is responsible for developing and executing our human capital strategy. We seek employees who share a passion for technology and its ability to improve our customers' businesses. Our mission is to create an environment that reflects our values of *urgency, ownership, delivering outcomes, never settling,* and *winning together* where our employees thrive. Our strategy is to seek to hire the best talent, give them the responsibility and authority they deserve, and let them make the decisions on how to best execute. We design our employee compensation and benefits programs to be competitive and consistent with our values, to incentivize and reward outstanding performance. Our Chief Executive Officer and Chief Human Resources Officer regularly update the compensation committee of our board of directors on key areas of our human capital strategy, including the following:

Culture: Our commitment to culture is simple: it's about community and belonging. We want to understand and integrate our employees' unique perspectives and voices every day. Our employees should feel a sense of belonging and want to be part of the PAR team.

Employee Engagement and Talent Management/Development: Consistent with our employee-first strategy, we believe that our employees should have the opportunity to communicate their feedback, concerns and suggestions. We conduct annual employee engagement surveys to understand the sentiment of our employees and inform our strategies around employee engagement, retention, and total rewards. In 2025, we continued our quarterly "Living Our Values" awards. Employees submit examples where PAR values are demonstrated by a coworker, enabling them to be selected as a quarterly Living Our Values winner. Winning recipients are recognized in front of their peers for their efforts and accomplishments, in addition to custom swag and spot bonuses.

We offer a variety of programs to support employee growth and development at PAR. In 2025, we launched a company-wide mentorship program as well as a focused rising female leaders summit. We also rolled out a career development management toolkit to enable intentional career discussions between managers and employees, enabling ongoing development of talent and internal mobility across the organization.

Our Annual Talent Roadmap includes a performance review, and 360 feedback annually for all employees, as well as a robust talent review of director level and above employees with our executive team. In 2026, we will invest in the design and launch of an internally focused learning function to accelerate our career development options.

Our compensation philosophy aims to attract, retain, and incentivize top performers in a highly competitive market for talent using short-term and long-term performance targets. To support our meritocratic, pay-for-performance strategy, we reward employees for achieving performance targets and contributing to our culture by living our values day in and day out. We have a robust CEO award program that gives leaders the opportunity to over index on rewarding top performers in their organizations during the annual performance review cycle.

Health and Safety: The health and safety of our employees in the workplace are of utmost importance to us. We regularly assess our facilities to ensure compliance with our health and safety guidelines and regulatory requirements. We continue to offer the Headspace Employee Assistance Program (EAP) to our global team, providing confidential, best-in-class meditation, mindfulness support, and a full suite of work-life services to full-time employees and their families. We also introduced the Benepass Wellness Program and Lifestyle Spending Account, providing additional funding for personalized wellness needs to every employee. Additionally, as part of our dedication to employees' health, safety, and well-being, PAR established the donor-funded PAR-Sammon Family Employee Assistance Fund (EAF) to provide support during times of need.

Talent Acquisition and Attrition: PAR is committed to attracting top talent from diverse sources to meet current and future business needs. In 2025, we implemented a standardized talent selection process to raise hiring standards and introduced AI-powered resume scanning to reduce time-to-fill while helping to minimize bias. To proactively attract diverse talent and broaden our candidate pool, we continue to engage with universities, professional associations, industry groups, and leverage PAR's robust employee value proposition, which includes our location-flexible philosophy, a collaborative global work environment, and a shared sense of purpose. Our focus on retaining talent is rooted in our employee-first strategy and includes investments in employee engagement, diverse talent sourcing tools, talent management systems, and development. We continue to make appropriate adjustments to help ensure competitive compensation, including the review of our career and compensation framework and the creation of a globally unified total rewards operating model.

Available Information

Our website is located at https://partech.com. Our Annual Reports on Form 10-K, Proxy Statements on Schedule 14A, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to such reports and statements filed or furnished by us pursuant to the Exchange Act are available, free of charge, on our website at https://partech.com/investor-relations/ as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our Corporate Governance Guidelines, Board of Directors' committee charters and Code of Conduct are also available, free of charge, at https://partech.com/investor-relations/. The information posted on or accessible through our website is not incorporated into this Annual Report or in any other report or document we file with the SEC. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding SEC registrants, including PAR.

Item 1A. RISK FACTORS

Investing in our common stock involves a high degree of risk. The risks described below are not the only risks or uncertainties we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us, or that we currently believe to be immaterial, could materially and adversely affect our business, results of operations, financial condition, cash flows, and stock price.

Risks Related to Our Business and Operations

We face extensive competition in our markets, and our failure to compete effectively could result in decreased demand for our products and services and/or price reductions, which could materially and adversely affect our ability to achieve and sustain profitability and harm our business, financial condition, and results of operations.

The markets for our products and services are characterized by rapid technological advances, intense competition among existing and emerging competitors, fluid and evolving industry practices, disruptive technology developments (including the use and integration of AI into products and service offerings), and frequent new product introductions; any one of these factors, could create downward pressure on pricing and gross margins and could adversely affect sales to our existing customers, as well as our ability to attract and sell to new customers. Our future success depends on our ability to anticipate and identify changes in customer needs and/or relevant technologies (including AI), quickly respond to customer requirements, and rapidly and effectively introduce new and innovative products, features, and functions, while maintaining the integrity, quality, and competitiveness of our existing products and services. If we fail in these efforts, our business, financial condition, and results of operations could suffer, and our ability to achieve and sustain profitability could be adversely impacted.

Our failure to meet service level commitments or milestones under customer contracts may result in our customer contracts being less profitable, and expose us to liability and reputational harm.

Our subscription services agreements typically include service level commitments or milestones. If we fail to meet these contractual commitments, we may be contractually obligated to pay penalties or provide service credits for a portion of the service fees paid by our customers. Customers also typically have the right to terminate their agreements and pursue damages claims for serious or repeated failures to meet service level commitments. These contractual commitments have, and may in the future, adversely impact our revenues, ARR, and gross margins earned on our subscription services. Moreover, our failure to meet our commitments could result in customer dissatisfaction, reputational harm, or the loss of customers, and adversely affect our business and results of operations.

We rely on third-party cloud and network infrastructure providers to deliver our subscription services, and any interruptions or delays in their services could harm our reputation and business.

Our ability to deliver our subscription services in a timely, secure, and reliable manner to our customers depends on the protection of the information we store with our third-party cloud providers, as well as the maintenance of third-party network infrastructures. Interruptions or delays in these services, including those which may be caused by natural disasters or malicious actors, have, and may in the future, result in service disruptions, resulting in our failure to meet service level commitments or milestones, exposing us to liability, reputational damage, and potential loss of customers. We may also incur significant costs to use alternative providers or equipment to deliver our subscription services or taking other actions to mitigate any prolonged service disruptions. Any such alternatives could be more difficult or costly to replace than what we currently license, and integration of alternatives into our information technology system could require significant work and resources and delays.

Our products might experience coding, configuration, or manufacturing errors, which could damage our reputation, deter current and potential customers from purchasing our products and materially and adversely affect our business, financial conditions, results of operations, and cash flows.

Our products or product updates may contain coding, configuration or manufacturing errors that can negatively impact their functionality, performance, operation, and integration capabilities, and expose us to product liability, performance issues, warranty claims, and harm to our reputation, which could adversely affect our business, financial condition, results of operations, and cash flows.

Macroeconomic conditions and geopolitical events could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Economic instability or regulatory or political conditions in the United States and in other countries and regions in which we, our customers, suppliers, and our other third-party providers conduct business, and the impact of such conditions or insecurities, including inflated costs of goods and muted or decreased consumer confidence and discretionary spending, could materially and adversely impact the cost and demand for our products and services, our ability to perform our contractual obligations, and execute our operational and growth strategies.

- *Cost of products and components*. Certain areas of our business have and could continue to experience supply chain challenges, including: shortages, shipping delays, and increased costs due to price increases for hardware products and components (including as a result of increased demand from AI data center construction around the world) and in shipping costs; changes in U.S. and foreign trade policies, including new or increased tariffs, potential sanctions and counter-sanctions, particularly with or involving China, South Korea, and Taiwan, could result in increased costs. We have taken steps to minimize the impact of these factors. We have expanded the regions where we sell our hardware products, and we continue to adjust our pricing to reflect market conditions, increase our inventory levels of scarce components, and expand our supplier network by identifying and/or establishing alternative suppliers of our hardware products.

- *Cost of labor and labor shortages*. High labor costs have a direct negative impact on our results of operations and could negatively influence our customers' investment choices, including whether and when to invest in our products and services. Additionally, fewer participants in the labor market may dampen businesses' and consumers' ability and desire to invest and spend, which could also negatively influence our customers' investment choices. Any of the forgoing events could adversely impact our business, including our costs of sales and operating results.

- *Changes in consumer confidence*. The restaurant/retail industries depend on consumer discretionary spending. Our customers are impacted by consumer confidence, which is influenced, in part, by general economic conditions, which may negatively affect consumer discretionary spending. A material decline in consumer confidence could result in consumers dining out less, spending less on meals, or altering the source or mix of their purchasing choices, which could negatively impact our customers' sales and, in turn, result in reduced, delayed, or cancelled orders (bookings) or a decrease in active sites, revenue, or annual recurring revenue (ARR) from our subscription services, or an increase in customer churn; or reduced, delayed or cancelled hardware sales and installations.

Issues with product and component availability or supplier performance may affect our ability to assemble, repair, and deliver our hardware products and perform related services, which could have a material adverse effect on our business, financial condition, and results of operations.

We depend on third-party suppliers to deliver hardware products and components in sufficient quantities, at reasonable prices, and timely so that we can timely deliver and install our hardware products and perform our Advanced Exchange, depot repair and field services. We have agreements for the supply of hardware products and components, including long-term or volume-based purchase agreements with some suppliers. We have alternative sources in the event one or more of our component suppliers are not able to perform or fully perform; and we hold safety stocks of single source hardware products in quantities that we believe are sufficient to protect against possible supply chain disruptions; however, we cannot assure that hardware products and components will be available or available in needed quantities and quality or at favorable or competitive prices, including because of increased demand for hardware products and components from AI data center construction around the world. If we experience a problem (availability, quantity, quality, or pricing) with one or more of our suppliers that we are not able to cover or adequately cover from other sources, it could lead to a shortage of hardware products and components and extended lead times for the delivery and installation of our hardware products or adversely affect our performance of Advanced Exchange, depot repair and field services, which could negatively impact our ability to satisfactorily and timely meet our contractual and customer obligations. This could result in reduced sales, breach or termination of contracts, and damage to our reputation and relationships with our customers, which could have a material adverse effect on our business, financial condition, and results of operations.

Further, in some instances, we are dependent on single-source suppliers for our hardware products, which may subject us to other significant risks, including inadequate inventory, higher prices, and reduced control over delivery schedules.

Most of our suppliers of hardware products and components are located internationally, including in South Korea, China, and Taiwan, and are susceptible to hostilities in those regions and tariffs and other restrictions on trade between the United States and countries where our hardware products and components are sourced, which could increase the cost or restrict the availability of hardware products and components to us that we may not be able to offset or cover from another source. Furthermore, certain of our suppliers have and may continue to limit the allocation of hardware products and components to us and could decide to discontinue business with us (including as a result of increased demand from AI data center construction around the world), which could result in our inability to fill our supply needs, jeopardizing our ability to fulfill our contractual obligations, which could in turn, result in a decrease in sales and cash flows, contract penalties or terminations, and damage to customer relationships and our reputation.

While we have been able to secure favorable terms from most of our suppliers, this is not the case with all of our suppliers. Unfavorable pricing, quantity, and delivery terms negatively impact our gross margins associated with hardware sales and Advanced Exchange, depot repair, and field services. To offset increased costs, we have and may in the future increase the prices of our hardware products and installation, repair, and field services. These price increases could make us less competitive, result in reduced sales, and loss of potential new customers, and cause damage to our reputation and relationships with our customers, which could have a negative impact on our business, financial condition, and results of operations.

Inventory management is an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of hardware product and component inventory availability and shortages and customer requirements. We hold safety stocks of single source hardware products in quantities that we believe are sufficient to protect against possible supply chain disruptions and, in some instances, we have increased our inventory levels of components to satisfy anticipated customer requirements. Higher inventory levels can lead to increased costs for hardware products and components, higher inventory expenses, and lower gross margins, potentially necessitating the write-down of excess inventory. Effective inventory management is crucial, and failure to maintain optimal inventory levels could negatively impact our financial condition, operational results, and ability to achieve and sustain profitability.

If we are unable to recruit, develop, and retain skilled employees, our business, financial condition, and results of operations may be materially and adversely harmed.

Our ability to successfully execute our operational plans and growth strategies, achieve our business and/or development objectives, or increase the scope or range of our service or product offerings is dependent, in part, on our ability to attract, develop, and retain skilled employees, including data security and product architects, engineers and technical personnel, and sales representatives. Competition for top talent in the restaurant/retail and technology industries is intense. If we cannot effectively recruit, develop, and retain qualified employees to drive our operational and strategic goals and develop and convert opportunities our business could suffer. Our ability to recruit, develop, and retain necessary qualified employees depends on a number of factors, including compensation and benefits, flexibility regarding virtual and hybrid work arrangements, work location, work environment, and corporate culture.

Acquisitions are an element of our growth strategy, which subjects us to risks commonly associated with acquisition transactions, which could materially and adversely affect our business, financial condition, results of operations, and cash flows.

We expect to continue expanding our business through acquisitions of complementary companies, products, and technologies, including those in new or adjacent verticals. Acquisition transactions are subject to risks including:

- the diversion of our management's time and focus from operating PAR's business;
- difficulties in obtaining required regulatory or stakeholder approvals;
- equity or debt financing transactions to finance an acquisition, including potential dilution from the issuance of our capital stock or the incurrence of additional debt or the failure to obtain satisfactory financing terms;
- the failure of our due diligence to identify significant issues associated with or arising out of an acquisition transaction, including issues related to the acquisition target (such as quality of product or technology and financial reporting, accounting practices, and internal controls) or country specific laws and regulations;
- our inability to fully realize the expected financial or strategic benefits of an acquisition transaction including within the timeframe we expected;
- unforeseen costs, cost overruns, or unanticipated investments;
- failure to successfully integrate and further develop the acquired business, product, or technology;
- employee retention costs and expenses, including compensation and benefit costs and retention payments to executive officers and key employees;
- difficulties coordinating and managing geographically separate organizations, and with foreign acquisitions, the need to integrate operations across different cultures and languages and to comply with country specific laws and regulations;
- difficulties entering geographic markets, new market segments, or new verticals in which we have limited or no prior experience, which may expose us to unfamiliar market dynamics and heightened execution risk;
- cybersecurity and data security and protection related considerations, controls and exposures, including risks related to becoming subject to additional rapidly evolving and complex regulatory regimes;
- inability to retain customers and suppliers of the acquired business, and on terms similar to, or better than, those in place with the acquired business;
- assumed and unknown liabilities; and
- failure to maintain our internal controls and systems.

If we fail to realize expected benefits or synergies from our acquisitions, such as cost-savings and earnings accretion, or if we decrease our liquidity by using a significant portion of our available cash to finance acquisitions, incur additional indebtedness or issue additional equity securities to finance acquisitions or incur or assume unanticipated liabilities, losses or costs associated with our acquisitions, our business, financial condition, results of operations, and cash flows could be materially and adversely affected.

Our international operations subject us to local laws and regulatory regimes, geopolitical or economic changes or events, uncertainties, and other factors that could harm our business, financial condition, and results of operations.

For the years ended December 31, 2025, 2024, and 2023, 16.9%, 12.5%, and 8.5%, respectively, of our total consolidated revenues were derived from sales outside of the United States. Our business, financial condition, and operations could suffer due to a variety of international risks including:

- compliance with the General Data Protection Regulation ("GDPR"), the United Kingdom's Data Protection Act (the "UK-GDPR") and similar laws and regulations governing data privacy and data protection, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and other anti-corruption laws, and other regulatory or contractual limitations governing our operations and sale of products and services in foreign jurisdictions, and the risks and costs of non-compliance with such laws and regulations, including fines, penalties, criminal sanctions against us, our officers or employees, prohibitions on the conduct of our business, and damage to our reputation;
- compliance with the EU AI Act and similar laws and regulations of other foreign jurisdictions governing the development, adoption, and use of AI, which could result in significant additional costs or result in fines or other penalties for failing to comply;
- geopolitical events, such the Russia-Ukraine war, tensions with China and between China and Taiwan, hostilities in the Middle East, and uncertainty relating to new or increased tariffs or other trade restrictions implemented by the U.S. or retaliatory trade measures or tariffs implemented by other countries, which could result in reduced economic activity, increased costs in operating our business, or other potentially adverse economic outcomes;
- compliance by international employees with accounting practices generally accepted in the United States, including adherence to our accounting policies and internal controls;
- increased financial accounting and reporting burdens and complexities;
- increased risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of financial statements and irregularities in financial statements;
- reduced protection of our intellectual property rights in certain countries and practical difficulties and costs of enforcing those rights abroad;
- difficulties in managing international employees and exposure to different employment practices and local labor conditions and regulations, including labor issues faced by suppliers or immigration and labor laws which may adversely impact our access to technical and senior management;
- compliance with the laws and regulatory requirements of numerous foreign jurisdictions, including foreign taxing jurisdictions and overlapping of different tax regimes;
- sales and customer service challenges associated with operating in different countries;
- difficulties in receiving payments from different geographies, including difficulties associated with currency fluctuations, payment cycles, transfer of funds, or collecting accounts receivable; and
- increased management, travel, infrastructure, and legal compliance costs associated with having international operations.

The risks described above could increase the cost of doing business internationally, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. In addition, our international employees, including our employees located in India, Canada, New Zealand, Australia, and Serbia, and third-party consultants, including consultants located in the Philippines, Ukraine, Poland, and Nicaragua, provide software development and support services. A sustained loss of the software development services provided by our international employees and third-party consultants could negatively impact our software development efforts, adversely affect our competitive position, harm our reputation, impede our ability to achieve and sustain profitability, and negatively impact our business, financial condition, results of operations, and cash flows.

Natural disasters, pandemics, or other natural or manmade disasters or outbreaks could negatively impact our business and operations.

Our business is susceptible to losses and interruptions caused by flooding, hurricanes, earthquakes, power shortages, telecommunications failures, pandemics and other natural or manmade disasters any one of which could

have an adverse impact in countries or regions in which we conduct our business or offer and sell our services and products or our customers conduct their businesses and, in turn, decrease the demand for our services or products. Such events could also: cause delays or disruptions in access to our subscription services or third-party providers' software and systems; cause supply chain disruptions, resulting in shortages or delays in shipments of hardware products and components; create health and safety risks to our employees and distract employee productivity; and result in changes in consumer spending choices and customer investment decisions, any one of which could harm our business and results of operations. Moreover, we may be subject to climate-related regulations and reporting requirements and changing market dynamics and stakeholder expectations regarding climate change and any impact our operations have or may have on the environment, all of which may impact our business, financial condition and results of operations.

Risks Related to Cyber Security, Data Privacy, and Intellectual Property

Our cloud applications and information technology systems or those of our service providers could be subject to cyberattacks or other security incidents, which could result in operational disruptions, costly governmental investigations or litigation and other adverse consequences that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We experience cyber-attacks and other attempts to gain unauthorized access to our cloud applications and information technology systems on a regular basis, and we anticipate that we will continue to be subject to such attempts as we continue to expand the products and services we offer to customers. Despite our cybersecurity program and the technical and organizational security measures we use to detect and prevent unauthorized access and usage, our cloud applications and information technology systems, and the third-party cloud computing platforms on which our cloud applications and data are stored or processed, are vulnerable to cyber-attacks, including computer viruses, distributed denial of services attacks, malware, social engineering, credential-based attacks, supply chain attacks and other attacks which may result in unauthorized access by malicious actors, including nation-states and their agents. Such events have caused, and in the future could result in, the disruption of access to or the interruption of the operation of our cloud applications and information technology systems, or the cloud computing platforms and cloud applications of our third-party providers.

Even though prior events did not have a material adverse effect on our cloud applications and information technology systems or the cloud computing platforms and cloud applications of our third-party providers/integrators and our operations, there can be no guarantee that the same will be the case in the future. Cyber-attacks have become increasingly more sophisticated, frequent, and difficult to predict and protect against. In particular, the shift to a widespread remote working environment, including additional remote development teams, and the addition of new infrastructures, as well as the emergence and maturation of AI capabilities, increases the opportunities available to malicious actors, and, as such, increases the risk of a cyber-attack potentially occurring which may result in the disruption of access to or the interruption of the operation of our cloud applications and information technology systems, or the cloud computing platforms and cloud applications of our third-party providers/integrators. A material failure or disruption in our operations due to such an attack could result in unauthorized access, data loss, misappropriation of information, interruption of systems availability or denial of access to applications or information required by our customers to conduct their businesses, which in turn could result in costly governmental investigations and litigation, breach of contract claims, indemnity obligations, and reputational damage, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Security defects and vulnerabilities in our cloud applications and information technology systems or those of our service providers, integrators, and customers could result in claims of liability against us, damage our reputation, or otherwise materially harm our business, financial condition, results of operations, and cash flows.

Our cloud applications and information technology systems and those of our third-party service providers/integrators and customers are inherently subject to security defects and vulnerabilities due to the release of new technologies and new techniques developed by malicious actors. If the manner and timing of how we fix identified security defects and vulnerabilities to our cloud applications and information technology systems is wrong or the manner and timing of how our third-party service providers/integrators, or third-party network providers fix defects and vulnerabilities in their cloud applications and information technology systems is wrong, or our customers do not implement or timely implement security updates or version upgrades provided by us or our third-party service providers\integrators, then our and our third-party service providers\integrators cloud applications and information technology systems, and the information technology systems of our customers may be left vulnerable to delays and disruptions to access, which may result in our customer's being unable to conduct their businesses. Unchecked security defects or vulnerabilities, may result in a material failure of our or our third-party providers\integrators cloud applications and information technology systems, substantial service disruptions, unauthorized access or denial of

access, data loss or misappropriation of information, which in turn could result in breach of contract claims, indemnity obligations, governmental investigations and litigation, indemnity obligations, and reputational damage, which could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

Our failure to comply with data privacy or data protection laws and regulations could subject us to significant penalties and legal liability, harm our reputation or otherwise materially harm our business, financial condition, results of operations, and cash flows.

Global data privacy and data protection legislation, enforcement, and policy activity are rapidly expanding and creating a complex compliance environment and the potential for significant liability in the event of a data incident. We are subject to data privacy and data protection laws and regulations (including AI laws and regulations) in the United States and abroad, some of which place restrictions on our ability to process personal data across our business. For example:

- Various state data privacy and data protection laws, including the California Consumer Privacy Act ("CCPA"), as amended by the California Privacy Rights Act ("CPRA"), the Illinois Biometric Information Privacy Act ("BIPA"), the Virginia Consumer Data Protection Act, the Colorado Privacy Act, the Utah Consumer Privacy Act, Connecticut's Act Concerning Personal Information Privacy and Online Monitoring, the New York SHIELD Act, and the regulations implementing these laws, establish data privacy rights to their respective residents (including in California, where residents have a private right of action for violations of the CCPA and CPRA) and regulate how we may collect, use, process and store personal data.

- The General Data Protection Regulation ("GDPR") and the United Kingdom's Data Protection Act 2018 ("UK-GDPR"), impose requirements relating to the processing of personal data, the information provided to individuals regarding the processing of their personal data, the security, confidentiality, minimization, and retention of personal data, notifications in the event of personal data breaches and the use of third-party processors. The GDPR and the UK GDPR impose substantial fines for breaches of data protection requirements, which can be up to four percent of annual worldwide revenues or 20 million Euros, whichever is greater.

These laws and regulations are evolving and the application, interpretation, and enforcement of these laws and regulations are often uncertain; nevertheless, our failure or perceived failure to adequately address data privacy and data protection concerns, or to comply with applicable laws and regulations could damage our reputation, discourage current or potential customers from using our products and services, and result in costly governmental investigations, enforcement actions or litigation, breach of contract claims, indemnity obligations, additional insurance costs, complaints by private individuals, and/or the payment of penalties to consumers or governmental entities, which could have a material and adverse effect our business, financial condition, results of operations and cash flows.

Assertions by third parties of infringement or other violations by us of their intellectual property rights could result in significant costs and materially and adversely harm our business, financial conditions, results of operations and cash flows.

We believe that our products and services do not infringe the intellectual property rights of third parties; however, third parties have asserted infringement, misappropriation, and other related claims against us in the past and we cannot guarantee that third parties will not assert such claims against us with respect to our current or future products and services, or that any such assertions will not require us to enter into royalty arrangements or settlement agreements, or result in costly litigation or in our being unable to use certain intellectual property. Infringement assertions and related causes of action from third parties have involved, and may in the future involve, patent holding companies or non-practicing entities or other patent owners who have no relevant product revenue, and therefore our viable and supportable defenses may provide little or no deterrence to these entities or patent owners in bringing intellectual property rights claims against us. Any of these events could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

There are risks related to our information technology systems, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We are in the process of combining our customer relationship management (CRM) and enterprise resource planning (ERP) systems into a single pre-existing CRM and ERP system, both of which are intended to improve the efficiency and effectiveness of our operations by streamlining information flow. The implementation processes are complex and time-consuming and are subject to project delays, integration risks, data conversion risks, and risks associated with the efficient and effective adoption of these systems by employees and customers. These risks

could result in operational inefficiencies that materially and adversely affect our business, financial condition, results of operations, and cash flows due to:

- unforeseen and unbudgeted costs;
- reduced, delayed, or cancelled orders (bookings) for our subscription services, a decrease in sites actively using our subscription services or a decrease in subscription service revenue or annualized recurring revenue (ARR) from our subscription services, or an increase in customer churn;
- reduced, delayed, or cancelled hardware sales and installations; and
- customer payment delays.

Furthermore, the implementation processes of these systems may create change management risks that require effective internal controls to mitigate. Our failure to maintain an effective internal control environment could have a material adverse effect on our ability to accurately and timely report our financial results.

Our use of AI could have a material adverse effect on our business, financial condition, and results of operations.

We actively develop AI-native products and sophisticated AI tooling, integrating advanced AI technologies across our product development, internal operations, and customer solutions. We are committed to significantly expanding these capabilities with the clear ambition to establish and maintain PAR's role as an AI innovation leader within our industry. However, our expanding use of AI—and that of third parties—carries risks, including the potential for bias or inaccurate outputs leading to flawed decision-making, misuse or infringement of intellectual property rights, operational inefficiencies, and unauthorized disclosure of sensitive information. Ensuring the integrity and security of AI tools and usage may require significant investment, potentially impacting our gross margins; however, if we fail to properly address these issues our reputation could be harmed and the demand for our products or services reduced, which could have a material adverse effect on our business, financial condition, and results of operations.

The legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain, with jurisdictions around the world applying, or considering applying, laws and regulations related to intellectual property, cybersecurity, export controls, privacy, data security, and data protection to AI, or general legal frameworks on AI, such as the Colorado AI Act, which goes into effect in June 2026, or the EU AI Act, parts of which went into effect in 2025. These laws and regulations are evolving and the application, interpretation, and enforcement of these laws and regulations are uncertain; nevertheless, our failure or perceived failure to comply with applicable laws and regulations, industry standards or ethical requirements and expectations relating to AI could damage our reputation, discourage current or potential customers from using our products and services, and result in costly governmental investigations, enforcement actions or litigation, breach of contract claims, indemnity obligations, additional insurance costs, and/or penalties, which could have a material and adverse effect on our business, financial condition, and results of operations. Moreover, the public may perceive AI negatively, associating it with job displacement and privacy and ethical concerns. This perception could harm our reputation, lead to reduced demand for our products or services or harm our ability to obtain favorable pricing or other terms for our products and services, which could have a material adverse effect on our business, financial condition and results of operations.


Financial Related Risks


We may not be able to achieve and sustain profitability, which could have a material adverse effect on our financial condition and the trading price of our common stock.

We have incurred operating losses in each of the last several years, including for the year ended December 31, 2025. For us to achieve and sustain profitability, we must operate our business consistent with our capital allocation strategy, which focuses on the allocation of our capital to revenue generating activities, while controlling expenses. We cannot assure that we will be successful in achieving or sustaining profitability in the future, among other things:

- our investments in new products, new features for existing products—including the development of AI-native products, advanced AI tooling and capabilities, and related infrastructure—may require significantly greater capital than anticipated, or these initiatives may not deliver the expected commercial success, incremental revenue, or business growth;
- we may not realize the anticipated revenue contributions or operational synergies of our acquired businesses or achieve our targeted growth rates or improve our market share; and
- we may not be able to control expenses at the levels planned due to internal and external factors, such as a recession or slowed economic growth, inflationary pressures, and geopolitical events, many of which are beyond our control.

If we fail to achieve and sustain profitability, our financial condition could be materially and adversely impacted and the market price of our common stock could decline.

For the year ended December 31, 2025, one customer accounts for a significant portion of our revenues. The loss of this customer's purchase of hardware, subscription services, and professional services, or a significant reduction, delay, or cancellation of purchases of hardware, subscription services, and professional services by this customer, could materially and adversely affect our business, results of operations, and cash flows.

Aggregate sales of hardware, subscription services, and professional services to the one customer and their respective franchisees accounted for 21% of our consolidated revenues for the year ended December 31, 2025. Significant reductions, delays or cancellations of hardware sales, subscription services, and professional services to this customer and its franchisees would reduce our revenue and operating income and could materially and adversely affect our business, results of operations, and cash flows.

We may not have sufficient cash flow from our operating subsidiaries to pay our debt, which may seriously harm our business.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including our 2.875% Convertible Senior Notes due 2026 (the "2026 Notes"), our 1.50% Convertible Senior Notes due 2027 (the "2027 Notes"), and our 1.00% Convertible Senior Notes due 2030 (the "2030 Notes", and together with the 2026 Notes and the 2027 Notes, the "Senior Notes"), depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our operating subsidiaries may not continue to generate cash flow from operations in the future sufficient to service our debt because of factors beyond our control. If our operating subsidiaries are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to raise funds through debt or equity issuances, refinance our indebtedness and otherwise access the credit and capital markets at the times and in the amounts needed and on acceptable terms will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

Our indebtedness could, among other things, restrict or limit our ability to plan and react to changes in our business and our industries; place us at a disadvantage compared to our competitors who have less debt; and limit our ability to borrow additional amounts to fund acquisitions, for working capital, and for other general corporate purposes.

A conversion of the Senior Notes, or a fundamental change under the Senior Notes, if triggered, may materially and adversely affect our financial condition and results of operations.

If a fundamental change occurs, holders of the Senior Notes may require us to repurchase all or a portion of their Senior Notes in cash. Furthermore, upon conversion of any Senior Notes, unless we elect to deliver solely shares of our common stock to settle the conversion (excluding cash in lieu of delivering fractional shares of our common stock), we must make cash payments in respect of the Senior Notes. Even if holders do not elect to convert their Senior Notes, we could be required under applicable accounting rules to reclassify all or a material portion of the outstanding principal of the Senior Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital. Any of the cash payments described above could be significant, and if we fail to repurchase the Senior Notes when required or deliver the consideration due upon conversion, we will be in default under the indentures governing the Senior Notes. In such an event of default, holders of the Senior Notes with the defaulted indebtedness could elect to declare all principal, together with accrued and unpaid interest, due and payable, which would materially and adversely affect our financial condition and results of operations.

We make estimates and assumptions in connection with the preparation of our financial statements, and any changes to those estimates and assumptions could adversely affect our results of operations, cash flows and financial condition.

In connection with the preparation of our financial statements, we use certain estimates and assumptions based on historical experience and other factors. Our most critical accounting estimates are described in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates". For example, we make significant estimates and assumptions when accounting for revenue

recognition, the recognition and measurement of assets acquired and liabilities assumed in business combinations and asset acquisitions at fair value, stock-based compensation, identifiable intangible assets and goodwill, valuation allowances for receivables, and valuation of excess and obsolete inventories. These estimates and assumptions are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could adversely affect our results of operations, cash flows, and financial condition.

A portion of our total assets consists of goodwill and identifiable intangible assets, which are subject to a periodic impairment analysis. A significant impairment determination in any future period could have an adverse effect on our financial condition and results of operations, even without a significant loss of revenue or increase in cash expenses attributable to such period.

Our goodwill was approximately $898.0 million at December 31, 2025 and our intangibles were $203.4 million at December 31, 2025. Identifiable intangible assets are primarily a result of business acquisitions and internally developed capitalized software. We test our goodwill and identifiable intangible assets for impairment annually, or more frequently if an event occurs or circumstances change that would indicate possible impairment. We describe the impairment testing process more thoroughly in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates." Our estimates are subject to uncertainties. If we determine an impairment has occurred at any point in time, we will be required to reduce goodwill or identifiable intangible assets on our balance sheet, which could materially and adversely impact our financial condition and results of operations. Additional information about our impairment testing is contained in "Note 1 – Summary of Business and Significant Accounting Policies" of the notes to consolidated financial statements in "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report.

Ineffective internal controls could have a material adverse effect on our business, financial conditions, and results of operations.

Our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, failure or interruption of information technology systems, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the SEC could be adversely affected. This could cause our financial reporting to be unreliable and potentially result in a restatement of our financial statements, which in turn could lead to a loss of investor confidence and a decline in the trading price of our common stock, and could subject us to investigation or sanctions by the SEC. Any such consequence or other negative effect could have a material adverse effect on our business, financial condition, and results of operations.

Our financial results may be impacted by changes in tax law or changes in our tax position.

We are subject to taxation in the United States and various foreign jurisdictions in which we operate. Changes to existing tax laws, regulations, or their interpretation may materially and adversely affect our effective tax rate, tax payments, results of operations, financial condition, and cash flows. Our future tax rates could be influenced by several factors, including changes in accounting standards, modifications to tax laws at federal, state, or international levels, or new tax rulings and regulations issued by government authorities.

We are also subject to sales tax laws in various states and countries, and changes to these laws or their interpretation could affect our tax responsibilities. Certain state tax authorities may challenge or dispute our tax reporting, potentially requiring us to collect or remit additional taxes, which could result in penalties, interest, and other sanctions. Moreover, some states have enacted or are considering new tax obligations for online marketplaces, payment service providers, and other intermediaries, which could increase our compliance burden and result in additional reporting and record-keeping requirements. Non-compliance with these obligations could lead to substantial monetary penalties and restrict our ability to operate in certain jurisdictions. Any one of these consequences or other negative effects could have a material adverse effect on our financial condition, cash flows or results of operations.

Our tax position may be further impacted by fluctuations in the mix of earnings between jurisdictions with varying tax rates, changes in the valuation of our deferred tax assets, including net operating losses ("NOLs"), and adjustments to unrecognized tax benefits. Tax authorities may review and challenge the pricing arrangements between our domestic and foreign subsidiaries, and an adverse determination in this regard could negatively impact our financial results. Additionally, if we are unable to utilize our NOLs or other deferred tax assets due to changes in

tax laws or insufficient future taxable income, we could face an increased cash tax liability, which could have a materially adverse effect on cash flows and financial condition.

Risks Related to the Ownership of our Common Stock

We have not paid dividends in the past and we do not anticipate paying dividends in the foreseeable future.

We have never paid dividends on our common stock and have no plans to pay dividends on our common stock in the foreseeable future. Any declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, results of operations, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. Until such a time that we pay a dividend, our investors must rely on sales of their PAR common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Future sales of our common stock or other securities could depress the price of our common stock and could result in dilution to our shareholders.

We have and likely will in the future issue and sell shares of common stock or other securities to raise capital or issue securities for a variety of purposes, including in connection with acquisitions of other businesses or other strategic transactions. The issuance of newly issued shares of our common stock or securities convertible into our common stock could dilute existing shareholders by reducing each share's percentage ownership of the company, thereby decreasing current shareholders' proportionate interest in future earnings, assets, and voting power, and potentially lowering the market price of our common stock. Additionally, dilution may have a negative impact on the price of our common stock if investors react unfavorably to a transaction involving the issuance of shares.

Our evaluation or completion of strategic transactions may negatively impact our business and stock price.

Our board of directors and management periodically evaluate strategic transactions to maximize value for our shareholders, including strategic acquisitions, sales of non-strategic assets or businesses, capital markets and other transactions. We cannot provide assurance that any transaction will be completed; whether we decide to pursue a transaction will depend on numerous factors, some of which are beyond our control. Such factors include the interest of potential acquisition targets or acquirers, sources of financing and terms, market conditions, and industry trends. Even if a transaction is completed, there can be no assurance that the transaction will be successful or have a positive effect on shareholder value. In addition, our financial results and operations could be adversely affected, including the diversion of management's attention from our operations and the execution of other strategies. We have and will continue to incur substantial expenses associated with identifying, evaluating, and negotiating potential strategic transactions, including legal, accounting, and financial advisor fees. Furthermore, the public announcement of a strategic transaction may negatively impact our operating results if investors react unfavorably to the announcement or if we are not able to realize the anticipated benefits of the transaction. We do not intend to disclose developments or provide updates with respect to potential strategic transactions unless and until disclosure is appropriate or required. Accordingly, speculation regarding potential strategic transactions could cause our stock price to significantly fluctuate.

The trading price and volume of our common stock has experienced, and may continue to experience, volatility, which could result in losses for our shareholders.

The trading price and volume of our common stock has experienced, and may continue to experience, volatility, which could result in losses for our shareholders. Additionally, such volatility could limit our ability to finance strategic transactions, including acquisitions, using our common stock, potentially impacting our ability to pursue valuable opportunities. A number of factors can impact the trading price of our common stock, including:

- the actual or perceived impact of uncertainties, volatility, and economic disruption created by macroeconomic conditions and geopolitical events, including, inflation, recession, interest rate fluctuations, actual and potential shifts in and uncertainties with respect to U.S. and foreign trade policies (including new or increased tariffs or other trade restrictions implemented by the U.S. or retaliatory trade measures or tariffs implemented by other countries), actual or anticipated military or political conflicts (including the Russian-Ukraine war, tensions with China and between China and Taiwan, hostilities in the Middle East)

and global pandemics or other public health crises, on our business, our customers, and the industries in which we operate;
- actual or anticipated fluctuations in our financial condition and results of operations (including, shortfalls or changes in expectations about, our revenue, gross margins, earnings, annual recurring revenue ("ARR"), sales of our product and service offerings or other key performance metrics;
- the performance and prospects of major customers;
- our quarterly or annual financial results or those of other companies operating in our industries;
- the lack of earnings guidance;
- investor perception of us and the industries in which we operate;
- the contents of published research reports about us or the industries in which we operate;
- any increased indebtedness we may incur in the future;
- actions by institutional shareholders;
- operating and stock performance of other companies that investors deem comparable to us (and changes in their market valuations) and overall performance of the equity markets;
- announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, or capital commitments; and
- litigation and governmental investigations.

In addition, the market for technology stocks or the stock market in general has experienced and may continue to experience uneven investor confidence, which may cause the trading price for our common stock to decline for reasons unrelated to our operating performance.

Our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, and the federal district courts as the exclusive forum for Securities Act claims, which could limit our shareholders' ability to obtain what some shareholders believe to be a favorable judicial forum for disputes with us or our directors, officers, other employees, or agents.

Our bylaws provide that unless we select or consent in writing to the selection of an alternative forum, all complaints asserting any internal corporate claims, which are claims (including claims brought on PAR's behalf): (i) that are based upon a violation of a duty (including any fiduciary duty) owed by a current or former director, officer, employee, or shareholder in such capacity; or (ii) as to which the Delaware General Corporation Law (DGCL) confers jurisdiction upon the Court of Chancery, shall, to the fullest extent permitted by law and subject to applicable jurisdictional requirements, be made in the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, subject matter jurisdiction, another state court or a federal court located within the State of Delaware). Further, unless we select or consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The choice-of-forum provision in our bylaws does not apply to suits brought to enforce any liability or duty created by the Exchange Act, and shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in our common stock shall be deemed to have notice of and to have consented to the forum selection provisions described in our bylaws. These choice-of-forum provisions may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and such persons. It is possible that a court may find these provisions of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, in which case we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition, or results of operations and result in a diversion of the time and resources of our management and board of directors.

Certain provisions of our certificate of incorporation and bylaws and Delaware law may discourage a takeover of our company.

Our certificate of incorporation and bylaws contain certain provisions that may discourage, delay, or prevent a change in our management or control over us. For example, our certificate of incorporation and bylaws, collectively:

- authorize the issuance of undesignated preferred stock that could be issued by our board of directors to thwart a takeover attempt;
- provide that vacancies on our board of directors, including vacancies resulting from an enlargement of our board of directors, may be filled only by a majority vote of directors then in office;

- permits only the board of directors, or the chairman of the board of directors or the president pursuant to a resolution approved by a majority of the then authorized number of our directors to call special meetings of shareholders;
- prohibit shareholder action by written consent except by unanimous written consent of all shareholders; and
- establish advance notice requirements for nominations of candidates for elections as directors or to bring other business before an annual meeting of our shareholders.

These provisions could discourage potential acquisition proposals and could delay or prevent a change in control, even though a majority of shareholders may consider such proposal, if effected, desirable. Such provisions could also make it more difficult for third parties to remove and replace the members of our board of directors. Moreover, these provisions may inhibit increases in the market price of our common stock that may result from takeover attempts or speculation.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. CYBERSECURITY

Risk Management and Strategy

Cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program, which is managed by PAR's Information Security & Privacy team, is designed to identify, assess and manage risks from cybersecurity threats, and it provides a framework for handling cybersecurity threats and incidents. The program is also aligned with the risk assessment framework that has been established by our internal audit team.

Our cybersecurity risk management framework includes steps for assessing the severity of a cybersecurity threat (including an escalation process for potentially material cybersecurity threats and incidents to an internal committee comprised of members of senior management), identifying the source of a cybersecurity threat (including whether the cybersecurity threat is associated with a third-party service provider), and implementing cybersecurity countermeasures and mitigation strategies. The internal committee is responsible for assessing the materiality of cybersecurity threats and incidents, and it informs members of senior management and the audit committee of our board of directors of material cybersecurity threats and incidents.

PAR's cybersecurity risk management program leverages industry-recognized security frameworks, including the U.S. National Institute of Standards and Technology ("NIST") and the Center for Internet Security ("CIS") Critical Security Controls. We also engage third-party independent auditors to attest to the implementation and operational effectiveness of security controls implemented within our product and service environments in scope for Payment Card Industry Data Security Standard ("PCI DSS") and American Institute of Certified Public Accountants ("AICPA") System and Organization Controls ("SOC") as well as financial systems in scope for Sarbanes-Oxley information technology general controls. Our internal audit team conducts regularly scheduled audits of our IT and business systems. The results of these audits are reported to senior management and the audit committee as part of the quarterly reporting process discussed above.

We require our vendors to comply with our privacy and cybersecurity requirements, and we perform risk assessments of vendors, including their ability to protect data from unauthorized access. We implement enterprise-wide information security policies and security awareness training to promote compliance and enhance security awareness and vigilance among our workforce. This training is distributed to all employees and includes interactive training on the acceptable use of technology, secure software development practices and phishing simulations.

Based on the information available as of the date of this Annual Report, we believe that risks from cybersecurity threats, including as a result of previous cybersecurity incidents, have not materially affected us, including our business, strategy, results of operations or financial condition, and as of the date of this Annual Report, we are not aware of any material risks from cybersecurity threats that are reasonably likely to do so. However, we cannot eliminate all risks from cybersecurity threats or provide assurances that PAR will not be materially affected by cybersecurity risks in the future. Additional information on cybersecurity risks we face is discussed in "Item 1A. Risk Factors" which should be read in conjunction with the foregoing information.

Governance

As part of our overall enterprise risk management program, we prioritize the identification and management of cybersecurity risk at several levels. Our board of directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the audit committee, which is responsible for overseeing that management has processes in place designed to identify and evaluate cybersecurity risks and that management has implemented processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents.

Management is responsible for identifying, considering, and assessing material cybersecurity risks on an ongoing basis, establishing processes to provide that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures, and maintaining cybersecurity programs.

Our cyber risk assessment program is managed by our Information Security & Privacy team, which is led by our Vice President of Information Security & Privacy, who has over twenty-four (24) years of experience in the cybersecurity and technology industry. The Vice President of Information Security & Privacy reports to our Chief Financial Officer. The Vice President of Information Security & Privacy oversees multiple teams that are operationally responsible for PAR's cybersecurity, including IT Security, Cloud Security, and Development, Security & Operations, each of which provides regular updates to the Vice President of Information Security & Privacy regarding threat intelligence, cyber incidents, and cyber risk mitigation strategies as part of their responsibilities. The Vice President of Information Security & Privacy works closely with the Vice President of IT, who is responsible for PAR's information technology, and with the Chief Technology Officer (CTO), who is responsible for software engineering across most of PAR's products. Together, the three individuals have a complementing set of responsibilities to align, implement, and govern cybersecurity policies, standards, and technology controls throughout PAR.

Our audit committee, typically in joint session with our board of directors, meets quarterly with the Vice President of Information Security & Privacy, the Vice President of Information Technology, and/or the CTO who provide updates to it on, among other things, cybersecurity threat landscape, risk assessments, mitigation plans, notable incidents, the status of projects to strengthen our information security systems, engagement of third parties (e.g., consultants and auditors) and third-party tools, and our employee-training programs.

Item 2. PROPERTIES

Our principal executive offices are located in 208,700 square feet of owned office space at 8383 Seneca Turnpike, New Hartford, New York, from which we operate out of 180,900 square feet and lease the remaining space to third parties. We also use this space to assemble certain of our hardware products and for research and development, sales, and professional services. In addition to this principal property, we have leasehold interests in small office spaces located in Australia, New Zealand, Japan, Poland, Canada, India, United Arab Emirates, England, Switzerland, Serbia, and other locations within the U.S. We are currently operating in a substantially remote work environment and believe our current facilities are adequate for our present needs. If and when our property needs change, we believe the capacity of our current facilities and ability to obtain suitable additional facilities on commercially reasonable terms will satisfy our business requirements.

Item 3. LEGAL PROCEEDINGS

The information set forth in "Note 14 – Commitments and Contingencies" of the notes to consolidated financial statements in "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report is incorporated herein by reference. We do not believe that we have any pending litigation that would have a material adverse effect on our financial condition or results of operations.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5.   MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Trading Market

Our common stock is listed on the New York Stock Exchange under the symbol "PAR". According to the records of our transfer agent, as of February 24, 2026, there were 258 holders of record of our common stock. The actual number of holders of our common stock is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers, banks, and other nominees.

Dividend Policy

We have never paid cash dividends on our common stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to pay any cash dividends in the foreseeable future. Any declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, results of operations, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant.

Performance Graph

The performance graph below shows the cumulative total shareholder return on our common stock compared to the cumulative total shareholder return on the Russell 2000 index and the Russell 2000 Technology index, a published peer industry group of 193 companies on an annual basis.

The performance graph assumes the investment of $100 on December 31, 2020 in our common stock, the Russell 2000 and the Russell 2000 Technology indices. The cumulative total shareholder returns shown below represent the value that such investments would have had on December 31, 2025 (assuming reinvestment of all dividends). Historical stock price performance should not be relied upon as an indication of future stock price performance.



Item 6. **RESERVED**

Not applicable.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the notes thereto included under "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed under "Forward-Looking Statements" above and "Part I, Item 1A. Risk Factors" above.

The following section generally discusses year-over-year comparisons between 2025 and 2024. Discussions related to year-over-year comparisons between 2024 and 2023 are included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 3, 2025.

2025 Operating Performance Highlights



Annual Recurring Revenue ($'000,000)
272.5
313.3
272.5
315.4
2024
2025
2024
2025
Organic - Year-over-year growth of 15.0%
Total - Year-over-year growth of 15.7%

Subscription Service Gross Margin Percentage
53.5%
54.7%
65.9%
66.8%
2024
2025
2024
2025
GAAP - Year-over-year improvement of 120 basis points (bps)
Non-GAAP - Year-over-year improvement of 90 basis points (bps)

Net Loss from Continuing Operations/Adjusted EBITDA ($'000,000)
(89.9)
(84.7)
(6.4)
23.0
2024
2025
2024
2025
Net Loss from Cont. Ops. Year-over-year improvement of $5.3 million
Adjusted EBITDA Year-over-year improvement of $29.3 million

Refer to "Key Performance Indicators and Non-GAAP Financial Measures" below for important information on key performance indicators, such as annual recurring revenue (ARR), and non-GAAP financial measures, including non-GAAP subscription service gross margin percentage and adjusted EBITDA. We use these key performance indicators and non-GAAP financial measures to evaluate our performance.

Macroeconomic Environment

The tariff and supply chain environment is complex and evolving. Beginning in the second quarter of 2025, the U.S. government implemented a series of significant new tariffs, including on imports from several countries where we source certain components and hardware products. Other countries have responded with retaliatory actions or plans for retaliatory actions. There has been significant uncertainty resulting from the implementation, termination, and conditional pause of these tariffs and the situation remains fluid, including because of the U.S. Supreme Court's decision that the International Emergency Economic Powers Act does not authorize the President to impose tariffs. Additionally, increased demand for hardware products and components from AI data center construction around the world has created uncertainty as to whether these products will be available or available in needed quantities and quality or at favorable or competitive prices. We continue to monitor macroeconomic trends and uncertainties in light of continuing changes to global trade policies and supply chain pressures, which may have adverse effects on our hardware revenue and hardware gross margin. As a result of these events, we anticipate increased supply chain challenges, commodity cost volatility, and consumer and economic uncertainty. Management continues to evaluate and implement mitigating actions, including potential supply chain resiliency movements, cost or pricing measures and alternative shipping practices, if needed, as the macroeconomic environment evolves.

On July 4, 2025, the One Big Beautiful Bill Act (the "Act") was signed into law. The Act contains changes to U.S. federal tax law, including reinstatement of immediate expensing of domestic research and development expenditures, and has multiple effective dates. The enacted legislation did not have a material impact on our annual effective tax rate for the fiscal year ended December 31, 2025, and resulted in a decrease to taxes payable. We will continue to evaluate all applicable provisions of the legislation and their impact on our consolidated financial statements for the fiscal year ended December 31, 2026 and beyond.

COMPONENTS OF RESULTS OF OPERATIONS

Revenues

Subscription Service

Consists of revenue from software-as-a-service ("SaaS") solutions, related software support, managed platform development services, and transaction-based payment processing services.

Hardware

Consists of revenue from the sale of point-of-sale terminals and tablets, wireless headsets, drive-thru systems, kitchen display systems, kiosks, printers, payment devices, and other in-store peripherals.

Professional Service

Consists of revenue from hardware support, installations and implementations, and on-site and technical support.

Cost of Sales

Subscription Service

Consists of expenses directly related to the delivery of our software, including customer support and infrastructure management personnel costs, hosting and cloud infrastructure costs, amortization of capitalized and acquired developed technology, third-party software licensing fees, and payment processing fees.

Hardware

Consists of expenses directly related to the production, procurement, and delivery of hardware products sold to customers, including manufacturing and procurement personnel costs, freight charges, excess and obsolete inventory expenses, and allocated overhead.

Professional Service

Consists of the personnel costs of our deployment team associated with delivering these services and costs related to hardware repairs and advanced exchange contracts.

Operating Expenses

Sales and Marketing

Consists of employee-related costs incurred for personnel that support sales and marketing activities, as well as general marketing and event costs.

General and Administrative

Consists of employee-related costs incurred for management and administrative functions, including finance, legal, human resources, and information technology. General and administrative expenses also include costs related to fees paid for certain professional services and software, insurance, and occupancy costs, as well as bad debt expense and depreciation expense.

Research and Development

Consists of uncapitalized engineering and product development personnel costs associated with improvements to our platform and the development of new product offerings and expenses associated with the use of third-party software directly related to the development of our products and services.

Amortization of Identifiable Intangible Assets

Consists of amortization expense related to acquired intangible assets including customer relationships, non-competition agreements, and trade names.

Adjustment to Contingent Consideration Liability

Reflects a reduction to the fair market value of the contingent consideration liability related to the acquisition of MENU Technologies A.G. in July 2022 (the "MENU Acquisition").

Gain on Insurance Proceeds

Consists of insurance proceeds from the settlement of legacy insurance claims.

Other Non-Operating Expenses

Interest expense, net

Consists of interest incurred on the 2026 Notes, 2027 Notes, and 2030 Notes, as well as on the credit facility with Blue Owl Capital Corporation as administrative agent and collateral agent and Blue Owl Credit Advisors, LLC as lead arranger and bookrunner (the "Credit Facility") prior to its repayment in January 2025 and on the 4.500% Convertible Senior Notes due 2024 (the "2024 Notes") prior to the induced conversion in October 2023, offset by interest earned from cash held in money market accounts and on our marketable securities.

Loss on extinguishment of debt

Represents the loss on inducement of our 2024 Notes and partial inducement of our 2026 Notes, and the loss related to the early repayment of the Credit Facility.

Other (expense) income, net

Consists of foreign currency transaction gains and losses and other miscellaneous non-operating income and expenses.

(Provision for) Benefit from Income Taxes

Consists of U.S. federal and state income tax, international income taxes in various foreign jurisdictions, and interest and penalties related to income taxes. Our effective tax rate fluctuates from period to period due to changes in the mix of income and losses in jurisdictions with a wide range of tax rates, the effect of acquisitions, changes resulting from the amount of recorded valuation allowance, and permanent differences between GAAP and local tax laws. Refer to "Note 13 – Income Taxes" of the notes to consolidated financial statements in "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report for additional information about our income taxes and effective tax rate.

RESULTS OF OPERATIONS

Results of operations for the years ended December 31, 2025, 2024, and 2023 were as follows:

Consolidated Results

(in thousands)	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2025	2024	2023	2025	2024	2023	2025 vs 2024	2024 vs 2023
Revenues, net:								
Subscription service	$ 291,170	$ 207,422	$ 122,597	63.9 %	59.3 %	44.3 %	40.4 %	69.2 %
Hardware	106,410	87,040	103,391	23.4 %	24.9 %	37.4 %	22.3 %	(15.8)%
Professional service	57,967	55,520	50,726	12.7 %	15.9 %	18.3 %	4.4 %	9.5 %
Total revenues, net	$ 455,547	$ 349,982	$ 276,714	100.0 %	100.0 %	100.0 %	30.2 %	26.5 %
Gross margin								
Subscription service	159,143	110,903	58,862	34.9 %	31.7 %	21.3 %	43.5 %	88.4 %
Hardware	24,366	21,117	23,072	5.3 %	6.0 %	8.3 %	15.4 %	(8.5)%
Professional service	14,517	14,104	7,512	3.2 %	4.0 %	2.7 %	2.9 %	87.8 %
Total gross margin	198,026	146,124	89,446	43.5 %	41.8 %	32.3 %	35.5 %	63.4 %
Operating expenses:								
Sales and marketing	48,911	41,708	38,513	10.7 %	11.9 %	13.9 %	17.3 %	8.3 %
General and administrative	122,707	108,898	72,139	26.9 %	31.1 %	26.1 %	12.7 %	51.0 %
Research and development	81,771	67,258	58,356	18.0 %	19.2 %	21.1 %	21.6 %	15.3 %
Amortization of identifiable intangible assets	13,408	8,452	1,858	2.9 %	2.4 %	0.7 %	58.6 %	>200 %
Adjustment to contingent consideration liability	—	(600)	(9,200)	— %	(0.2)%	(3.3)%	(100.0)%	(93.5)%
Gain on insurance proceeds	—	(495)	(500)	— %	(0.1)%	(0.2)%	(100.0)%	(1.0)%
Total operating expenses	266,797	225,221	161,166	58.6 %	64.4 %	58.2 %	18.5 %	39.7 %
Operating loss	(68,771)	(79,097)	(71,720)	(15.1)%	(22.6)%	(25.9)%	(13.1)%	10.3 %
Other (expense) income, net	(1,118)	1,146	(485)	(0.2)%	0.3 %	(0.2)%	(197.6)%	<(200)%
Loss on extinguishment of debt	(5,791)	(6,560)	(635)	(1.3)%	(1.9)%	(0.2)%	(11.7)%	>200 %
Interest expense, net	(6,055)	(10,167)	(6,931)	(1.3)%	(2.9)%	(2.5)%	(40.4)%	46.7 %
Loss from continuing operations before income taxes	(81,735)	(94,678)	(79,771)	(17.9)%	(27.1)%	(28.8)%	(13.7)%	18.7 %
(Provision for) benefit from income taxes	(2,923)	4,768	(1,848)	(0.6)%	1.4 %	(0.7)%	(161.3)%	<(200)%
Net loss from continuing operations	$ (84,658)	$ (89,910)	$ (81,619)	(18.6)%	(25.7)%	(29.5)%	(5.8)%	10.2 %
Net income from discontinued operations	197	84,923	11,867	— %	24.3 %	4.3 %	(99.8)%	>200 %
Net loss	$ (84,461)	$ (4,987)	$ (69,752)	(18.5)%	(1.4)%	(25.2)%	>200 %	(92.9)%

Historical results from our Government segment are reported as discontinued operations. Refer to "Note 4 - Discontinued Operations" within "Item 8. Financial Statements and Supplementary Data" for additional information.

Revenues, Net

(in thousands)	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2025	2024	2023	2025	2024	2023	2025 vs 2024	2024 vs 2023
Revenues, net:								
Subscription service	$291,170	$207,422	$122,597	63.9 %	59.3 %	44.3 %	40.4 %	69.2 %
Hardware	106,410	87,040	103,391	23.4 %	24.9 %	37.4 %	22.3 %	(15.8)%
Professional service	57,967	55,520	50,726	12.7 %	15.9 %	18.3 %	4.4 %	9.5 %
Total revenues, net	$455,547	$349,982	$276,714	100.0 %	100.0 %	100.0 %	30.2 %	26.5 %

For the Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Total revenues were $455.5 million for the year ended December 31, 2025, an increase of $105.6 million or 30.2% compared to $350.0 million for the year ended December 31, 2024.

Subscription service revenues were $291.2 million for the year ended December 31, 2025, an increase of $83.7 million or 40.4% compared to $207.4 million for the year ended December 31, 2024. The increase was driven by increased Engagement Cloud subscription service revenues of $53.8 million, of which $31.2 million was attributable to inorganic revenue growth due to the inclusion of approximately six additional months of revenue from the Plexure product line and two additional months of revenue from the existing PAR Retail business in the current period, and from customer contracts acquired in the GoSkip Asset Acquisition (now integrated into the PAR Retail product line). The residual increase of $22.6 million from Engagement Cloud subscription services was driven by organic growth in both active sites and average revenue per site through cross-selling initiatives, upselling, and price increases. Operator Cloud subscription service revenues increased $29.9 million, of which $20.3 million was attributable to inorganic revenue growth contributed by the Delaget product line and the inclusion of approximately six additional months of revenue from the TASK product line in the current period. The residual increase of $9.6 million from Operator Cloud subscription services was primarily driven by organic growth in active sites.

Hardware revenues were $106.4 million for the year ended December 31, 2025, an increase of $19.4 million or 22.3% compared to $87.0 million for the year ended December 31, 2024. The increase was substantially driven by increased revenues from sales of peripherals (scanners, printers, and components) of $5.0 million, terminals of $4.9 million, kiosks of $2.4 million, kitchen display systems of $2.1 million, and an increase in international sales of $3.4 million. These increases were substantially driven by the timing of tier-one enterprise customer hardware refresh cycles and the onboarding of Operator Cloud customers purchasing hardware. Hardware revenues will continue to be affected by the timing of the aforementioned drivers.

Professional service revenues were $58.0 million for the year ended December 31, 2025, an increase of $2.4 million or 4.4% compared to $55.5 million for the year ended December 31, 2024. The increase was substantially driven by a $4.1 million increase in hardware repair services and field operations, partially offset by a $1.6 million decrease in implementation revenues as a result of offering discounts and incentives on SaaS implementations to facilitate the adoption of our recurring subscription service revenue streams.

Gross Margin

(in thousands)	Year Ended December 31,			Gross Margin Percentage			Increase (decrease)	
	2025	2024	2023	2025	2024	2023	2025 vs 2024	2024 vs 2023
Gross margin								
Subscription service	$159,143	$110,903	$ 58,862	54.7 %	53.5 %	48.0 %	120 bps	550 bps
Hardware	24,366	21,117	23,072	22.9 %	24.3 %	22.3 %	(140) bps	200 bps
Professional service	14,517	14,104	7,512	25.0 %	25.4 %	14.8 %	(40) bps	1,060 bps
Total gross margin	$198,026	$146,124	$ 89,446	43.5 %	41.8 %	32.3 %	170 bps	950 bps

For the Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Total gross margin as a percentage of revenue for the year ended December 31, 2025, increased to 43.5% as compared to 41.8% for the year ended December 31, 2024.

Subscription service margin as a percentage of subscription service revenue for the year ended December 31, 2025, increased to 54.7% as compared to 53.5% for the year ended December 31, 2024. The increase was substantially driven by operating efficiencies in hosting and customer support costs relative to the growth in subscription service revenues for both Engagement Cloud and Operator Cloud, as well as improved margin contributions stemming from post-acquisition operations of the Delaget product line and the inclusion of approximately two additional months of PAR Retail product line results in the current period. These improvements were partially offset by an impairment loss recorded in the current period related to the write-off of capitalized software development costs for the PAR Clear product.

Hardware margin as a percentage of hardware revenue for the year ended December 31, 2025, decreased to 22.9% as compared to 24.3% for the year ended December 31, 2024. The decrease was primarily driven by increased supply chain costs resulting from recently implemented U.S. tariff policies, partially offset by a year-over-year reduction in compensation expense as we aligned our hardware-related workforce with organizational priorities. The Company began implementing pricing adjustments during the third quarter of 2025 to mitigate the impact of tariffs in future periods.

Professional service margin as a percentage of professional service revenue for the year ended December 31, 2025, was relatively unchanged at 25.0% as compared to 25.4% for the year ended December 31, 2024.

Sales and Marketing Expenses ("S&M")

(in thousands)	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2025	2024	2023	2025	2024	2023	2025 vs 2024	2024 vs 2023
Sales and marketing	$48,911	$41,708	$38,513	10.7 %	11.9 %	13.9 %	17.3 %	8.3 %

For the Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

S&M expenses were $48.9 million for the year ended December 31, 2025, an increase of $7.2 million or 17.3% compared to $41.7 million for the year ended December 31, 2024. The increase was substantially driven by a $6.7 million increase in inorganic S&M expense stemming from post-acquisition operations of the Delaget product line and the inclusion of approximately six additional months of TASK Group S&M expense and two additional months of PAR Retail S&M expense in the current period. Organic S&M expense increased by $0.5 million, primarily driven by an increase in commission expense due to year-over-year sales growth.

General and Administrative Expenses ("G&A")

(in thousands)	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2025	2024	2023	2025	2024	2023	2025 vs 2024	2024 vs 2023
General and administrative	$122,707	$108,898	$72,139	26.9 %	31.1 %	26.1 %	12.7 %	51.0 %

For the Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

G&A expenses were $122.7 million for the year ended December 31, 2025, an increase of $13.8 million or 12.7% compared to $108.9 million for the year ended December 31, 2024. The increase was substantially driven by a $10.8 million increase in inorganic G&A expense stemming from post-acquisition operations of the Delaget product line and the inclusion of approximately six additional months of TASK Group G&A expense and two additional months of PAR Retail G&A expense in the current period. The residual $3.0 million increase was primarily driven by certain non-cash or non-recurring expenses consisting of a $4.4 million increase in stock-based compensation expense and a $3.7 million litigation expense in the current period, partially offset by a $4.8 million decrease in costs related to transaction due diligence and integration and a $0.3 million decrease in severance costs related to non-recurring restructuring events.

Research and Development Expenses ("R&D")

(in thousands)	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2025	2024	2023	2025	2024	2023	2025 vs 2024	2024 vs 2023
Research and development	$81,771	$67,258	$58,356	18.0 %	19.2 %	21.1 %	21.6 %	15.3 %

For the Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

R&D expenses were $81.8 million for the year ended December 31, 2025, an increase of $14.5 million or 21.6% compared to $67.3 million for the year ended December 31, 2024. The increase was substantially driven by a $9.5 million increase in inorganic R&D expense stemming from post-acquisition operations of the Delaget product line, the inclusion of approximately six additional months of TASK Group R&D expense and two additional months of PAR Retail R&D expense in the current period, and R&D expense resulting from the integration of assets acquired in the GoSkip Asset Acquisition. Organic R&D expense increased by $5.0 million, primarily driven by an increase in development costs as we continue to invest in improving and diversifying our product and service offerings.

Other Operating Expenses: Amortization of Intangible Assets / Contingent Consideration / Insurance Proceeds

(in thousands)	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2025	2024	2023	2025	2024	2023	2025 vs 2024	2024 vs 2023
Amortization of identifiable intangible assets	$13,408	$ 8,452	$ 1,858	2.9 %	2.4 %	0.7 %	58.6 %	>200 %
Adjustment to contingent consideration liability	$ —	$ (600)	$(9,200)	— %	(0.2)%	(3.3)%	N/A	(93.5)%
Gain on insurance proceeds	$ —	$ (495)	$ (500)	— %	(0.1)%	(0.2)%	N/A	(1.0)%

For the Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Amortization of identifiable intangible assets was $13.4 million for the year ended December 31, 2025, an increase of $5.0 million as compared to $8.5 million for the year ended December 31, 2024. The increase was driven by an increase in amortizable intangible assets stemming from the Stuzo Acquisition, the TASK Group Acquisition, the Delaget Acquisition, and the GoSkip Asset Acquisition.

Included in operating expenses for the year ended December 31, 2024 was a $0.6 million reduction to the

fair value of the contingent consideration liability for certain post-closing revenue focused milestones from the MENU Acquisition. There was no comparable adjustment to contingent consideration liability for the year ended December 31, 2025.

Included in operating expenses for the year ended December 31, 2024 was $0.5 million in insurance proceeds received from the settlement of a legacy insurance claim. There was no comparable gain for the year ended December 31, 2025.

Other (Expense) Income, Net

(in thousands)	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2025	2024	2023	2025	2024	2023	2025 vs 2024	2024 vs 2023
Other (expense) income, net	$ (1,118)	$ 1,146	$ (485)	(0.2)%	0.3 %	(0.2)%	(197.6)%	<(200)%

For the Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Other expense, net was $1.1 million for the year ended December 31, 2025, a change of $2.3 million as compared to other income, net of $1.1 million for the year ended December 31, 2024. The change was substantially driven by foreign currency transaction fluctuations, with net foreign currency losses recognized in the current period compared to net gains in the prior period.

Loss on Extinguishment of Debt

(in thousands)	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2025	2024	2023	2025	2024	2023	2025 vs 2024	2024 vs 2023
Loss on extinguishment of debt	$ (5,791)	$ (6,560)	$ (635)	(1.3)%	(1.9)%	(0.2)%	(11.7)%	>200 %

For the Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Loss on extinguishment of debt was $5.8 million for the year ended December 31, 2025 related to the early repayment of the Credit Facility. Loss on extinguishment of debt was $6.6 million for the year ended December 31, 2024 related to the induced conversion of a portion of the 2026 Notes.

Interest Expense, Net

(in thousands)	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2025	2024	2023	2025	2024	2023	2025 vs 2024	2024 vs 2023
Interest expense, net	$ (6,055)	$ (10,167)	$ (6,931)	(1.3)%	(2.9)%	(2.5)%	(40.4)%	46.7 %

For the Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Interest expense, net was $6.1 million for the year ended December 31, 2025, a decrease of $4.1 million or 40.4% as compared to $10.2 million for the year ended December 31, 2024. The decrease was primarily driven by the replacement of the Credit Facility with the 2030 Notes, which bear a lower interest rate.

Taxes

(in thousands)	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2025	2024	2023	2025	2024	2023	2025 vs 2024	2024 vs 2023
(Provision for) benefit from income taxes	$ (2,923)	$ 4,768	$ (1,848)	(0.6)%	1.4 %	(0.7)%	(161.3)%	<(200)%

For the Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

The provision for income taxes was $2.9 million for the year ended December 31, 2025, a change of $7.7 million as compared to a benefit from income taxes of $4.8 million for the year ended December 31, 2024. The change was primarily due to the absence of the benefit recorded in the prior year, resulting from a reduction of the Company's valuation allowance following the establishment of deferred tax liabilities in connection with the Stuzo Acquisition and Delaget Acquisition. The provision recorded during the year ended December 31, 2025 primarily related to foreign income tax expense.

Net Income from Discontinued Operations

(in thousands)	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2025	2024	2023	2025	2024	2023	2025 vs 2024	2024 vs 2023
Net income from discontinued operations	$ 197	$ 84,923	$ 11,867	— %	24.3 %	4.3 %	(99.8)%	>200 %

For the Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Net income from discontinued operations was $0.2 million for the year ended December 31, 2025, a decrease of $84.7 million as compared to $84.9 million for the year ended December 31, 2024. During the year ended December 31, 2025, a $0.2 million gain from the divestiture of RRC was recognized as a result of a favorable net working capital settlement. During the year ended December 31, 2024, an $81.2 million gain on sale of PGSC and RRC was recognized. The residual amount represents PGSC and RRC operating income, offset by a provision for income taxes relating to the gain on sale of PGSC and RRC.

Key Performance Indicators and Non-GAAP Financial Measures:

We monitor certain key performance indicators and non-GAAP financial measures in the evaluation and management of our business; certain key performance indicators and non-GAAP financial measures are provided in this Annual Report because we believe they are useful in facilitating period-to-period comparisons of our business performance. Key performance indicators and non-GAAP financial measures do not reflect and should be viewed independently of our financial performance determined in accordance with GAAP. Key performance indicators and non-GAAP financial measures are not forecasts or indicators of future or expected results and should not have undue reliance placed upon them by investors.

Key Performance Indicators

Within this Annual Report, the Company makes reference to annual recurring revenue, or ARR, and active sites, which are both key performance indicators. The Company utilizes ARR and active sites as key performance indicators of the scale of our subscription services for both new and existing customers.

ARR is the annualized revenue from our subscription services, which includes subscription fees for our SaaS solutions and related support, managed platform development services, and transaction-based fees for payment processing services. We generally calculate ARR by annualizing the monthly recurring revenue for all active sites as of the last day of each month for the respective reporting period. ARR is an operating measure, it does not reflect our revenue determined in accordance with GAAP, and ARR should be viewed independently of, and not combined with or substituted for, our revenue and other financial information determined in accordance with GAAP. Further, ARR is not a forecast of future revenue and investors should not place undue reliance on ARR as an indicator of our future or expected results. Our reported ARR is based on a constant currency, using the exchange rates established at the beginning of the year and consistently applied throughout the period and to comparative

periods presented. The table below presents our ARR on a constant currency basis, calculated using the exchange rates set at the beginning of 2025. Using the exchange rates established during the prior period, Engagement Cloud ARR and Operator Cloud ARR as of December 31, 2024 were $2.9 million and $0.6 million higher, respectively, than the constant currency ARR reported below. There was no impact to ARR as of December 31, 2023 as the exchange rate effects only began with the TASK Group Acquisition in 2024.

Active sites represent locations active on our subscription services as of the last day of the respective reporting period. Our key performance indicators ARR and active sites are presented as two subscription service product lines:

- Engagement Cloud consisting of PAR Engagement (Punchh and PAR Ordering), PAR Retail (including GoSkip), and Plexure product offerings.
- Operator Cloud consisting of PAR POS, PAR Pay, PAR OPS (Data Central and Delaget) and TASK product offerings.

Annual Recurring Revenue

(in thousands)	As of December 31,			Increase (decrease)	
	2025	2024	2023	2025 vs 2024	2024 vs 2023
Engagement Cloud:					
Organic	$ 183,311	$ 156,248	$ 63,784	17.3 %	145.0 %
Inorganic*	2,100	—	—	N/A	N/A
Total Engagement Cloud	185,411	156,248	63,784	18.7 %	145.0 %
Operator Cloud:					
Organic	129,964	116,224	73,119	11.8 %	59.0 %
Total Operator Cloud	129,964	116,224	73,119	11.8 %	59.0 %
Total	$ 315,375	$ 272,472	$ 136,903	15.7 %	99.0 %

*Inorganic Engagement Cloud ARR represents GoSkip ARR only as of December 31, 2025.

Revaluing our ending ARR as of December 31, 2025 using exchange rates determined at the beginning of 2026, our Engagement Cloud ARR would be $186.7 million and Operator Cloud ARR would be $130.5 million.

Active Sites

(in thousands)	Year Ended December 31,			Increase (decrease)	
	2025	2024	2023	2025 vs 2024	2024 vs 2023
Engagement Cloud:					
Organic	121.2	119.7	70.8	1.3 %	68.9 %
Inorganic*	0.6	—	—	N/A	N/A
Total Engagement Cloud	121.8	119.7	70.8	1.8 %	68.9 %
Operator Cloud:					
Organic	60.1	54.8	25.3	9.8 %	116.4 %
Total Operator Cloud	60.1	54.8	25.3	9.8 %	116.4 %

*Inorganic Engagement Cloud active sites includes GoSkip active sites only as of December 31, 2025.

Non-GAAP Financial Measures

In addition to disclosing financial results in accordance with GAAP, this Annual Report contains references to the non-GAAP financial measures below. We believe these non-GAAP financial measures provide investors with useful supplemental information about our operating performance, enable comparison of financial trends and results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance. Our non-GAAP financial measures reflect adjustments based on one or more of the following items below. The income tax effect of the below adjustments, with the exception of non-recurring income taxes, were not tax-effected due to the valuation allowance on all of our net deferred tax assets.

Our non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations from these results should be carefully evaluated. Additionally, these measures may not be comparable to similarly titled measures disclosed by other companies.

Non-GAAP Measure or Adjustment	Definition	Usefulness to management and investors
Non-GAAP subscription service gross margin percentage	Represents subscription service gross margin percentage adjusted to exclude amortization from acquired and internally developed software, stock-based compensation, severance, and impairment of capitalized software development costs.	We believe that non-GAAP subscription service gross margin percentage and adjusted EBITDA provide useful perspectives with respect to the Company's core operating performance and ongoing cash earnings by adjusting for certain non-cash and non-recurring charges that may not be indicative of our financial performance.
Adjusted EBITDA	Represents net loss before income taxes, interest expense, and depreciation and amortization adjusted to exclude discontinued operations, stock-based compensation, contingent consideration, transaction costs, gain on insurance proceeds, severance, impairment loss, litigation expense, loss on extinguishment of debt, and other expense (income), net.	
Non-GAAP diluted net income (loss) per share	Represents net loss per share excluding amortization of acquired intangible assets, non-recurring income taxes, non-cash interest, discontinued operations, stock-based compensation, contingent consideration, transaction costs, gain on insurance proceeds, severance, impairment loss, litigation expense, loss on extinguishment of debt, and other expense (income), net.	We believe that adjusting our diluted net loss per share to remove non-cash and non-recurring charges provides a useful perspective with respect to the Company's operating performance as well as comparisons to past and competitor operating results.
Stock-based compensation	Consists of non-cash charges related to our employee equity incentive plans.	We exclude stock-based compensation because management does not view these non-cash charges as part of our core operating performance. This adjustment facilitates a useful evaluation of our current operating performance as well as comparisons to past and competitor operating results.
Contingent consideration	Adjustment reflects a non-cash reduction to the fair market value of the contingent consideration liability related to the MENU Acquisition.	We exclude changes to the fair market value of our contingent consideration liability because management does not view these non-cash, non-recurring charges as part of our core operating performance. This adjustment facilitates a useful evaluation of our current operating performance as well as comparisons to past and competitor operating results.

Non-GAAP Measure or Adjustment	Definition	Usefulness to management and investors
Transaction costs	Adjustment reflects non-recurring professional fees incurred in transaction due diligence and integration, including costs incurred in the acquisitions of Stuzo, TASK Group, and Delaget.	We exclude professional fees incurred in corporate development and integration because management does not view these non-recurring charges, which are inconsistent in size and are significantly impacted by the timing and valuation of our transactions, as part of our core operating performance. This adjustment facilitates a useful evaluation of our current operating performance, comparisons to past and competitor operating results, and additional means to evaluate expense trends.
Gain on insurance proceeds	Adjustment reflects the gain on insurance proceeds due to the settlement of legacy claims.	We exclude these non-recurring adjustments because management does not view these costs as part of our core operating performance. These adjustments facilitate a useful evaluation of our current operating performance as well as comparisons to past and competitor operating results.
Severance	Adjustment reflects severance tied to non-recurring restructuring events included in cost of sales, sales and marketing expense, general and administrative expense, and research and development expense.	
Litigation expense	Adjustment reflects non-recurring legal fees incurred in connection with certain litigation matters and the release of a loss contingency and settlement expenses for certain legal matters.	
Loss on extinguishment of debt	Adjustment reflects loss on extinguishment of debt related to the conversion of the 2024 Notes and a portion of the 2026 Notes, and related to the early repayment of the Credit Facility.	
Discontinued operations	Adjustment reflects income from discontinued operations related to the divestiture of our Government segment.	
Impairment loss	Adjustment reflects impairment loss related to the discontinuance of the Brink POS trademark and the write-off of capitalized software development costs related to the PAR Clear product.	
Other expense (income), net	Adjustment reflects foreign currency transaction gains and losses and other non-recurring income and expenses recorded in other (expense) income, net in the accompanying statements of operations.	
Non-recurring income taxes	Adjustment reflects a partial release of our deferred tax asset valuation allowance resulting from the Stuzo Acquisition and Delaget Acquisition.	We exclude these non-cash and non-recurring adjustments for purposes of calculating non-GAAP diluted net income (loss) per share because management does not view these costs as part of our core operating performance. These adjustments facilitate a useful evaluation of our current operating performance, comparisons to past and competitor operating results, and additional means to evaluate expense trends.
Non-cash interest	Adjustment reflects non-cash amortization of issuance costs and discount related to the Company's long-term debt.	
Acquired intangible assets amortization	Adjustment reflects amortization expense of acquired developed technology included within cost of sales and amortization expense of other acquired intangible assets.	

The tables below provide reconciliations between net loss and adjusted EBITDA, diluted net loss per share and non-GAAP diluted net income (loss) per share, and subscription service gross margin percentage and non-GAAP subscription service gross margin percentage. Amounts presented in the reconciliations and other tables presented herein may not sum due to rounding.

(in thousands)	Year Ended December 31,		
Reconciliation of Net Loss to Adjusted EBITDA	2025	2024	2023
Net loss	$ (84,461)	$ (4,987)	$ (69,752)
Discontinued operations	(197)	(84,923)	(11,867)
Net loss from continuing operations	(84,658)	(89,910)	(81,619)
Provision for (benefit from) income taxes	2,923	(4,768)	1,848
Interest expense, net	6,055	10,167	6,931
Depreciation and amortization	49,018	37,907	27,014
Stock-based compensation	30,645	24,487	14,291
Contingent consideration	—	(600)	(9,200)
Litigation expense	3,749	—	(808)
Transaction costs	3,682	8,454	2,273
Gain on insurance proceeds	—	(495)	(500)
Severance	1,089	2,769	253
Loss on extinguishment of debt	5,791	6,560	635
Impairment loss	3,555	225	—
Other expense (income), net	1,118	(1,146)	485
Adjusted EBITDA	$ 22,967	$ (6,350)	$ (38,397)

(in thousands, except per share amounts)	Year Ended December 31,		
Reconciliation between GAAP and Non-GAAP diluted net income (loss) per share	2025	2024	2023
Diluted net loss per share	$ (2.09)	$ (0.14)	$ (2.53)
Discontinued operations	—	(2.49)	(0.43)
Diluted net loss per share from continuing operations	(2.09)	(2.63)	(2.96)
Non-recurring income taxes	—	(0.19)	—
Non-cash interest	0.06	0.07	0.08
Acquired intangible assets amortization	0.96	0.84	0.66
Stock-based compensation	0.76	0.72	0.52
Contingent consideration	—	(0.02)	(0.33)
Litigation expense	0.09	—	(0.03)
Transaction costs	0.09	0.25	0.08
Gain on insurance proceeds	—	(0.01)	(0.02)
Severance	0.03	0.08	0.01
Loss on extinguishment of debt	0.14	0.19	0.02
Impairment loss	0.09	0.01	—
Other expense (income), net	0.03	(0.03)	0.02
Non-GAAP diluted net income (loss) per share	$ 0.15	$ (0.73)	$ (1.96)
Diluted weighted average shares outstanding	40,473	34,155	27,552

(in thousands)		Year Ended December 31,	
Reconciliation between GAAP and Non-GAAP Subscription Service Gross Margin Percentage	2025	2024	2023
Subscription Service Gross Margin Percentage	54.7 %	53.5 %	48.0 %
Subscription Service Gross Margin	$ 159,143	$ 110,903	$ 58,862
Depreciation and amortization	31,115	25,312	22,373
Stock-based compensation	628	282	317
Severance	—	152	—
Impairment loss	3,555	—	—
Non-GAAP Subscription Service Gross Margin	$ 194,441	$ 136,649	$ 81,552
Non-GAAP Subscription Service Gross Margin Percentage	66.8 %	65.9 %	66.4 %

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash and cash equivalents. As of December 31, 2025, we had cash and cash equivalents of $79.6 million. Cash and cash equivalents consist of highly liquid investments with maturities of 90 days or less, including money market funds.

Cash used in operating activities was $27.2 million for the year ended December 31, 2025, compared to $25.2 million for the year ended December 31, 2024. The increase in cash used in operating activities of $1.9 million was due to additional net working capital requirements substantially driven by an increase in accounts receivable resulting from revenue growth.

Cash used in investing activities was $13.1 million for the year ended December 31, 2025, compared to $180.1 million for the year ended December 31, 2024. Cash used in investing activities for the year ended December 31, 2025 included $4.3 million of cash consideration paid in connection with the GoSkip Asset Acquisition, capital expenditures of $3.3 million for fixed assets, and capital expenditures of $5.6 million for developed technology costs associated with our software platforms. The greater amount of cash used in investing activities during the year ended December 31, 2024 was largely driven by $309.4 million of cash consideration paid in connection with the Stuzo Acquisition, the TASK Group Acquisition, and the Delaget Acquisition (net of cash acquired), partially offset by $96.1 million of cash consideration received in connection with the disposition of PGSC and RRC and $36.7 million of proceeds from net sales of short-term held-to-maturity investments.

Cash provided by financing activities was $12.3 million for the year ended December 31, 2025, compared to $278.5 million for the year ended December 31, 2024. Cash provided by financing activities during the year ended December 31, 2025 primarily consisted of the net proceeds from the sale of the 2030 Notes of $111.1 million (net of issuance costs), partially offset by the repayment in full of $93.6 million principal amount outstanding under the Credit Facility plus accrued interest and prepayment premium. Cash provided by financing activities during the year ended December 31, 2024 primarily consisted of a private placement of common stock of $194.5 million (net of issuance costs) and $87.3 million (net of issuance costs) from the Credit Facility. We do not have any off-balance sheet arrangements or obligations.

We expect our available cash and cash equivalents will be sufficient to meet our operating needs for at least the next 12 months. Over the next 12 months our total contractual obligations are $77.2 million, consisting of purchase commitments for normal operations (purchase of inventory, software licensing, use of external labor, and third-party cloud services) of $48.6 million, interest payments of $6.1 million and principal payments of $20.0 million related to long-term debt, and facility lease obligations of $2.4 million. We expect to fund such commitments with cash provided by operating activities and our sources of liquidity.

Our non-current contractual obligations are $413.1 million, consisting of purchase commitments for normal operations (purchase of inventory, software licensing, use of external labor, and third-party cloud services) of $16.7 million, interest payments of $9.1 million and principal payments of $380.0 million related to long-term debt, and facility leases of $7.4 million. Refer to "Note 5 – Leases" and "Note 10 – Debt" of the notes to consolidated financial statements in "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report for additional information. We expect to fund such commitments with cash provided by operating activities, our sources of liquidity, and if necessary, equity, equity-linked, or debt financing arrangements.

After period end, the Company acquired approximately $17.1 million aggregate principal amount of its remaining outstanding 2026 Notes (the "Additional Exchanged Notes") in exchange for 485,186 shares of the Company's common stock, plus approximately $134,000 in cash for accrued and unpaid interest on the Additional Exchanged Notes to, but excluding, the closing date (the "Additional Notes Exchange"). Following the Additional Notes Exchange, an aggregate of approximately $2.9 million principal amount of the 2026 Notes remained outstanding. Refer to "Note 17 – Subsequent Events" of the notes to consolidated financial statements in "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report for additional information.

Our actual cash needs will depend on many factors, including our rate of revenue growth, growth of our SaaS revenues, the timing and extent of spending to support our product development and acquisition integration efforts, the timing of introductions of new products and enhancements to existing products, market acceptance of our products, and the factors described above in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report and our other filings with the SEC.

From time to time, we may seek to raise additional capital through equity, equity-linked, and debt financing arrangements. In addition, our board of directors and management regularly evaluate our business, strategy, and financial plans and prospects. As part of this evaluation, the board of directors and management periodically consider strategic alternatives to maximize value for our shareholders, including strategic transactions such as an acquisition, or a sale or spin-off of non-strategic company assets or businesses. We cannot provide assurance that any additional financing or strategic alternatives will be available to us on acceptable terms or at all.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires the use of estimates, assumptions, judgments, and subjective interpretations of accounting principles that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently applied. Valuations based on estimates are reviewed for reasonableness and adequacy on a consistent basis. However, because these estimates are inherently uncertain, actual results could differ. Our estimates are also subject to uncertainties, including those associated with market conditions, risks, and trends. Refer to "Item 1A. Risk Factors" of this Annual Report for additional information. The accounting policies and estimates summarized below are those that we consider critical, due to the significant judgments and assumptions involved and their potential impact on our financial condition and results of operations. Refer to "Note 1 – Summary of Business and Significant Accounting Policies" of the notes to consolidated financial statements in "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report for additional information regarding our accounting policies and other disclosures required by GAAP.

Revenue Recognition

The Company's revenue is derived from three types of revenue: hardware sales, subscription services, and professional services, which may be sold separately or bundled together in a single contract. ASC Topic 606, *Revenue from Contracts with Customers*, requires the Company to distinguish and measure performance obligations under customer contracts. Contract consideration is allocated to all performance obligations within the arrangement or contract. Assessing whether products and services constitute distinct performance obligations that should be recognized separately or combined may require judgment. Performance obligations that are determined not to be distinct are combined with other performance obligations until the combined unit is determined to be distinct and that combined unit is then recognized as revenue over time or at a point in time depending on when control is transferred. The Company evaluated the potential performance obligations and evaluated whether each performance obligation met the ASC Topic 606 criteria to be considered a distinct performance obligation.

The primary method used to estimate a stand-alone selling price is the price that the Company charges for the particular good or service sold by the Company separately under similar circumstances to similar customers. Assessing the stand-alone selling price for each distinct performance obligation may involve significant judgment. Key pricing factors taken into consideration include our discounting policies, transaction size and volume, target customer demographic, price lists, as well as both historical and current sales and contract prices.

For certain arrangements, particularly those involving managed platform development services and transaction-based payment processing, we must determine whether we are acting as a principal or an agent. This assessment is based on our level of control over the services before they are transferred to the customer, our pricing discretion, and our responsibility for fulfillment. Where we conclude that we are the principal, we recognize revenue on a gross basis; otherwise, revenue is recorded net of certain pass-through costs.

Accounts Receivable – Current Expected Credit Losses

The Company maintains a provision for accounts receivables that it does not expect to collect. In accordance with ASC Topic 326, *Financial Instruments - Credit Losses*, the Company accrues its estimated losses from uncollectible accounts receivable to the provision based upon recent historical experience, the length of time the receivable has been outstanding, other specific information as it becomes available, and reasonable and supportable forecasts not already reflected in the historical loss information. Provisions for current expected credit losses are charged to current operating expenses. Actual losses are charged against the provision when incurred.

Inventories

The Company's inventories are valued at the lower of cost and net realizable value, with cost determined using the weighted average cost method. The Company uses certain estimates and judgments and considers several factors including hardware demand, changes in customer requirements, and changes in technology to provide for excess and obsolescence reserves to properly value inventory.

Capitalized Software Development Costs

We capitalize certain costs related to the development of our platform and other software applications for internal use in accordance with ASC Topic 350-40, *Intangibles - Goodwill and Other - Internal - Use Software*. We begin to capitalize our costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. We stop capitalizing these costs when the software is substantially complete and ready for its intended use, including the completion of all significant testing. These costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated to be three to seven years. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditure will result in additional functionality and expense costs incurred for maintenance and minor upgrades and enhancements. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded within research and development expenses in our consolidated statements of operations.

We exercise judgment in determining the point at which various projects may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized. To the extent that we change the manner in which we develop and test new features and functionalities related to our platform, assess the ongoing value of capitalized assets or determine the estimated useful lives over which the costs are amortized, the amount of internal-use software development costs we capitalize and amortize could change in future periods.

Accounting for Business Combinations

We account for acquired businesses in accordance with ASC Topic 805, *Business Combinations*, which requires that assets acquired and liabilities assumed be recorded at their respective fair values on the date of acquisition. The fair value of the consideration paid is assigned to the underlying net assets of the acquired business based on their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded to goodwill. Intangible assets are amortized over the expected life of the asset. Fair value determinations and useful life estimates are based on, among other factors, estimates of expected future cash flows from revenues of the intangible assets acquired, estimates of appropriate discount rates used to present value expected future cash flows, estimated useful lives of the intangible assets acquired and other factors. Although we believe the assumptions and estimates we have made have been reasonable and appropriate, they are based, in part, on historical experience, information obtained from the management of the acquired companies, and future expectations. For these and other reasons, actual results may vary significantly from estimated results.

Discontinued Operations

In determining whether a group of assets disposed of (or is to be disposed of) should be presented as a discontinued operation, the Company analyzes whether the group of assets disposed of represented a component of the entity; that is, whether it had historic operations and cash flows that were discrete both operationally and for financial reporting purposes. In addition, the Company considers whether the disposal represents a strategic shift that has or will have a major effect on the Company's operations and financial results.

The assets and liabilities of a discontinued operation, other than goodwill, are measured at the lower of carrying amount or fair value, less cost to sell. When a portion of a reporting unit that constitutes a business is to be disposed of, the goodwill associated with that business is included in the carrying amount of the business based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained. Interest is allocated to discontinued operations if the interest is directly attributable to the discontinued operations or is interest on debt that is required to be repaid as a result of the disposal.

Stock-Based Compensation

The Company records stock-based compensation for employee stock options, restricted stock awards, and restricted stock units using a straight-line method over the vesting period, based on the fair value at the grant date. The fair value of stock options is determined using the Black-Scholes valuation model, which incorporates assumptions as to the fair value of stock price, volatility, the expected life of options or awards, a risk-free interest rate, and dividend yield. In valuing stock options, significant judgment is required in determining the expected volatility of the Company's common stock and the expected life that individuals will hold their stock options prior to exercising. Expected volatility is based on the historical and implied volatility of the Company's common stock. The expected life of stock options is derived from the historical actual term of stock option grants and an estimate of future exercises during the remaining contractual period of the stock option. While volatility and estimated life are assumptions that do not bear the risk of change subsequent to the grant date of stock options, these assumptions may be difficult to measure, as they represent future expectations based on historical experience. Further, expected volatility and the expected life of stock options may change in the future, which could substantially change the grant-date fair value of future awards and, ultimately, the expense the Company records.

Impairment of Long-Lived Assets

The Company evaluates the accounting and reporting for the impairment of long-lived assets in accordance with the reporting requirements of ASC Topic 360-10, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company will recognize impairment of long-lived assets or asset groups if the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets. If the carrying value of a long-lived asset or asset group is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset or asset group for assets to be held and used, or the amount by which the carrying value exceeds the fair market value less cost to sell for assets to be sold.

Goodwill

Fair values of the reporting unit are estimated using a weighted methodology considering the output from both the income and market approaches. The income approach incorporates the use of a discounted cash flow (DCF) analysis. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including revenue growth, operating income margin and discount rate. The market approach incorporates the use of the quoted price and public company methods utilizing public market data for our company and comparable companies.

Under GAAP, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is greater than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, there is no need to perform any further testing. However, if the Company concludes otherwise, then it is required to perform a quantitative impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded based on that difference.

Recent Accounting Pronouncements Not Yet Adopted

Refer to "Note 1 – Summary of Business and Significant Accounting Policies" of the notes to consolidated financial statements in "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report for details.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

Our primary exposures relate to certain non-dollar denominated sales and operating expenses in Canada, Europe, Asia, and Australia. These primary currencies are the Great British Pound, the Euro, the Swiss Franc, the Serbian Dinar, the Australian dollar, the New Zealand dollar, the Singapore dollar, the Canadian dollar, the Indian Rupee, the Japanese Yen, the Polish Zloty, and the Chinese Renminbi. Accordingly, changes in exchange rates may negatively affect our revenue and net loss as expressed in U.S. dollars. We also have foreign currency risk related to foreign currency transactions and monetary assets and liabilities, including intercompany balances denominated in currencies that are not the functional currency. We have experienced and will continue to experience fluctuations in our net loss as a result of gains (losses) on these foreign currency transactions and the remeasurement of monetary assets and liabilities. As of December 31, 2025, the impact of foreign currency exchange rate changes on our revenues and net loss was not material. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. Additionally, as of December 31, 2025, we estimated that a 10 percent change in exchange rates against the U.S. dollar would not have a material impact on earnings, cash flows, or fair values over a one-year period, and we have not engaged in any foreign currency hedging transactions.

Interest Rate Risk

As of December 31, 2025, we had $20.0 million, $265.0 million, and $115.0 million in aggregate principal amount outstanding on the 2026 Notes, the 2027 Notes, and the 2030 Notes, respectively. Refer to "Note 17 – Subsequent Events" of the notes to consolidated financial statements in "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report for further information on the remaining principal amount outstanding on the 2026 Notes.

We carry the Senior Notes at face value less amortized debt issuance costs on the on the consolidated balance sheets. The fair value of the Senior Notes are subject to interest rate risk, market risk, and other factors due to their conversion features. In particular, the fair value of the Senior Notes changes when interest rates change or the market price of our stock fluctuates, with the fair value of the Senior Notes generally increasing as our stock price increases and generally decreasing as our stock price declines. Despite the effects of interest rate and market value changes on the Senior Notes' fair value, we have no financial statement risk associated with changes in interest rates related to the Senior Notes because they bear interest at fixed rates. At December 31, 2025, a hypothetical 10 percent change in interest rates would not have a material impact on earnings or cash flows over a one-year period.

The Credit Facility contained a variable interest rate, presenting interest rate exposure based on the rate selected by management. As described in "Note 10 – Debt" of the notes to consolidated financial statements in "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report, the Credit Facility was paid in full on January 30, 2025, and the Credit Agreement was terminated.

Item 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm - Deloitte & Touche LLP (PCAOB ID No. 34)	44
Consolidated Balance Sheets	46
Consolidated Statements of Operations	47
Consolidated Statements of Comprehensive Loss	48
Consolidated Statements of Changes in Shareholders' Equity	49
Consolidated Statements of Cash Flows	51
Notes to Consolidated Financial Statements	53

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of PAR Technology Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PAR Technology Corporation and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Deferred Revenue — Refer to Note 2 of the consolidated financial statements

Critical Audit Matter Description

Deferred revenue is recorded when cash payments are received or due in advance of revenue recognition from software licenses, professional services, and maintenance agreements. The timing of revenue recognition may differ from when customers are invoiced.

We identified the deferral of revenue as our critical audit matter due to the high volume of transactions and the extent of manual processes used to recognize the deferral of revenue transactions. As a result, performing audit procedures to evaluate whether deferred revenue was recorded appropriately required a high degree of auditor judgment and an increased extent of audit effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to recording deferred revenue included the following, among others:

- We tested the effectiveness of controls within the relevant deferred revenue business processes, including those in place to record deferral of revenue.

- For a sample of deferred revenue transactions, we agreed the amounts recognized to source documents, including contracts, and tested the mathematical accuracy of the deferred revenue recorded.

/s/ Deloitte & Touche LLP

Rochester, New York
February 26, 2026

We have served as the Company's auditor since 2020.

PAR TECHNOLOGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31,	
Assets	2025	2024
Current assets:		
Cash and cash equivalents	$ 79,565	$ 108,117
Cash held on behalf of customers	14,120	13,428
Short-term investments	579	524
Accounts receivable – net	81,706	59,726
Inventories	27,436	21,861
Other current assets	29,525	14,390
Total current assets	232,931	218,046
Property, plant and equipment – net	13,286	14,107
Goodwill	898,035	887,459
Intangible assets – net	203,370	237,333
Lease right-of-use assets	8,176	8,221
Other assets	13,346	15,561
Total Assets	$1,369,144	$1,380,727
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 19,954	$ —
Accounts payable	39,332	34,784
Accrued salaries and benefits	25,186	22,487
Accrued expenses	12,380	13,938
Customers payable	14,120	13,428
Lease liabilities – current portion	1,899	2,256
Customer deposits and deferred service revenue	27,867	24,944
Total current liabilities	140,738	111,837
Lease liabilities – net of current portion	6,435	6,053
Long-term debt	374,070	368,355
Deferred service revenue – noncurrent	1,841	1,529
Other long-term liabilities	20,910	21,243
Total liabilities	543,994	509,017
Commitments and Contingencies (Note 14)		
Shareholders' equity:		
Preferred stock, $.02 par value, 1,000,000 shares authorized, none outstanding	—	—
Common stock, $.02 par value, 116,000,000 shares authorized; 42,226,765 and 40,187,671 shares issued, 40,653,932 and 38,717,366 outstanding at December 31, 2025 and December 31, 2024, respectively	836	798
Additional paid in capital	1,226,039	1,085,473
Equity consideration payable	—	108,182
Accumulated deficit	(364,404)	(279,943)
Accumulated other comprehensive loss	(8,429)	(20,951)
Treasury stock, at cost, 1,572,833 and 1,470,305 shares at December 31, 2025 and December 31, 2024, respectively	(28,892)	(21,849)
Total shareholders' equity	825,150	871,710
Total Liabilities and Shareholders' Equity	$1,369,144	$1,380,727

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31,		
	2025	2024	2023
Revenues, net:			
Subscription service	$ 291,170	$ 207,422	$ 122,597
Hardware	106,410	87,040	103,391
Professional service	57,967	55,520	50,726
Total revenues, net	455,547	349,982	276,714
Cost of sales:			
Subscription service	132,027	96,519	63,735
Hardware	82,044	65,923	80,319
Professional service	43,450	41,416	43,214
Total cost of sales	257,521	203,858	187,268
Gross margin	198,026	146,124	89,446
Operating expenses:			
Sales and marketing	48,911	41,708	38,513
General and administrative	122,707	108,898	72,139
Research and development	81,771	67,258	58,356
Amortization of identifiable intangible assets	13,408	8,452	1,858
Adjustment to contingent consideration liability	—	(600)	(9,200)
Gain on insurance proceeds	—	(495)	(500)
Total operating expenses	266,797	225,221	161,166
Operating loss	(68,771)	(79,097)	(71,720)
Other (expense) income, net	(1,118)	1,146	(485)
Loss on extinguishment of debt	(5,791)	(6,560)	(635)
Interest expense, net	(6,055)	(10,167)	(6,931)
Loss from continuing operations before income taxes	(81,735)	(94,678)	(79,771)
(Provision for) benefit from income taxes	(2,923)	4,768	(1,848)
Net loss from continuing operations	(84,658)	(89,910)	(81,619)
Net income from discontinued operations	197	84,923	11,867
Net loss	$ (84,461)	$ (4,987)	$ (69,752)
Net (loss) income per share (basic and diluted)			
Continuing operations	$ (2.09)	$ (2.63)	$ (2.96)
Discontinued operations	—	2.49	0.43
Total	$ (2.09)	$ (0.14)	$ (2.53)
Weighted average shares outstanding (basic and diluted)	40,473	34,155	27,552

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Net loss	$ (84,461)	$ (4,987)	$ (69,752)
Other comprehensive income (loss), net of applicable tax:			
Foreign currency translation adjustments	12,522	(20,012)	426
Comprehensive loss	$ (71,939)	$ (24,999)	$ (69,326)

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Equity Consideration Payable	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Total Shareholders' Equity
Balances at December 31, 2022	**28,590**	**$ 570**	**$ 595,286**	**$ —**	**$ (205,204)**	**$ (1,365)**	**1,271**	**$ (14,093)**	**$ 375,194**
Issuance of common stock upon the exercise of stock options	96	2	1,067	—	—	—	—	—	1,069
Net issuance of restricted stock awards and restricted stock units	203	2	—	—	—	—	—	—	2
Issuance of common stock for conversion of 2024 Notes	497	10	14,374	—	—	—	—	—	14,384
Treasury stock acquired from employees upon vesting or forfeiture of restricted stock	—	—	—	—	—	—	85	(2,685)	(2,685)
Stock-based compensation	—	—	14,427	—	—	—	—	—	14,427
Foreign currency translation adjustments	—	—	—	—	—	426	—	—	426
Net loss	—	—	—	—	(69,752)	—	—	—	(69,752)
Balances at December 31, 2023	**29,386**	**$ 584**	**$ 625,154**	**$ —**	**$ (274,956)**	**$ (939)**	**1,356**	**$ (16,778)**	**$ 333,065**
Issuance of common stock upon the exercise of stock options	190	4	2,231	—	—	—	—	—	2,235
Net issuance of restricted stock awards and restricted stock units	422	6	(6)	—	—	—	—	—	—
Issuance of common stock for acquisition (Note 3)	2,605	52	133,128	—	—	—	—	—	133,180
Equity consideration payable for acquisition (Note 3)	—	—	—	108,182	—	—	—	—	108,182
Issuance of common stock for conversion of 2026 Notes	2,382	47	104,101	—	—	—	—	—	104,148
Treasury stock acquired from employees upon vesting or forfeiture of restricted stock	—	—	—	—	—	—	114	(5,071)	(5,071)
Issuance of common stock for employee stock purchase plan	28	1	988	—	—	—	—	—	989
Proceeds from private placement of common stock, net of issuance costs of $5.5 million	5,175	104	194,386	—	—	—	—	—	194,490
Stock-based compensation	—	—	25,491	—	—	—	—	—	25,491
Foreign currency translation adjustments	—	—	—	—	—	(20,012)	—	—	(20,012)
Net loss	—	—	—	—	(4,987)	—	—	—	(4,987)
Balances at December 31, 2024	**40,188**	**$ 798**	**$ 1,085,473**	**$ 108,182**	**$ (279,943)**	**$ (20,951)**	**1,470**	**$ (21,849)**	**$ 871,710**

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (continued)
(in thousands)

	Common Stock		Additional Paid in Capital	Equity Consideration Payable	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Shareholders' Equity
	Shares	Amount					Shares	Amount	
Balances at December 31, 2024	**40,188**	**$ 798**	**$1,085,473**	**$ 108,182**	**$ (279,943)**	**$ (20,951)**	**1,470**	**$(21,849)**	**$ 871,710**
Issuance of common stock upon the exercise of stock options	34	1	465	—	—	—	—	—	466
Net issuance of restricted stock awards and restricted stock units	482	7	(7)	—	—	—	—	—	—
Issuance of common stock for acquisition (Note 3)	1,489	29	108,153	(108,182)	—	—	—	—	—
Treasury stock acquired from employees upon vesting or forfeiture of restricted stock	—	—	—	—	—	—	103	(7,043)	(7,043)
Issuance of common stock for employee stock purchase plan	34	1	1,310	—	—	—	—	—	1,311
Stock-based compensation	—	—	30,645	—	—	—	—	—	30,645
Foreign currency translation adjustments	—	—	—	—	—	12,522	—	—	12,522
Net loss	—	—	—	—	(84,461)	—	—	—	(84,461)
Balances at December 31, 2025	**42,227**	**$ 836**	**$1,226,039**	**$ —**	**$ (364,404)**	**$ (8,429)**	**1,573**	**$(28,892)**	**$ 825,150**

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net loss	$ (84,461)	$ (4,987)	$ (69,752)
Net income from discontinued operations	(197)	(84,923)	(11,867)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	49,018	37,907	27,014
Accretion of debt in interest expense, net	2,342	2,432	2,205
Accretion of discount on held to maturity investments in interest expense, net	—	480	(1,886)
Current expected credit losses	4,334	2,596	579
Provision for obsolete inventory	1,266	(150)	(1,915)
Stock-based compensation	30,645	24,487	14,291
Impairment loss	3,555	225	—
Loss on debt extinguishment	5,791	6,560	635
Adjustment to contingent consideration liability	—	(600)	(9,200)
Deferred income tax	(535)	(10,788)	197
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(25,889)	(10,496)	(772)
Inventories	(6,520)	1,768	15,984
Other current assets	(15,236)	(3,390)	(1,147)
Other assets	2,793	30	(1,608)
Accounts payable	3,979	4,276	4,411
Accrued salaries and benefits	2,483	8,101	(265)
Accrued expenses	(3,174)	2,476	769
Customer deposits and deferred service revenue	2,023	(318)	(2,179)
Customers payable	692	3,258	2,966
Other long-term liabilities	(67)	(257)	(412)
Cash used in operating activities - continuing operations	(27,158)	(21,313)	(31,952)
Cash (used in) provided by operating activities - discontinued operations	—	(3,933)	14,877
Net cash used in operating activities	(27,158)	(25,246)	(17,075)
Cash flows from investing activities:			
Cash paid for acquisitions, net of cash acquired	(4,323)	(309,368)	(1,900)
Capital expenditures	(3,323)	(970)	(5,018)
Capitalization of software costs	(5,618)	(5,814)	(5,346)
Proceeds from company owned life insurance policies	—	3,266	—
Proceeds from sale of held to maturity investments	310	65,065	85,978
Purchases of held to maturity investments	(351)	(28,351)	(80,996)
Cash used in investing activities - continuing operations	(13,305)	(276,172)	(7,282)
Cash provided by (used in) investing activities - discontinued operations	197	96,060	(499)
Net cash used in investing activities	(13,108)	(180,112)	(7,781)
Cash flows from financing activities:			
Principal payments of long-term debt	(93,600)	—	—
Proceeds from private placement of common stock, net of issuance costs	—	194,490	—
Proceeds from debt issuance, net of original issue discount	111,136	87,333	—
Treasury stock acquired from employees upon vesting or forfeiture of restricted stock	(7,043)	(5,071)	(2,685)
Proceeds from exercise of stock options	466	2,235	1,069
Proceeds from employee stock purchase plan	1,311	989	—
Cash paid for debt extinguishment	—	(1,469)	—
Net cash provided by (used in) financing activities	12,270	278,507	(1,616)

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(in thousands)

		Year Ended December 31,				
		2025		2024		2023
Effect of exchange rate changes on cash and cash equivalents		136		857		(3,522)
Net (decrease) increase in cash, cash equivalents, and cash held on behalf of customers		(27,860)		74,006		(29,994)
Cash, cash equivalents, and cash held on behalf of customers at beginning of period		121,545		47,539		77,533
Cash, cash equivalents, and cash held on behalf of customers at end of period	$	93,685	$	121,545	$	47,539
Reconciliation of cash, cash equivalents, and cash held on behalf of customers						
Cash and cash equivalents	$	79,565	$	108,117	$	37,369
Cash held on behalf of customers		14,120		13,428		10,170
Total cash, cash equivalents, and cash held on behalf of customers	$	93,685	$	121,545	$	47,539
Supplemental disclosures of cash flow information:						
Cash paid for income taxes	$	5,763	$	2,323	$	3,223
Capitalized software recorded in accounts payable		56		31		38
Capital expenditures in accounts payable		210		76		139
Common stock issued for acquisition		108,182		133,180		—

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Summary of Business and Significant Accounting Policies

Nature of Business

The Company, through its consolidated subsidiaries, operates in one segment, Restaurant/Retail. Refer to "Note 15 – Segment and Related Information" for further detail on our segment. The Restaurant/Retail segment provides leading omnichannel cloud-based software and hardware solutions to the restaurant and retail industries.

Our product and service offerings include point-of-sale, customer engagement and loyalty, digital ordering and delivery, operational intelligence, payment processing, hardware, and related technologies, solutions, and services. We provide enterprise restaurants, franchisees, and other foodservice outlets with operational efficiencies through a data-driven network with integration capabilities from front- and back-of-house to customer fulfillment. Our subscription services are grouped into two product lines: Engagement Cloud, which includes PAR Engagement — a unified suite that combines Punchh and PAR Ordering products and services — for customer loyalty, engagement, and omnichannel digital ordering and delivery, Plexure for international customer loyalty and engagement, and PAR Retail (including GoSkip) products and services for customer loyalty and engagement solutions for convenience and fuel retailers; and Operator Cloud, which includes PAR POS and TASK for front-of-house, PAR Pay for payments, and PAR OPS — a suite of back-of-house solutions that combines Delaget and Data Central product offerings. The accompanying consolidated financial statements include the Company's accounts and those of its consolidated subsidiaries. All intercompany transactions have been eliminated in consolidation.

Basis of Presentation and Use of Estimates

The Company prepares its consolidated financial statements and related notes in accordance with accounting principles generally accepted in the United States of America. The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include revenue recognition, stock-based compensation, the recognition and measurement of assets acquired and liabilities assumed in business combinations and asset acquisitions at fair value, identifiable intangible assets and goodwill, valuation allowances for receivables, classification of discontinued operations, valuation of excess and obsolete inventories, and measurement of contingent consideration at fair value. Actual results could differ from these estimates.

The results of operations of the Company's Government segment are reported as discontinued operations in the consolidated statements of operations for all periods presented. All results and information in the consolidated financial statements are presented as continuing operations and exclude the Government segment unless otherwise noted specifically as discontinued operations.

Discontinued Operations

In determining whether a group of assets disposed of (or is to be disposed of) should be presented as a discontinued operation, the Company analyzes whether the group of assets disposed of represented a component of the entity; that is, whether it had historic operations and cash flows that were discrete both operationally and for financial reporting purposes. In addition, the Company considers whether the disposal represents a strategic shift that has or will have a major effect on the Company's operations and financial results.

The assets and liabilities of a discontinued operation, other than goodwill, are measured at the lower of carrying amount or fair value, less cost to sell. When a portion of a reporting unit that constitutes a business is to be disposed of, the goodwill associated with that business is included in the carrying amount of the business based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained. Interest is allocated to discontinued operations if the interest is directly attributable to the discontinued operations or is interest on debt that is required to be repaid as a result of the disposal.

Business Combinations

The Company accounts for business combinations pursuant to ASC Topic 805, *Business Combinations*, which requires that assets acquired and liabilities assumed be recorded at their respective fair values on the date of acquisition. The fair value of the consideration paid is assigned to the underlying net assets of the acquired business based on their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is allocated to goodwill. The purchase price allocation process requires the Company to make significant assumptions and estimates in determining the purchase price and the fair value of assets acquired and liabilities assumed at the acquisition date. The Company's assumptions and estimates are subject to refinement and, as a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon conclusion of the measurement period, any subsequent fair value adjustments are recorded in the Company's consolidated statements of operations. The Company's consolidated financial statements and results of operations reflect an acquired business after the completion of the acquisition.

Cash and Cash Equivalents and Cash Held on Behalf of Customers

The Company considers all highly liquid investments, purchased with a remaining maturity of three months or less, to be cash equivalents, including money market funds. Cash held on behalf of customers represents an asset arising from our payment processing services that is restricted for the purpose of satisfying obligations to remit funds to various merchants.

The Company maintained bank balances that, at times, exceeded the federally insured limit during the years ended December 31, 2025 and 2024. The Company did not experience losses relating to these deposits and management does not believe that the Company is exposed to any significant credit risk with respect to these amounts.

Cash and cash equivalents and cash held on behalf of customers consist of the following:

(in thousands)	December 31, 2025	December 31, 2024
Cash and cash equivalents		
Cash	$ 77,405	$ 105,956
Money market funds	2,160	2,161
Cash held on behalf of customers	14,120	13,428
Total cash and cash equivalents and cash held on behalf of customers	$ 93,685	$ 121,545

Short-Term Investments

Short-term investments include held-to-maturity investment securities consisting of investment-grade interest bearing instruments, primarily treasury bills and notes and short-term deposits, which are stated at amortized cost. The Company does not intend to sell these investment securities and the contractual maturities are not greater than 12 months. The Company did not have any material gains or losses on these securities during the year ended December 31, 2025. The estimated fair value of these securities approximated their carrying value as of December 31, 2025.

The carrying value of investment securities consist of the following:

(in thousands)	December 31, 2025	December 31, 2024
Short-term investments		
Short-term deposits	$ 579	$ 524
Total short-term investments	$ 579	$ 524

Accounts Receivable – Current Expected Credit Losses

The Company maintains a provision for accounts receivables that it does not expect to collect. In accordance with ASC Topic 326, *Financial Instruments - Credit Losses*, the Company accrues its estimated losses from uncollectible accounts receivable to the provision based upon recent historical experience, the length of time the receivable has been outstanding, other specific information as it becomes available, and reasonable and supportable forecasts not already reflected in the historical loss information. Provisions for current expected credit losses are charged to current operating expenses. Actual losses are charged against the provision when incurred.

Inventories

The Company's inventories are valued at the lower of cost and net realizable value, with cost determined using the weighted average cost method. The Company uses certain estimates and judgments and considers several factors including hardware demand, changes in customer requirements, and changes in technology to provide for excess and obsolescence reserves to properly value inventory.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to forty years. Expenditures for maintenance and repairs are expensed as incurred.

Other Current Assets and Other Assets

Other current assets include the current portion of deferred implementation costs of $3.5 million and zero and deferred commissions of $3.4 million and zero at December 31, 2025 and December 31, 2024, respectively, which represent capitalized costs expected to be amortized within the next twelve months. Other current assets also include prepaid expenses of $17.0 million and $12.1 million and income taxes receivable of $3.4 million and $0.7 million at December 31, 2025 and December 31, 2024, respectively.

Other assets include the noncurrent portion of deferred implementation costs of $2.6 million and $7.3 million and deferred commissions of $5.6 million and $3.3 million at December 31, 2025 and December 31, 2024, respectively.

Based on ASC Topic 340, *Other Assets and Deferred Costs*, we capitalize and amortize incremental costs of obtaining and fulfilling a contract over the period we expect to derive benefits from the contract, which we have determined as the initial term of a contract. We periodically adjust the carrying value of deferred implementation costs and deferred commissions to account for customers ceasing operations or otherwise discontinuing use of our subscription services. Amortization expense for deferred implementation costs is included in professional service cost of sales and amortization expense for deferred commissions is included in sales and marketing expense in the Company's consolidated statements of operations.

The following table summarizes amortization expense for deferred implementation costs and deferred commissions:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Amortization of deferred implementation costs	$ 4,908	$ 6,158	$ 4,548
Amortization of deferred commissions	$ 1,894	$ 1,662	$ 933

Identifiable Intangible Assets

The Company's identifiable intangible assets represent intangible assets acquired in the acquisition of 3M Company's Drive-Thru Communications Systems, the acquisition of Data Central, the acquisition of Punchh Inc., the MENU Acquisition, the Stuzo Acquisition, the TASK Group Acquisition, the Delaget Acquisition, the GoSkip Asset Acquisition, and capitalized software development costs.

The Company capitalizes certain costs related to the development of its platform and other software applications for internal use in accordance with ASC Topic 350-40, *Intangibles - Goodwill and Other - Internal - Use*

Software. The Company begins to capitalize its costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. The Company stops capitalizing these costs when the software is substantially complete and ready for its intended use, including the completion of all significant testing. These costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated to be three to seven years. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditure will result in additional functionality and expense costs incurred for maintenance and minor upgrades and enhancements. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded within research and development expenses in the Company's consolidated statements of operations.

The Company exercises judgment in determining the point at which various projects may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized. To the extent that the Company can change the manner in which new features and functionalities are developed and tested related to its platform, assessing the ongoing value of capitalized assets or determining the estimated useful lives over which the costs are amortized, the amount of internal-use software development costs the Company capitalizes and amortizes could change in future periods.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized, but is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. The Company's impairment tests are based on the Company's reporting unit used in the test for goodwill impairment. In conducting this impairment testing, the Company may first perform a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying value. If not, no further goodwill impairment testing is required. If it is more likely than not that a reporting unit's fair value is less than its carrying value, or if we elect not to perform a qualitative assessment of a reporting unit, a quantitative analysis is performed, in which the fair value of the reporting unit is compared to its carrying value. If the carrying value of the reporting unit exceeds its fair value, an impairment charge is recognized for the excess of the carrying value of the reporting unit over its fair value.

The Company elected to perform the qualitative assessment described above for purposes of its annual goodwill impairment test in 2025. As a part of this analysis, we evaluated factors including, but not limited to, our market capitalization and stock price performance, macro-economic conditions, market and industry conditions, cost factors, the competitive environment, and the operational stability and overall financial performance of the reporting unit. The assessment indicated that it was more likely than not that the fair value of the reporting units exceeded its respective carrying value. No impairment charge was recorded in any of the periods presented in the accompanying consolidated financial statements.

Impairment of Long-Lived Assets

The Company evaluates the accounting and reporting for the impairment of long-lived assets in accordance with the reporting requirements of ASC Topic 360-10, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company will recognize impairment of long-lived assets or asset groups if the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets. If the carrying value of a long-lived asset or asset group is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset or asset group for assets to be held and used, or the amount by which the carrying value exceeds the fair market value less cost to sell for assets to be sold. In the year ending December 31, 2025, the Company recorded an impairment loss of $3.6 million included in subscription service cost of sales in the consolidated statements of operations related to the write-off of capitalized software development costs for the PAR Clear product resulting from the abandonment of the project. In the year ending December 31, 2024, the Company recorded an impairment loss of $0.2 million included in general and administrative expense in the consolidated statements of operations related to the discontinuance of the Brink POS trademark. There was no impairment loss recorded in the year ended December 31, 2023.

Other Long-Term Liabilities

Other long-term liabilities primarily consist of deferred tax liabilities of $18.4 million and $18.7 million at December 31, 2025, and December 31, 2024, respectively.

Foreign Currency Translation Adjustments

The assets and liabilities for the Company's international operations are translated into U.S. dollars using year-end exchange rates. Income statement items are translated at average exchange rates prevailing during the year. The resulting translation adjustments are recorded as a separate component of shareholders' equity under the heading Accumulated Other Comprehensive Income (Loss). Exchange gains and losses on intercompany balances of permanently invested long-term loans are also recorded as a translation adjustment and are included in Accumulated Other Comprehensive Income (Loss).

Warranty Provisions

Warranty provisions for hardware warranties are recorded in the period in which the Company becomes obligated to honor the warranty, which generally is the period in which the related hardware revenue is recognized. The Company accrues warranty reserves based upon historical factors such as labor rates, average repair time, travel time, number of service calls per machine, and cost of replacement parts. When a sale is consummated, a warranty reserve is recorded based upon the estimated cost to provide the service over the warranty period, which can range from 12 to 60 months, and cost of replacement parts.

Activity related to warranty claims are as follows:

	December 31, 2025	December 31, 2024
(in thousands)		
Beginning balance	$ 578	$ 650
Adjustments to reserve	88	16
Warranty claims settled	(10)	(88)
Ending balance	$ 656	$ 578

Related Party Transactions

During the year ended December 31, 2023, Act III Management LLC ("Act III Management"), a service company to the restaurant, hospitality, and entertainment industries, provided software development and restaurant technology consulting services to the Company pursuant to a master development agreement. Separately, during the year ended December 31, 2023, Ronald Shaich, the sole member of Act III Management, served as a strategic advisor to the Company's board of directors pursuant to a strategic advisor agreement, which terminated on June 1, 2023. Keith Pascal, a director of the Company, is an employee of Act III Management and serves as its vice president and secretary. Mr. Pascal does not have an ownership interest in Act III Management.

As of December 31, 2025 and 2024, the Company had zero accounts payable owed to Act III Management. During the years ended December 31, 2025, 2024, and 2023 the Company paid Act III Management zero, zero, and $0.1 million, respectively, in consideration for services performed under the master development agreement.

Revenue Recognition

The Company's revenue is derived from three types of revenue: hardware sales, subscription services, and professional services. ASC Topic 606, *Revenue from Contracts with Customers*, requires the Company to distinguish and measure performance obligations under customer contracts. Contract consideration is allocated to all performance obligations within the arrangement or contract. Performance obligations that are determined not to be distinct are combined with other performance obligations until the combined unit is determined to be distinct and that combined unit is then recognized as revenue over time or at a point in time depending on when control is transferred. The Company evaluated the potential performance obligations and evaluated whether each performance obligation met the ASC Topic 606 criteria to be considered a distinct performance obligation.

Amounts invoiced in excess of revenue recognized represent deferred revenue. Contracts typically require payment within 30 to 90 days from the shipping date or installation date, depending on the Company's terms with the customer. The primary method used to estimate a stand-alone selling price is the price that the Company charges for the particular good or service sold by the Company separately under similar circumstances to similar customers. Assessing the stand-alone selling price for each distinct performance obligation may involve significant judgment. Key pricing factors taken into consideration include our discounting policies, transaction size and volume, target customer demographic, price lists, as well as both historical and current sales and contract prices.

<u>Hardware</u>

Hardware revenue consists of hardware product sales and is recognized as a point in time revenue. Revenue on these items is recognized when the customer obtains control of the asset in accordance with the terms of sale. This generally occurs upon delivery to a third-party carrier for onward delivery to customer. We accept returns for hardware sales and recognize them at the time of sale as a reduction to revenue based on historical experience.

<u>Subscription Service</u>

Our subscription services consist of revenue from our SaaS solutions, related software support, managed platform development services, and transaction-based payment processing services.

SaaS solutions

SaaS solution revenues consist of subscription fees from customers for access to our SaaS solutions and third party SaaS solutions and are recognized ratably over the contract period, commencing when the subscription service is made available to the customer, as the customer simultaneously receives and consumes the benefits of the Company's performance obligations. Our contracts with customers are generally for a period ranging from 12 to 36 months. We determined we are the principal in transferring these services to the customer and recognize revenue on a gross basis. We control the services being provided to our customer, are responsible for fulfillment of the promise in our contract with the customer, and have discretion in setting the price with our customer.

Software support

Software support revenues include fees from customers from the sales of varying levels of support services which are "stand-ready obligations" satisfied over time on the basis that the customer consumes and receives a benefit from having access to the Company's support resources, when and as needed, throughout the contract term, which is generally 12 months. For this reason, the support services are recognized ratably over the contract term since the Company satisfies its obligation to stand ready by performing these services each day.

Managed platform development services

Managed platform development services revenues include subscription based advanced support to our customers to help them customize our SaaS solutions to better manage and optimize their use. This revenue is recognized over time as the service is performed. As we utilize external contractors to support the development, we control the services being provided to our customer, are responsible for fulfillment of the promise in our contract with the customer, and have discretion in setting the price with our customer, we determined we are the principal in transferring these services to the customer and recognize revenue on a gross basis.

Transaction-based payment processing

Transaction-based payment processing revenues include transaction-based payment processing services for customers which are charged a transaction fee for payment processing. This transaction fee is generally calculated as a percentage of the total transaction amount processed plus a fixed per transaction fee. We satisfy our payment processing performance obligations and recognize the transaction fees as revenue net of refunds and reversals initiated by the restaurant upon authorization by the issuing bank and submission for processing. We allocate all variable fees earned from transaction-based revenue to this performance obligation on the basis that it is consistent with the ASC 606 allocation objectives.

Our transaction-based payment processing contracts are primarily layered rate contracts. In layered rate contracts, we pass through the costs of interchange and card assessment and network fees to our customers, which are recorded as a reduction to revenue, and we incur processing fees, which are recorded as cost of sales. For layered rate contracts, we have concluded we are generally the principal in the performance obligation to process payments because we control the payment processing services before the customer receives them, perform authorization and fraud check procedures prior to submitting transactions for processing in the payment network, have sole discretion over which third-party acquiring payment processors we will use and are ultimately responsible to the customers for amounts owed if those acquiring payment processors do not fulfill their obligations. We generally have full discretion in setting processing prices charged to the customers. Additionally, we are obligated to comply with certain payment card network operating rules and contractual obligations under the terms of our registration as a payment facilitator and as a master merchant under our third-party acquiring payment processor agreements which make us liable for the costs of processing the transactions for our customers and chargebacks and other financial losses if such amounts cannot be recovered from the restaurant. However, specifically as it relates to the costs of interchange and card assessment and network fees, we have concluded we are the agent because we do not control pricing for these services and the costs are passed through to our customers.

Professional Service

Professional service revenue consists of revenues from hardware support, installations, implementations, and other professional services.

Hardware support

Hardware support revenues consist of fees from customers from the Company's Advanced Exchange overnight hardware replacement program, on-site support, and extended warranty repair service programs and are all "stand-ready obligations" satisfied over time on the basis that the customer consumes and receives a benefit from having access to the Company's support resources, when and as needed, throughout the contract term, which is generally 12 months. For this reason, the support services are recognized ratably over the contract term since the Company satisfies its obligation to stand ready by performing these services each day.

Installations

Installation revenue is recognized point in time. Installation revenue is recognized when installation is complete and the customer obtains control of the related asset. The Company offers installation services to its customers for hardware for which the Company primarily hires third-party contractors to install the equipment on the Company's behalf. The Company pays third-party contractors an installation service fee based on an hourly rate agreed to by the Company and contractor. When third-party installers are used, the Company determines whether the nature of its performance obligations is to provide the specified goods or services itself (principal) or to arrange for a third-party to provide the goods or services (agent). In the Company's customer arrangements, the Company is primarily responsible for providing a good or service, has inventory risk before the good or service is transferred to the customer, and has discretion in establishing prices; as a result, the Company has concluded that it is the principal in the arrangement and records installation revenue on a gross basis.

Implementations

Implementation revenue includes set-up and activation fees from customers to implement our SaaS solutions. We have concluded that this service generally does not represent a stand-alone performance obligation and is instead tied to the performance obligation to provide the subscription service. As such, we defer and amortize related revenues and costs over the life of the contract, commencing when the subscription service is made available to the customer.

Other professional services

Other professional service revenue includes hardware repairs and maintenance not covered under hardware support, business process mapping, training, and other ad hoc professional services sold separately. Other professional service revenue is recognized point in time upon the completion of the service.

Stock-Based Compensation

The Company measures and records compensation expense for all stock-based compensation to employees, including awards of employee stock options, restricted stock awards and restricted stock units (both time and performance vesting), in the financial statements as compensation cost over the applicable vesting periods using a straight-line expense recognition method, based on their fair value on the date of grant. The fair value of stock-based awards is determined by using the Black-Scholes option valuation model for option awards and closing price on the date of grant for restricted stock awards and restricted stock units. The Black-Scholes valuation model incorporates assumptions as to the fair value of stock price, volatility, the expected life of options or awards, a risk-free interest rate and dividend yield. In valuing stock options, significant judgment is required in determining the expected volatility of the Company's common stock and the expected life that individuals will hold their stock options prior to exercising. Expected volatility is based on the historical and implied volatility of the Company's common stock. The expected life of stock options is derived from the historical actual term of stock option grants and an estimate of future exercises during the remaining contractual period of the stock option. While volatility and estimated life are assumptions that do not bear the risk of change subsequent to the grant date of stock options, these assumptions may be difficult to measure, as they represent future expectations based on historical experience. Further, expected volatility and the expected life of stock options may change in the future, which could substantially change the grant-date fair value of future awards and, ultimately, the expense the Company records. The Company elects to account for forfeitures based on recognition in the reporting period incurred. Compensation expense for awards with performance conditions is reassessed each reporting period and recognized based upon the probability that the performance targets will be achieved.

The Company expenses stock-based compensation for stock options, restricted stock awards, restricted stock units and performance awards over the requisite service period. For awards with only a service condition, the Company expenses stock-based compensation using the straight-line method over the requisite service period for the entire award. For awards with both performance and service conditions, the Company expenses the stock-based compensation on a straight-line basis over the requisite service period for each separately vesting portion of the award, taking into account the probability that the Company will satisfy the performance condition.

Contingent Consideration

The Company determined the acquisition date fair value of contingent consideration associated with the MENU Acquisition using Monte-Carlo simulation valuation techniques, with significant inputs that are not observable in the market and thus represents a Level 3 fair value measurement as defined in ASC Topic 820, *Fair Value Measurement*. This valuation technique is also used to determine current fair value of any contingent consideration. The simulation uses probability distribution for each significant input to produce hundreds or thousands of possible outcomes and the results are analyzed to determine probabilities of different outcomes occurring. Significant increases or decreases to these inputs in isolation would result in a significantly higher or lower liability with a higher liability capped by the contractual maximum of the contingent post-closing revenue focused milestones obligation. Ultimately, the liability will be equivalent to the amount paid, and the difference between the fair value estimate and amount paid will be recorded in earnings. The amount paid that is less than or equal to the liability on the acquisition

date is reflected as cash used in financing activities in the Company's consolidated statements of cash flows. Any amount paid in excess of the liability on the acquisition date is reflected as cash used in operating activities.

The MENU Acquisition resulted in an initial liability for the contingent consideration recorded in the amount of $14.2 million during 2022. The liability for the contingent consideration was established at the time of the acquisition and is evaluated quarterly based on additional information as it becomes available; any change in the fair value adjustment is recorded in the earnings of that period. During 2022, the Company recorded a $4.4 million adjustment to decrease the fair value of the contingent consideration liability related to the MENU Acquisition to $9.8 million as of December 31, 2022.

During the second quarter of 2023, the MENU earn-out was amended to remove the EBITDA based threshold and reduce the future software as a service ("SaaS") annual recurring revenue threshold. During 2023, the Company recorded a $9.2 million adjustment to decrease the fair value of the contingent consideration liability related to the MENU Acquisition to $0.6 million as of December 31, 2023.

During 2024, the earn-out period expired with no payment made. As such, the Company recorded a $0.6 million adjustment to decrease the fair value of the contingent consideration liability related to the MENU Acquisition to zero as of December 31, 2024.

Gain on Insurance Proceeds

During the years ended December 31, 2024 and 2023, the Company received $0.5 million and $0.5 million, respectively, of insurance proceeds in connection with the settlement of legacy claims. No insurance proceeds were received during the year ended December 31, 2025.

Other (Expense) Income, net

The Company's foreign currency transaction gains and losses and other miscellaneous non-operating income and expenses are recorded in other (expense) income, net in the accompanying statements of operations.

Income Taxes

The Company and its subsidiaries file a consolidated U.S. federal income tax return. State tax returns are filed on a combined or separate basis depending on the applicable laws in the jurisdictions where the tax returns are filed. The Company also files foreign tax returns on a separate company basis in the countries in which it operates. The provision for income taxes is based upon pretax loss with deferred income taxes provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The Company records a valuation allowance when necessary to reduce deferred tax assets to their net realizable amounts. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Loss Per Share

Net loss per share is calculated in accordance with ASC Topic 260, *Earnings per Share*, which specifies the computation, presentation and disclosure requirements for earnings per shares ("EPS"). It requires the presentation of basic and diluted EPS. Basic EPS excludes all dilution and is based upon the weighted average number of shares of common stock outstanding during the period. Diluted EPS reflects the potential dilution that would occur if convertible securities or other contracts to issue common stock were exercised. At December 31, 2025, there were 812,337 anti-dilutive stock options outstanding compared to 713,534 as of December 31, 2024 and 920,403 as of December 31, 2023. At December 31, 2025 there were 1,086,020 anti-dilutive restricted stock units compared to 1,122,090 and 839,455 as of December 31, 2024 and December 31, 2023, respectively.

In accordance with ASC Topic 260, *Earnings Per Share*, when an entity reports a discontinued operation, income from continuing operations is used as the control number to determine whether potential common shares are included in the calculation of diluted EPS. Since the Company reported a net loss from continuing operations for all periods presented, the potential effects of the 2026 Notes, the 2027 Notes, and the 2030 Notes conversion features (see "Note 10 – Debt" for additional information) and the unissued shares from the Company's 2021 Employee Stock Purchase Plan ("ESPP", see "Note 12 – Stock Based Compensation" for additional information) were excluded from the diluted net loss per share calculation due to their anti-dilutive nature as of December 31,

2025, December 31, 2024, and December 31, 2023. Shares resulting from the partial conversion of the 2026 Notes were 2,381,765 (refer to "Note 10 – Debt" for additional information). Potential shares resulting from the 2026 Notes, 2027 Notes, and 2030 Notes conversion features at respective maximum conversion rates of 30.8356 per share, 17.8571 per share, and 13.6593 per share are approximately 616,712, 4,732,132, and 1,570,820, respectively. Refer to "Note 17 – Subsequent Events" for further information regarding the January 2026 exchange of a portion of the 2026 Notes.

The following is a reconciliation of the weighted average shares outstanding for the basic and diluted loss per share computations:

	December 31,		
(in thousands, except per share data)	2025	2024	2023
Net loss from continuing operations	$ (84,658)	$ (89,910)	$ (81,619)
Net income from discontinued operations	197	84,923	11,867
Net loss	$ (84,461)	$ (4,987)	$ (69,752)
Basic and diluted:			
Weighted average common shares	40,473	34,155	27,552
Loss from continuing operations per common share, basic and diluted	$ (2.09)	$ (2.63)	$ (2.96)
Income from discontinued operations per common share, basic and diluted	—	2.49	0.43
Loss per common share, basic and diluted	$ (2.09)	$ (0.14)	$ (2.53)

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which is intended to enhance the transparency and decision usefulness of income tax disclosures. The Company adopted ASU 2023-09 and applied the new disclosure requirements on a prospective basis beginning with the year ended December 31, 2025. The adoption of ASU 2023-09 affected only the Company's disclosures with no impact to the consolidated financial statements. Refer to "Note 13 – Income Taxes" for further detail.

Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-04, *Induced Conversions of Convertible Debt Instruments*, which is intended to clarify the assessment of whether a transaction should be accounted for as an induced conversion or extinguishment of convertible debt. ASU 2024-04 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of this update on its consolidated financial statements and related disclosures for future filings.

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses*, requiring public companies to disaggregate key expense categories such as inventory purchases, employee compensation and depreciation in their financial statements which is intended to improve investor insights into company performance. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact of this update on its consolidated financial statements and related disclosures for future filings.

In September 2025, the FASB issued ASU 2025-06, *Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*, which updates the accounting for internal-use software by enhancing disclosure requirements and replacing the previous stage-based guidance with a principles-based framework. The ASU removes all references to distinct development stages and requires entities to begin capitalizing software costs once (i) management has authorized and committed funding for the project, and (ii) it is probable that the software will be completed and used for its intended purpose. The amendments in this update are effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of this update on its consolidated financial statements and related disclosures for future filings.

With the exception of the standards discussed above, there were no other recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2025 that are of significance or potential significance to the Company.

Note 2 — Revenue Recognition

Deferred Revenue

Deferred revenue is recorded when cash payments are received or due in advance of revenue recognition from software licenses, professional services, and maintenance agreements. The timing of revenue recognition may differ from when customers are invoiced.

Deferred revenue is as follows:

(in thousands)	December 31, 2025	December 31, 2024
Current	$ 25,913	$ 23,166
Non-current	1,841	1,529
Total	$ 27,754	$ 24,695

Most performance obligations greater than one year relate to service and support contracts that the Company expects to fulfill within 36 months. The Company expects to fulfill 100% of service and support contracts within 60 months.

The changes in deferred revenue, inclusive of both current and long-term, are as follows:

(in thousands)	2025	2024
Beginning balance - January 1	$ 24,695	$ 11,454
Acquired deferred revenue (refer to "Note 3 - Acquisitions")	809	13,283
Recognition of deferred revenue	(150,986)	(113,016)
Deferral of revenue	151,966	114,755
Impact of foreign currency translation of deferred revenue	1,270	(1,781)
Ending balance - December 31	$ 27,754	$ 24,695

The above tables exclude customer deposits of $2.0 million and $1.8 million as of December 31, 2025 and 2024, respectively. During the years ended December 31, 2025 and 2024, the Company recognized revenue included in contract liabilities at the beginning of each respective period of $22.6 million and $7.1 million.

Disaggregated Revenue

The Company disaggregates revenue from contracts with customers by major product line because the Company believes it best depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Disaggregated revenue is as follows:

	Year Ended December 31, 2025	
(in thousands)	Point in time	Over time
Subscription service	$ —	$ 291,170
Hardware	106,410	—
Professional service	19,769	38,198
Total	$ 126,179	$ 329,368

	Year Ended December 31, 2024	
(in thousands)	Point in time	Over time
Subscription service	$ —	$ 207,422
Hardware	87,040	—
Professional service	21,322	34,198
Total	$ 108,362	$ 241,620

	Year Ended December 31, 2023	
(in thousands)	Point in time	Over time
Subscription service	$ —	$ 122,597
Hardware	103,391	—
Professional service	21,565	29,161
Total	$ 124,956	$ 151,758

Note 3 — Acquisitions

GoSkip Asset Acquisition

On March 11, 2025 (the "GoSkip Closing Date"), the Company entered into an Asset Purchase Agreement (the "GoSkip Asset Purchase Agreement"), pursuant to which, on the GoSkip Closing Date, the Company acquired certain assets and assumed certain liabilities of GoSkip (the "GoSkip Asset Acquisition") from a privately held company for approximately $4.8 million in cash consideration (the "GoSkip Cash Consideration"). Pursuant to the GoSkip Asset Purchase Agreement, the Company acquired substantially all of the assets related to the GoSkip self-checkout line of business to expand its PAR Retail product and service offerings. GoSkip is a cloud-POS solution offering a suite of mobile checkout kiosks and scan-and-go products.

Under the terms of the GoSkip Asset Purchase Agreement, approximately $0.5 million of the GoSkip Cash Consideration was held back by the Company to cover general representations and warranties. As the representations and warranties are assumed to be accurate and release of the holdback is likely to occur, the holdback amount has been included in the total consideration transferred. The holdback amount will be released over two years, with 50% to be released one year after the GoSkip Closing Date and the remaining 50% to be released two years after the GoSkip Closing Date.

The Company incurred acquisition expenses related to the GoSkip Asset Acquisition of approximately $0.6 million which were capitalized as a component of the cost of the assets acquired.

The transaction was accounted for as an asset acquisition in accordance with ASC Topic 805, *Business Combinations*, whereby the purchase price is allocated to the assets acquired and liabilities assumed based on their relative fair values as of the GoSkip Closing Date, and no goodwill is recognized. The fair value determinations were based on management's estimates and assumptions, with the assistance of valuation consultants.

During the quarter ended September 30, 2025, the fair values of assets and liabilities as of the GoSkip Closing Date were finalized. There were no measurement period adjustments made to the initial fair values of assets and liabilities recorded.

The following table presents management's purchase price allocation:

(in thousands)		Purchase price allocation
Inventory	$	232
Developed technology		2,240
Customer relationships		3,136
Total assets		5,608
Deferred revenue		809
Consideration paid	$	4,799

Intangible Assets

The Company identified two acquired intangible assets in the GoSkip Asset Acquisition: developed technology and customer relationships. The fair value of developed technology was determined utilizing the "relief from royalty" approach, which is a form of the income approach that attributes savings recognized from not having to pay a royalty for the use of an asset. The Company applied a seven-year economic life, a fair and reasonable royalty rate of 15.0%, and a discount rate of 26.0% in determining the GoSkip developed technology intangible fair value. The fair value of the customer relationship intangible asset was determined utilizing the "multi-period excess earnings method", which method is predicated upon the calculation of the net present value of after-tax net cash flows respectively attributable to each asset. The Company applied a 14.3% estimated annual attrition rate and discount rate of 26.0% in determining the GoSkip customer relationships intangible fair value. The estimated useful life of each of the foregoing identifiable intangible assets was determined to be: seven years for developed technology and seven years for customer relationships.

Delaget Acquisition

On December 31, 2024 (the "Delaget Closing Date"), PAR entered into an Agreement and Plan of Merger (the "Delaget Merger Agreement"), pursuant to which, on the Delaget Closing Date, PAR acquired 100% of the outstanding equity interests of Delaget, LLC ("Delaget" and such acquisition, the "Delaget Acquisition").

On the Delaget Closing Date, the Company paid equity holders of Delaget $16.9 million in cash (the "Delaget Cash Consideration"), and committed to issue 1,488,669 shares of common stock. The closing stock price as of the Delaget Closing Date was $72.67, resulting in equity consideration of $108.2 million (the "Delaget Equity Consideration") and a total purchase consideration of $125.1 million (the "Delaget Merger Consideration"). The Delaget Merger Consideration is subject to adjustment for any cash, indebtedness (including debt-like items), and net working capital of the acquired entities. The Delaget Equity Consideration was not issued as of December 31, 2024 and was included in equity consideration payable in the consolidated financial statements. However, the Company determined that control of Delaget was transferred to the Company on December 31, 2024 due to the transfer of the Delaget Cash Consideration, the establishment of the equity consideration payable on the Delaget Closing Date, and the Company gaining full authority over the operations and decision-making of Delaget. On January 6, 2025, pursuant to the Delaget Merger Agreement, the Company issued 1,488,669 shares of common

65

stock as consideration for the Delaget Acquisition. The total value of the shares issued was $109.7 million as of January 6, 2025. The Company acquired Delaget to complement its Operator Cloud solutions.

On the Delaget Closing Date, $1.9 million of the Delaget Cash Consideration was deposited into separate escrow accounts administered by third parties to fund potential post-closing adjustments and obligations.

Additionally, on the Delaget Closing Date, $2.3 million of the Delaget Cash Consideration was deposited into an indemnification escrow fund to be held for up to 36 months to fund potential post-closing indemnification obligations of Delaget equity holders in accordance with the Delaget Merger Agreement. The Company recognized indemnification assets and liabilities of approximately $2.3 million to other assets and other long-term liabilities in the consolidated balance sheets, respectively, to account for amounts deposited into the third party indemnification escrow fund.

The Company incurred acquisition and integration expenses related to the Delaget Acquisition of approximately $1.1 million and $1.4 million during the years ended December 31, 2025 and 2024, respectively, which are included in general and administrative expense in the consolidated statements of operations.

The Delaget Acquisition was accounted for as a business combination in accordance with ASC Topic 805, *Business Combinations*. Accordingly, assets acquired and liabilities assumed have been accounted for at their determined respective fair values as of the Delaget Closing Date. The fair value determinations were based on management's estimates and assumptions, with the assistance of valuation and independent tax consultants.

During the year ended December 31, 2025, fair values of assets and liabilities as of the Delaget Closing Date were finalized to reflect ongoing acquisition valuation analyses and net working capital adjustments. These adjustments included changes to deferred taxes and goodwill to refine tax exposure estimates, and changes to accounts receivable, property and equipment, accrued expenses, and goodwill to reflect net working capital adjustments.

The following table presents management's final purchase price allocation and initial purchase price allocation:

(in thousands)	Final purchase price allocation	Initial purchase price allocation
Cash	$ 1,087	$ 1,087
Accounts receivable	979	1,117
Property and equipment	—	80
Lease right-of-use assets	1,380	1,380
Developed technology	11,500	11,500
Customer relationships	14,000	14,000
Non-competition agreements	3,700	3,700
Indemnification assets	2,338	2,338
Prepaid and other acquired assets	200	200
Goodwill	97,943	97,017
Total assets	133,127	132,419
Accounts payable	295	295
Accrued expenses	2,184	1,155
Lease right-of-use liabilities	1,359	1,359
Deferred revenue	893	893
Indemnification liabilities	2,338	2,338
Deferred taxes	991	1,312
Consideration paid	$ 125,067	$ 125,067

Intangible Assets

The Company identified three acquired intangible assets in the Delaget Acquisition: developed technology; customer relationships; and non-competition agreements. The fair value of developed technology was determined utilizing the "relief from royalty" approach, which is a form of the income approach that attributes savings recognized from not having to pay a royalty for the use of an asset. The Company applied a seven-year economic life, a fair and reasonable royalty rate of 15.0%, and a discount rate of 15.0% in determining the Delaget developed technology intangible preliminary fair value. The fair value of the customer relationship intangible asset was determined utilizing the "multi-period excess earnings method", which method is predicated upon the calculation of the net present value of after-tax net cash flows respectively attributable to each asset. The Company applied a 10.0% estimated annual attrition rate and discount rate of 15.0% in determining the Delaget customer relationships intangible fair value. The fair value of the Delaget non-competition agreements was determined utilizing the discounted earnings method. The estimated useful life of each of the foregoing identifiable intangible assets was determined to be: seven years for developed technology; thirteen years for customer relationships; and five years for the non-competition agreements.

Goodwill

Goodwill represents the excess of consideration transferred for the fair value of net identifiable assets acquired and is tested for impairment at least annually. The goodwill value represents expected synergies from the product acquired and other benefits. It is not deductible for income tax purposes.

Deferred Taxes

The Company determined the deferred tax position to be recorded at the time of the Delaget Acquisition in accordance with ASC Topic 740, *Income Taxes*, resulting in recognition of $1.0 million in deferred tax liabilities for future reversal of taxable temporary differences primarily for intangible assets.

The net deferred tax liability relating to the Delaget Acquisition was determined by the Company to provide future taxable temporary differences that allow for the Company to utilize certain previously fully reserved deferred tax assets. Accordingly, the Company recognized a reduction to its valuation allowance resulting in a net tax benefit of $1.0 million for the year ended December 31, 2025.

TASK Group Acquisition

On July 18, 2024 (New York Time), July 19, 2024 (Sydney Time) (the "TASK Closing Date"), the Company completed its acquisition of TASK Group, pursuant to a court-approved scheme of arrangement. On the TASK Closing Date, the Company paid TASK Group's shareholders approximately $131.5 million in cash consideration, and issued 2,163,393 shares of common stock at a price of $52.70 per share of Company common stock, for a total purchase consideration of $245.5 million. The Company acquired TASK Group to expand its footprint in the international foodservice vertical with TASK Group's Australia-based global foodservice transaction platform that offers international unified commerce solutions and loyalty and engagement solutions.

The Company incurred acquisition and integration expenses related to the TASK Group Acquisition of approximately $1.6 million and $3.6 million during the years ended December 31, 2025 and 2024, respectively, which are included in general and administrative expense in the consolidated statements of operations.

The TASK Group Acquisition was accounted for as a business combination in accordance with ASC Topic 805, *Business Combinations*. Accordingly, assets acquired and liabilities assumed have been accounted for at their determined respective fair values as of the TASK Closing Date. The fair value determinations were based on management's estimates and assumptions, with the assistance of independent valuation and tax consultants.

During the quarter ended June 30, 2025, fair values of assets and liabilities as of the TASK Closing Date were finalized to reflect ongoing acquisition valuation analyses. These adjustments included changes to accrued expenses, deferred taxes, and goodwill to refine tax exposure estimates.

The following table presents management's final purchase price allocation and initial purchase price allocation:

(in thousands)	Final purchase price allocation		Initial purchase price allocation	
Cash	$	4,179	$	4,179
Short-term investments		562		562
Accounts receivable		7,105		7,105
Property and equipment		1,030		1,030
Lease right-of-use assets		3,418		3,418
Developed technology		32,100		32,100
Customer relationships		48,000		48,000
Trade names		1,800		1,800
Prepaid and other acquired assets		1,916		1,916
Goodwill		182,042		181,442
Total assets		282,152		281,552
Accounts payable		4,212		4,212
Accrued expenses		3,705		3,502
Lease right-of-use liabilities		3,397		3,397
Deferred revenue		4,710		4,710
Deferred taxes		20,660		20,263
Consideration paid	$	245,468	$	245,468

Intangible Assets

The Company identified three acquired intangible assets in the TASK Group Acquisition: developed technology; customer relationships; and trade names split across the TASK and Plexure product lines. The fair value of developed technology was determined utilizing the relief from royalty approach. The Company applied a seven-year economic life, a fair and reasonable royalty rate of 20.0%, and a discount rate of 12.5% in determining the Plexure developed technology and a seven-year economic life, a fair and reasonable royalty rate of 12.0%, and a discount rate of 14.0% in determining the TASK developed technology intangible fair values. The fair values of the customer relationship intangible asset was determined utilizing the multi-period excess earnings method. The Company applied a 10.0% estimated annual attrition rate and a discount rate of 14.0% for the TASK customer relationships and applied a 95.0% probability of renewal factor and a discount rate of 12.5% for the Plexure customer relationships intangible fair values. The fair value of the trade names intangible was determined utilizing the relief from royalty approach. The Company applied a fair and reasonable royalty rate of 0.5% and a discount rate of 12.5% for the Plexure trade name and a fair and reasonable royalty rate of 1.0% and a discount rate of 14.0% in determining the TASK trade name intangible fair values. The estimated useful life of each of the foregoing identifiable intangible assets was determined to be: seven years for developed technology; thirteen years for customer relationships; and eight years for the trade names.

Goodwill

Goodwill represents the excess of consideration transferred for the fair value of net identifiable assets acquired and is tested for impairment at least annually. The goodwill value represents expected synergies from the product acquired and other benefits. It is not deductible for income tax purposes.

Deferred Taxes

The Company determined the deferred tax position to be recorded at the time of the TASK Group Acquisition in accordance with ASC Topic 740, *Income Taxes*, resulting in recognition of $20.7 million in deferred tax liabilities for future reversal of taxable temporary differences primarily for intangible assets.

Stuzo Acquisition

On March 8, 2024, the Company acquired 100% of the outstanding equity interests of Stuzo Blocker, Inc., Stuzo Holdings, LLC and their subsidiaries (collectively, "Stuzo" and such acquisition, the "Stuzo Acquisition"), a digital engagement software provider to convenience and fuel retailers ("C-Stores"), for purchase consideration of approximately $170.5 million paid in cash (the "Stuzo Cash Consideration"), subject to certain adjustments (including customary adjustments for Stuzo cash, debt, debt-like items, and net working capital), and $19.2 million paid in shares of Company common stock. 441,598 shares of common stock were issued as purchase consideration, determined using a fair value share price of $43.41. The Company acquired Stuzo to expand its footprint in the C-Stores market vertical with Stuzo's industry-leading guest engagement platform (PAR Retail) serving major brands in the space.

$1.5 million of the Stuzo Cash Consideration was deposited into an escrow account administered by a third party to fund potential post-closing adjustments and obligations. The escrow account was released in full during 2024.

The Company incurred acquisition and integration expenses related to the Stuzo Acquisition of approximately $0.3 million and $2.9 million during the years ended December 31, 2025 and 2024, respectively, which are included in general and administrative expense in the consolidated statements of operations.

The Stuzo Acquisition was accounted for as a business combination in accordance with ASC Topic 805, *Business Combinations*. Accordingly, assets acquired and liabilities assumed have been accounted for at their determined respective fair values as of March 8, 2024, (the "Stuzo Acquisition Date"). The fair value determinations were based on management's estimates and assumptions, with the assistance of independent valuation and tax consultants.

During the year ended December 31, 2024, fair values of assets and liabilities as of the Stuzo Acquisition Date were finalized to reflect ongoing acquisition valuation analyses and net working capital adjustments. These adjustments included changes to accounts receivable, customer relationships, trademarks, non-competition agreements, deferred revenue, deferred taxes, accrued expenses, and goodwill to reflect updates in underlying fair value assumptions.

The following table presents management's final purchase price allocation and initial purchase price allocation:

(in thousands)	Final purchase price allocation	Initial purchase price allocation
Cash	$ 4,244	$ 4,244
Accounts receivable	1,262	2,208
Property and equipment	307	307
Developed technology	18,200	18,200
Customer relationships	39,400	39,000
Trademarks	5,400	6,600
Non-competition agreements	3,500	4,800
Prepaid and other acquired assets	774	774
Goodwill	134,112	132,140
Total assets	207,199	208,273
Accounts payable	317	317
Accrued expenses	4,053	4,459
Deferred revenue	7,680	5,443
Deferred taxes	5,444	8,349
Consideration paid	$ 189,705	$ 189,705

<u>Intangible Assets</u>

The Company identified four acquired intangible assets in the Stuzo Acquisition: developed technology; customer relationships; trademarks; and non-competition agreements. The fair value of developed technology was

determined utilizing the relief from royalty approach. The Company applied a seven-year economic life, a fair and reasonable royalty rate of 15.0%, and a discount rate of 12.5% in determining the Stuzo developed technology intangible fair value. The fair value of the customer relationship intangible asset was determined utilizing the multi-period excess earnings method. The Company applied a 7.0% estimated annual attrition rate and discount rate of 12.5% in determining the Stuzo customer relationships intangible fair value. The fair value of the trademarks intangible was determined utilizing the relief from royalty approach. The Company applied a fair and reasonable royalty rate of 1.0% and discount rate of 12.5% in determining the trademarks intangible fair value. The fair value of the Stuzo non-competition agreements was determined utilizing the discounted earnings method. The estimated useful life of each of the foregoing identifiable intangible assets was determined to be: seven years for developed technology; fifteen years for customer relationships related to SaaS platform and related support; five years for customer relationships related to managed platform development services; indefinite for the trademarks; and five years for the non-competition agreements.

Goodwill

Goodwill represents the excess of consideration transferred for the fair value of net identifiable assets acquired and is tested for impairment at least annually. The goodwill value represents expected synergies from the product acquired and other benefits. It is not deductible for income tax purposes.

Deferred Taxes

The Company determined the deferred tax position to be recorded at the time of the Stuzo Acquisition in accordance with ASC Topic 740, *Income Taxes*, resulting in recognition of $5.4 million in deferred tax liabilities for future reversal of taxable temporary differences primarily for intangible assets.

The net deferred tax liability relating to the Stuzo Acquisition was determined by the Company to provide future taxable temporary differences that allow for the Company to utilize certain previously fully reserved deferred tax assets. Accordingly, the Company recognized a reduction to its valuation allowance resulting in a net tax benefit of $5.3 million for the year ended December 31, 2024.

Pro Forma Financial Information - unaudited

The following table summarizes the Company's unaudited pro forma results of operations for the years ended December 31, 2024 and 2023 as if the Delaget Acquisition, TASK Group Acquisition, and Stuzo Acquisition had occurred on January 1, 2023:

| (in thousands) | Year Ended December 31, | | | |
	2024		2023	
Total revenue	$	399,333	$	377,246
Net loss from continuing operations	$	(108,961)	$	(90,085)

The unaudited pro forma results presented above are for illustrative purposes only and do not reflect the realization of actual cost savings or any related integration costs. The unaudited pro forma results do not purport to be indicative of the results that would have been obtained, or to be a projection of results that may be obtained in the future. These unaudited pro forma results include certain adjustments, primarily due to increases in amortization expense due to the fair value adjustments of intangible assets, acquisition related costs, and the impact of income taxes on the pro forma adjustments. $10.4 million of acquisition and integration costs have been reflected in the 2023 pro forma results.

Q4 2023 Acquisition

During the three months ended December 31, 2023, Par Payment Services, LLC acquired the rights to ongoing payment facilitator referral commissions from a privately held restaurant technology company. The transaction was accounted for as an asset acquisition in accordance with ASC Topic 805, *Business Combinations*, resulting in an increase to the customer relationships component of intangible assets of $2.2 million. The Company determined that the fair values of ongoing referral commissions acquired relating to the transaction did not materially affect the Company's financial condition. The fair value determinations were based on management's best estimates and assumptions. The Company considers the results of operations of the acquired rights to be immaterial and therefore has not presented combined pro forma financial information.

Note 4 — Discontinued Operations

On June 7, 2024 (the "PGSC Closing Date"), the Company entered into a Stock Purchase Agreement (the "Purchase Agreement") with Booz Allen Hamilton Inc. ("Booz Allen Hamilton") for the divestiture of PAR Government Systems Corporation ("PGSC"), a wholly owned subsidiary of the Company. Pursuant to the Purchase Agreement, on the PGSC Closing Date, Booz Allen Hamilton acquired 100% of the issued and outstanding shares of common stock of PGSC for a cash purchase price of $95.0 million, before customary post-closing adjustments based on PGSC's indebtedness, working capital, cash, and transaction expenses at closing. At closing we entered into a transition services agreement with Booz Allen Hamilton pursuant to which the Company and Booz Allen Hamilton provide certain transitional services to each other as contemplated by and subject to the Purchase Agreement. The service period for the transitional services generally ended during the third quarter of 2025.

On July 1, 2024, the Company divested 100% of the issued and outstanding equity interests of Rome Research Corporation ("RRC"), a wholly-owned subsidiary of the Company, to NexTech Solutions Holdings, LLC ("NexTech") for a cash purchase price of $7.0 million, before customary post-closing adjustments based on RRC's indebtedness, working capital, cash, and transaction expenses at closing. At closing we entered into a transition services agreement with NexTech pursuant to which the Company and NexTech provide certain transitional services to each other as contemplated by and subject to the transition services agreement. The service period for the transitional services generally ended during the third quarter of 2025.

The divestiture of PGSC and RRC comprise the divestiture of 100% of the Company's Government segment. The Company recognized a pre-tax gain on sale of $81.2 million from the divestiture of PGSC and RRC in the year ended December 31, 2024.

Pursuant to the Purchase Agreement, within 120 days following the PGSC Closing Date Booz Allen Hamilton was required to deliver to the Company a closing statement setting forth its determination of net working capital and any resulting net working capital surplus or deficit. During the three months ended December 31, 2024, the working capital adjustments were finalized and the Company received $4.0 million, resulting in a $4.0 million increase in the pre-tax gain on sale.

Pursuant to the divestiture of RRC, $0.7 million of the cash purchase price was deposited into an escrow account administered by a third party to fund potential post-closing adjustments and obligations. Within 90 days following the RRC Closing Date, NexTech was required to deliver to the Company a closing statement setting forth its determination of net working capital and any resulting net working capital surplus or deficit. During the three months ended March 31, 2025, the working capital adjustments were finalized and the Company received $0.2 million, resulting in a $0.2 million increase in the pre-tax gain on sale.

As of December 31, 2024, the Company estimated the federal taxable gain on sale for PGSC and RRC to be $78.9 million, however, we expect to offset the taxable gain through the utilization of several tax benefits including $50.5 million of our net operating loss carryforwards, $24.3 million of our Section 163(j) interest expense limitation carryforwards, and $1.0 million of our research and development tax credits.

The Company incurred expenses related to its disposition of PGSC and RRC of approximately $7.1 million in the year ended December 31, 2024, which are included in net income from discontinued operations in the consolidated statements of operations.

The accounting requirements for reporting the disposition of PGSC and RRC as discontinued operations were met when the disposition of PGSC was completed and the divestiture of RRC was deemed probable. Accordingly, the historical results of PGSC and RRC have been presented as discontinued operations and, as such, have been excluded from continuing operations for all periods presented.

The following table presents the major categories of income from discontinued operations:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Contract revenue	$ —	$ 66,540	$ 139,109
Contract cost of sales	—	(60,218)	(126,745)
Operating income from discontinued operations	—	6,322	12,364
General and administrative expense	—	(693)	(353)
Other expense, net	—	—	(4)
Gain on sale of discontinued operations	197	81,190	—
Income from discontinued operations before taxes	197	86,819	12,007
Provision for income taxes	—	(1,896)	(140)
Net income from discontinued operations	$ 197	$ 84,923	$ 11,867

In accordance with ASC Topic 205, *Presentation of Financial Statements*, the Company adjusted contract cost of sales to exclude corporate overhead allocated to discontinued operations for all periods presented.

The following table presents select non-cash operating and investing activities related to cash flows from discontinued operations:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Depreciation and amortization	$ —	$ 200	$ 467
Capital expenditures	$ —	$ 233	$ 499
Stock-based compensation	$ —	$ 1,004	$ 136

Note 5 — Leases

A significant portion of the Company's operating lease portfolio includes office space, research and development facilities, IT equipment, and automobiles. The Company's leases have remaining lease terms of one to six years. Substantially all lease expense is presented within general and administrative expense in the consolidated statements of operations and is as follows:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Total lease expense	$ 3,516	$ 2,028	$ 1,698

Supplemental cash flow information related to leases is as follows:

	December 31,	
(in thousands)	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from leases	$ 3,074	$ 1,868
Non-cash amounts included in the measurement of lease liabilities:		
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 2,199	$ 1,973

Supplemental balance sheet information related to leases is as follows:

	December 31,	
	2025	2024
Weighted-average remaining lease term	4.4 years	4.7 years
Weighted-average discount rate	7.2 %	6.4 %

The following table summarizes future lease payments for operating leases at December 31, 2025:

(in thousands)	Operating leases	
2026	$	2,450
2027		1,976
2028		2,018
2029		1,918
2030		1,313
Thereafter		138
Total lease payments		9,813
Less: portion representing imputed interest		(1,479)
Total	$	8,334

Note 6 — Accounts Receivable, Net

At December 31, 2025 and 2024, the Company had current expected credit loss of $5.3 million and $3.4 million, respectively, against accounts receivable. The following table presents changes in the current expected credit loss during the years ended December 31:

(in thousands)	2025		2024	
Beginning balance - January 1	$	3,392	$	1,949
Acquired provisions		—		654
Provisions		4,334		2,596
Write-offs		(2,431)		(1,807)
Ending balance - December 31	$	5,295	$	3,392

Receivables recorded as of December 31, 2025 and 2024 all represent unconditional rights to payments from customers.

Note 7 — Inventories, Net

Inventories are used in the manufacture and service of our hardware products. The components of inventories, net consist of the following:

		December 31,		
(in thousands)		2025		2024
Finished goods	$	18,129	$	13,696
Work in process		242		208
Component parts		8,360		7,450
Service parts		705		507
Inventories, net	$	27,436	$	21,861

At December 31, 2025 and 2024, the Company had excess and obsolescence reserves of $7.6 million and $8.8 million, respectively, against inventories.

Note 8 — Property, Plant and Equipment, Net

The components of property, plant and equipment, net, are:

(in thousands)	December 31, 2025		December 31, 2024	
Land	$	199	$	199
Building and improvements		11,182		11,378
Software		17,395		17,594
Furniture and equipment		21,589		19,293
Construction in process		—		240
		50,365		48,704
Less accumulated depreciation		(37,079)		(34,597)
	$	13,286	$	14,107

The estimated useful lives of buildings and improvements are 15 to 40 years. The estimated useful lives of furniture and equipment range from three to eight years. The estimated useful life on software is three to seven years. Depreciation expense was $4.3 million, $4.0 million, and $2.8 million, for the years ended December 31, 2025, 2024, and 2023, respectively.

Note 9 — Identifiable Intangible Assets and Goodwill

The components of identifiable intangible assets are:

(in thousands)	December 31, 2025		December 31, 2024		Estimated Useful Life	Weighted-Average Amortization Period
Acquired developed technology	$	183,840	$	181,600	3 - 7 years	4.27 years
Internally developed software costs		43,233		42,353	3 years	1.96 years
Customer relationships		119,046		115,910	5 - 15 years	10.00 years
Trade names		3,210		3,210	2 - 8 years	6.55 years
Non-competition agreements		7,230		7,230	1 - 5 years	3.65 years
		356,559		350,303		
Impact of currency translation on intangible assets		(983)		(5,557)		
Less: accumulated amortization		(164,471)		(119,900)		
	$	191,105	$	224,846		
Internally developed software costs not meeting general release threshold		1,065		1,287		
Trademarks, trade names (non-amortizable)		11,200		11,200	Indefinite	
	$	203,370	$	237,333		

Internally developed software costs not meeting general release threshold will be ready for their intended use within the next 12 months. Software costs placed into service during the years ended December 31, 2025 and 2024 were $4.9 million and $7.6 million, respectively. Annual amortization charged to cost of sales is computed using the straight-line method over the remaining estimated economic life of the product, generally three years.

The following table summarizes amortization expense for identifiable intangible assets:

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Amortization of acquired developed technology	$ 25,269	$ 20,500	$ 16,281
Amortization of internally developed software	6,014	4,982	6,167
Amortization of identifiable intangible assets recorded in cost of sales	$ 31,283	$ 25,482	$ 22,448
Amortization expense recorded in operating expenses	$ 13,408	$ 8,452	$ 1,858
Impact of foreign currency translation on intangible assets	$ 1,123	$ 359	$ (909)

The expected future amortization of intangible assets, assuming straight-line amortization of capitalized software development costs and acquisition-related intangibles, excluding software costs not meeting the general release threshold, is as follows:

(in thousands)	
2026	$ 42,267
2027	37,930
2028	26,843
2029	19,213
2030	16,724
Thereafter	48,128
Total	$ 191,105

The following table summarizes changes in the carrying balance of goodwill:

(in thousands)	
Beginning Balance - December 31, 2023	$ 488,918
Stuzo Acquisition	134,112
TASK Group Acquisition	182,042
Delaget Acquisition	97,017
Foreign currency translation	(14,630)
Balance - December 31, 2024	887,459
Delaget Acquisition ASC 805 measurement period adjustment	925
Foreign currency translation	9,651
Ending Balance - December 31, 2025	$ 898,035

Refer to "Note 3 — Acquisitions" for additional information on goodwill recognized in acquisitions. There was no impairment loss related to goodwill in any of the periods presented in the accompanying consolidated financial statements as discussed in further detail in "Note 1 – Summary of Business and Significant Accounting Policies".

Note 10 — Debt

The following table summarizes information about the net carrying amounts of long-term debt as of December 31, 2025:

(in thousands)	2026 Notes	2027 Notes	2030 Notes	Total
Principal amount outstanding	$ 20,000	$ 265,000	$ 115,000	$ 400,000
Unamortized debt issuance cost	(46)	(2,789)	(3,141)	(5,976)
Total long-term debt	19,954	262,211	111,859	394,024
Less: current portion of long-term debt	(19,954)	—	—	(19,954)
Total non-current portion of long-term debt	$ —	$ 262,211	$ 111,859	$ 374,070

The following table summarizes information about the net carrying amounts of long-term debt as of December 31, 2024:

(in thousands)	2026 Notes	2027 Notes	Credit Facility	Total
Principal amount outstanding	$ 20,000	$ 265,000	$ 90,000	$ 375,000
Unamortized debt issuance cost	(178)	(4,210)	(1,066)	(5,454)
Unamortized discount	—	—	(1,191)	(1,191)
Total long-term debt	19,822	260,790	87,743	368,355
Less: current portion of long-term debt	—	—	—	—
Total non-current portion of long-term debt	$ 19,822	$ 260,790	$ 87,743	$ 368,355

Convertible Senior Notes

On February 10, 2020, the Company sold $120.0 million in aggregate principal amount of 2.875% Convertible Senior Notes due 2026. The 2026 Notes were issued pursuant to an indenture, dated February 10, 2020, between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee (the "2026 Indenture"). The 2026 Notes pay interest at a rate equal to 2.875% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning October 15, 2020. Interest accrues on the 2026 Notes from the last date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from February 10, 2020. Unless earlier converted, redeemed or repurchased, the 2026 Notes mature on April 15, 2026.

On September 17, 2021, the Company sold $265.0 million in aggregate principal amount of 1.500% Convertible Senior Notes due 2027. The 2027 Notes were issued pursuant to an indenture, dated September 17, 2021, between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee (the "2027 Indenture" and, together with the 2026 Indenture, the "Indentures"). The 2027 Notes bear interest at a rate of 1.500% per year, which is payable semiannually in arrears on April 15 and October 15 of each year, beginning April 15, 2022. Interest accrues on the 2027 Notes from the last date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from September 17, 2021. Unless earlier converted, redeemed or repurchased, the 2027 Notes mature on October 15, 2027.

Pursuant to privately negotiated agreements dated November 20, 2024, the Company acquired $100.0 million aggregate principal amount of its outstanding 2026 Notes (the "Exchanged Notes") for 2,381,765 shares of the Company's common stock at a closing stock price of $76.06 on November 20, 2024, plus $1.5 million in cash for the payout of fractional shares and third-party fees paid in connection with the conversion (the "Notes Exchange"). Additionally, the Company wrote-off $0.9 million of unamortized debt issuance costs in connection with the Notes Exchange. Furthermore, $4.1 million of the loss represents the difference between the fair value of the original conversion terms and the fair value of the induced conversion terms at the time of settlement. As such, the Notes Exchange resulted in an inducement loss on settlement of convertible notes of $6.6 million, which is recorded as a loss on extinguishment of debt in the Company's consolidated statements of operations. Following the Notes Exchange, an aggregate of $20.0 million principal amount of the 2026 Notes remained outstanding. Refer to "Note 17 – Subsequent Events" for further information on the remaining principal amount outstanding on the 2026 Notes.

On January 24, 2025, the Company completed a private offering of $115.0 million aggregate principal amount of 1.00% Convertible Senior Notes due 2030, which amount includes $15.0 million aggregate principal amount of 2030 Notes issued pursuant to the initial purchaser's exercise of its option to purchase additional 2030 Notes. The 2030 Notes were issued pursuant to an indenture, dated January 24, 2025, between the Company and U.S. Bank Trust Company, National Association, as trustee. The 2030 Notes pay interest at a rate equal to 1.00% per year, payable semiannually in arrears on January 15 and July 15 of each year, beginning July 15, 2025. Interest accrues on the 2030 Notes from the last date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from January 24, 2025. The Company incurred debt issuance costs of $3.9 million related to the offering of the 2030 Notes. Unless earlier converted, redeemed or repurchased, the 2030 Notes mature on January 15, 2030.

The Senior Notes are senior, unsecured obligations of the Company. The Senior Notes are convertible, in whole or in part, at the option of the holder, upon the occurrence of specified events or certain fundamental changes set forth in the Indentures prior to the close of business on the business day immediately preceding October 15, 2025, April 15, 2027, and October 15, 2029, respectively; and, thereafter, at any time until the close of business on the second business day immediately preceding maturity. The 2026 Notes are convertible into Company common stock at an initial conversion rate of 23.2722 shares per $1,000 principal amount, the 2027 Notes are convertible into Company common stock at an initial conversion rate of 12.9870 shares per $1,000 principal amount, and the 2030 Notes are convertible into Company common stock at an initial conversion rate of 10.3089 shares per $1,000 principal amount. Upon conversion, the Company may elect to settle by paying or delivering either solely cash, shares of Company common stock or a combination of cash and shares of Company common stock. The Indentures contain covenants that, among other things, restrict the Company's ability to merge, consolidate or sell, or otherwise dispose of, substantially all of its assets and customary Events of Default (as defined in the Indentures). The Company was in compliance with all covenants as of December 31, 2025.

Credit Facility

In connection with, and to partially fund the TASK Group Acquisition, on July 5, 2024, the Company entered into the Credit Agreement, as the borrower, with certain of its U.S. subsidiaries, as guarantors, the lenders party thereto, Blue Owl Capital Corporation, as administrative agent and collateral agent, and Blue Owl Credit Advisors, LLC, as lead arranger and bookrunner, that provides for a term loan in an initial aggregate principal amount of $90.0 million.

On January 30, 2025, the Company utilized proceeds from its sale of the 2030 Notes to fully repay the $90.0 million aggregate principal amount outstanding under its Credit Facility. As a result of this early repayment, the Company recognized a $5.8 million loss on extinguishment of debt, recorded in the consolidated statement of operations, which primarily consists of the write-off of unamortized debt issuance costs and discount, the payment of prepayment penalties, accrued and unpaid interest, and other related expenses.

The following table summarizes interest expense recognized on long-term debt:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Contractual interest expense	$ 6,351	$ 11,470	$ 7,627
Amortization of debt issuance costs	2,307	2,216	2,205
Amortization of discount	35	216	—
Total interest expense	$ 8,693	$ 13,902	$ 9,832

The cash paid for interest was $5.1 million for the year ended December 31, 2025.

The following table summarizes the future principal payments as of December 31, 2025:

(in thousands)		
2026	$	20,000
2027		265,000
2028		—
2029		—
2030		115,000
Thereafter		—
Total	$	400,000

Note 11 — Common Stock

In January 2025, the Company issued 1,488,669 shares of its common stock related to the Delaget Acquisition. Refer to "Note 3 – Acquisitions" for additional information about the Delaget Acquisition.

In November 2024, the Company issued 2,381,765 shares of its common stock as part of the Notes Exchange related to the exchange of the 2026 Notes. Refer to "Note 10 – Debt" for additional information about the Notes Exchange.

In 2024, Company issued 441,598 and 2,163,393 shares of its common stock related to the Stuzo Acquisition and TASK Group Acquisition, respectively. Refer to "Note 3 – Acquisitions" for additional information about the Stuzo Acquisition and TASK Group Acquisition.

In connection with, and to partially fund the Stuzo Cash Consideration, on March 7, 2024, the Company entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with funds and accounts advised by T. Rowe Price Investment Management, Inc., ADW Capital, Voss Capital, Greenhaven Road Capital, Jane Street, Progeny 3, Fund 1 Investments LLC, Newtyn Capital, Ghisallo Capital Management and Burkehill Global Management (collectively, the "Purchasers") to raise approximately $200 million through a private placement of PAR common stock. Pursuant to the Securities Purchase Agreement, PAR issued and sold 5,174,638 shares of its common stock at a 10% discount to the Purchasers for a gross purchase price of approximately $200 million ($38.65 per share). Net proceeds from the Securities Purchase Agreement were approximately $194.4 million, net of issuance costs of $5.5 million.

On January 2, 2024, the Company entered into a consulting agreement with PAR Act III, LLC ("PAR Act III") pursuant to which PAR Act III provides the Company with strategic consulting, merger and acquisition technology due diligence, and other professional and expert services that may be requested from time to time by the Company's Chief Executive Officer through April 8, 2026. In consideration for the services provided under the consulting agreement, the Company amended its common stock purchase warrant issued to PAR Act III on April 8, 2021 (the "Warrant") to extend the termination date of the Warrant to April 8, 2028, subject to the consulting agreement remaining in effect through April 8, 2026.

The issuance date fair value of the Warrant extension was determined to be $4.5 million based on using the Black-Scholes model with the following assumptions as of January 2, 2024:

	Original Warrant	Modified Warrant
Expected term	2.25 years	4.25 years
Risk free interest rate	4.33 %	3.93 %
Expected volatility	55.01 %	63.39 %
Expected dividend yield	None	None
Fair value (per warrant)	$ 7.36	$ 16.21

In connection with the Company's private placement of its common stock on March 7, 2024 to partially fund the Stuzo Acquisition, an additional 6,312 shares of common stock are available for purchase under the Warrant, increasing the total to 510,287 shares of common stock available for purchase at an exercise price of $74.96 per share.

The Warrant is accounted for as stock-based compensation to non-employees pursuant to ASC Topic 718, *Stock Compensation,* by way of ASC Topic 815, *Derivatives and Hedging*, due to the Warrant extension being in exchange for consulting services. The issuance date fair value of the Warrant extension of $4.5 million will be recognized as stock-based compensation expense ratably over the requisite service period for the Warrant extension ending April 8, 2026.

Note 12 — Stock-Based Compensation

The Company recorded stock-based compensation expense for the years ended December 31, 2025, 2024, and 2023, net of forfeitures and adjustments, in the consolidated statements of operations as follows:

(in thousands)	2025	2024	2023
Cost of sales	$ 1,194	$ 759	$ 942
General and administrative	23,961	19,655	9,199
Sales and marketing	1,333	1,077	1,650
Research and development	4,157	2,996	2,500
Total	$ 30,645	$ 24,487	$ 14,291

As a result of forfeitures of non-vested stock awards prior to the completion of the requisite service period or failure to meet requisite performance targets, the Company recorded a reduction of stock-based compensation expense for the years ended December 31, 2025, 2024, and 2023 of $0.9 million, $0.2 million, and $0.6 million, respectively.

The Company has 6.4 million shares of common stock reserved for stock-based awards under its Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan (the "2015 Plan"). The 2015 Plan provides for the grant of several different forms of stock-based awards including:

• **Stock options** granted under the 2015 Plan, enable the recipient to purchase shares of the Company's common stock which may be incentive stock options or non-qualified stock options. Generally, stock options are nontransferable other than upon death. Stock options generally vest over a one to four year period and expire ten years after the date of the grant. The Compensation Committee has authority to administer the 2015 Plan and determine the material terms of options and other awards under the 2015 Plan.

• **Restricted Stock Awards ("RSA") and Restricted Stock Units ("RSU")** can have service-based and/or performance-based vesting. Grants of RSAs and RSUs with service-based vesting are subject to vesting periods ranging from one to three years. Grants of RSAs and RSUs with performance-based vesting are subject to a vesting period of one to four years and performance targets as defined by the Compensation Committee. These include awards with internal performance targets for which the Company assesses the likelihood of achievement throughout the performance period and recognizes compensation expense associated with its performance awards based on this assessment in accordance with ASC Topic 718, *Stock Compensation*, and awards with market-based performance targets for which compensation expense is recognized over the service period. Other terms and conditions applicable to any RSA or RSU award will be determined by the Compensation Committee and set forth in the agreement relating to that award.

Stock Options

The below tables present information with respect to stock options:

(in thousands, except for exercise price)	Number of Shares	Weighted Average Exercise Price		Aggregate Intrinsic Value	
Outstanding at January 1, 2025	714	$	13.36		
Options granted	134	$	38.70		
Options exercised	(35)	$	13.40		
Options canceled/forfeited	(1)	$	16.99		
Outstanding at December 31, 2025	812	$	17.54	$	15,547
Vested and expected to vest at December 31, 2025	812	$	17.54	$	15,547
Total shares exercisable at December 31, 2025	678	$	13.35	$	15,547

(in thousands, except for grant date fair value)		2025		2024		2023
Option expense recorded for the year ended December 31,	$	138	$	507	$	2,813
Weighted average grant date fair value	$	22.52	$	—	$	—
Total intrinsic value of stock options exercised for the year ended December 31,	$	1,397	$	6,745	$	2,700
Cash received for options exercised	$	466	$	2,235	$	1,069

The fair value of options at the date of the grant was estimated using the Black-Scholes model with the following assumptions for the period ending December 31, 2025:

	2025
Expected option life	6.0 years
Weighted average risk-free interest rate	3.8 %
Weighted average expected volatility	58.9 %
Expected dividend yield	None

For the years ended December 31, 2025, 2024, and 2023, the expected option life was based on the Company's historical experience with similar type options. Expected volatility is based on historic volatility levels of the Company's common stock over the preceding period of time consistent with the expected life. The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero coupon issues with a remaining term equal to the expected life. Stock options outstanding at December 31, 2025 are summarized as follows:

Range of exercise prices	Number outstanding (in thousands)	Weighted average remaining life
$0.73 - $38.70	812	4.94 years

Restricted Stock Units

Current year activity with respect to the Company's non-vested RSUs is as follows:

(in thousands, except weighted average fair value)	Shares	Weighted Average grant-date fair value
Balance at January 1, 2025	1,122	$ 47.21
Granted	542	$ 67.77
Vested	(482)	$ 44.27
Canceled/forfeited	(96)	$ 54.61
Balance at December 31, 2025	1,086	$ 59.59

The below table presents information with respect to RSUs:

(in thousands)	2025	2024	2023
Service-based RSU	$ 19,566	$ 12,723	$ 9,189
Performance-based RSU	8,355	8,969	2,257
Total stock-based compensation expense related to RSUs	$ 27,921	$ 21,692	$ 11,446

The Company determined the achievement of non-market performance based awards to be probable in 2024 and 2023. As of 2025, the Company had no outstanding performance-based awards with non-market performance conditions. Accordingly, a probability assessment was not applicable in 2025.

At December 31, 2025, the aggregate unrecognized compensation cost of equity awards was $47.1 million, which is expected to be recognized as compensation expense in fiscal years 2026 to 2028.

Employee Stock Purchase Plan

In June 2021, the Company's shareholders approved the 2021 Employee Stock Purchase Plan ("ESPP"), through which eligible employees may purchase shares of the Company's common stock at a discount through accumulated payroll deductions. The ESPP became effective on November 1, 2021. Participation in the ESPP by eligible employees of the Company and participating subsidiaries began on December 1, 2023. A total of 330,000 shares of Company common stock are reserved for purchase under the ESPP, subject to adjustment as provided for in the ESPP. As of December 31, 2025, 62,870 shares of common stock were purchased.

Note 13 — Income Taxes

The provision for (benefit from) income taxes consists of:

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Current income tax:			
Federal	$ 18	$ —	$ —
State	(888)	1,357	502
Foreign	3,472	2,361	1,149
	2,602	3,718	1,651
Deferred income tax:			
Federal	952	(5,576)	59
State	534	(707)	138
Foreign	(1,165)	(2,203)	—
	321	(8,486)	197
Provision for (benefit from) income taxes	$ 2,923	$ (4,768)	$ 1,848

The components of net loss before income taxes consist of the following:

(in thousands)	Year Ended December 31,		
	2025	2024	2023
United States	$ (61,393)	$ (77,811)	$ (65,972)
International	(20,342)	(16,867)	(13,799)
Total net loss before income taxes	$ (81,735)	$ (94,678)	$ (79,771)

Applying the updated requirements in ASU 2023-09 on a prospective basis, cash payments made for income taxes, net of refunds, are as follows:

(in thousands)	Year Ended December 31, 2025
Federal	$ —
State and municipal:	
California	498
Maryland	297
New York	617
Other[1]	1,422
Foreign:	
Australia	608
India	561
New Zealand	1,673
Other[1]	87
Income taxes paid, net of refunds	$ 5,763

(1) No other jurisdiction meets the 5% threshold for the separate reporting requirement.

Deferred tax (liabilities) assets are comprised of the following at:

(in thousands)	December 31, 2025	December 31, 2024
Deferred tax liabilities:		
Operating lease assets	$ (1,723)	$ (1,588)
Software development costs	(737)	(2,788)
Intangible assets	(25,480)	(29,776)
481(a) adjustment	(465)	(950)
Depreciation on property, plant and equipment	(2,040)	(1,901)
Partnership basis difference	(6,333)	(4,993)
Gross deferred tax liabilities	(36,778)	(41,996)
Deferred tax assets:		
Allowances for bad debts and inventory	2,713	2,896
Capitalized inventory costs	15	17
Employee benefit accruals	6,116	5,096
Interest expense limitation under section 163 (j)	4,294	2,594
Operating lease liabilities	1,767	1,730
Federal net operating loss carryforward	52,428	29,339
State net operating loss carryforward	13,233	11,020
Foreign net operating loss carryforward	14,956	11,117
Federal and state tax credit carryforwards	16,933	16,435
R&D capitalization	12,527	28,484
Other	953	900
Gross deferred tax assets	125,935	109,628
Less valuation allowance	(106,013)	(85,100)
Non-current net deferred tax liabilities	$ (16,856)	$ (17,468)

The non-current net deferred tax liabilities are included within other long-term liabilities on the Company's consolidated balance sheets. The Company has a federal operating loss carryforward of $249.7 million with an unlimited carryforward period. The Company also has state tax credits of $2.0 million and net operating loss carryforwards that vary by jurisdiction, ranging from zero to $83.3 million, and expire in various tax years through 2045. The Company has foreign net operating loss carryforwards of $60.5 million expiring through 2044 and $24.3 million with an indefinite carryforward period.

In evaluating our ability to recover our deferred tax assets, management considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and results of recent operations. A valuation allowance is required to the extent it is more likely than not that the future benefit associated with certain federal, state, and foreign deferred tax assets including tax loss carryforwards will not be realized.

As of December 31, 2025, management believes that it is more likely than not that the benefit from its deferred tax assets will not be realized except for the estimated amount of future tax associated with indefinite lived intangible assets in certain jurisdictions. In calculating the valuation allowance, the Company was only permitted to use its existing deferred tax liabilities related to its indefinite-lived intangible assets (i.e. "naked credit deferred tax liabilities") as a source of taxable income to support the realization of its existing indefinite-lived deferred tax assets.

As a result of this analysis, management determined that the Company's United States, Switzerland, Australia, and certain Canadian jurisdictions should maintain a full valuation allowance.

No provision is made for certain taxes applicable to the undistributed earnings of the Company's foreign subsidiaries as it is the intention of management to fully utilize those earnings in the operations of foreign subsidiaries.

The Tax Cuts and Jobs Act created a new requirement that certain income earned by foreign subsidiaries, known as global intangible low-tax income ("GILTI"), must be included in the gross income of their U.S. shareholder. The FASB allows an accounting policy election of either recognizing deferred taxes for temporary differences expected to reverse as GILTI in future years or recognizing such taxes as a current-period expense when incurred. The company elected to treat the tax effect of GILTI as a current-period expense when incurred.

In the current year, the income tax provision includes an overall increase in deferred tax assets and a corresponding increase in U.S. valuation allowance of $14.0 million primarily related to the write-off of unamortized research and development costs, resulting in the generation of NOL's. The foreign valuation allowance increased $7.0 million primarily due to increased NOL's in Canada, Switzerland, and Australia and interest disallowance in Australia.

In 2024, the income tax provision included a decrease in deferred tax assets and a corresponding decrease in U.S. valuation allowance of $10.1 million primarily related to the impact of non-deductible stock-based compensation and deferred tax liabilities recorded as a result of the Stuzo Acquisition and Delaget Acquisition. The foreign valuation allowance increased $7.2 million due to increased PAR Ordering NOL's and Australia NOL's acquired in the TASK Group Acquisition, which did not have any impact on tax expense.

In 2023, the income tax provision included an increase in deferred tax assets and a corresponding increase in valuation allowance of $10.8 million related to the capitalization of R&D expenses for tax purposes and an increase in deferred tax assets and corresponding increase in valuation allowance of $3.3 million from foreign net operating loss carryforwards related to the MENU Acquisition.

The Company records the benefits relating to uncertain tax positions only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the position would be sustained upon examination by taxing authorities. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. At December 31, 2025, the Company had no reserve for uncertain tax positions and the Company believes the Company has adequately provided for its tax-related liabilities. The Company is no longer subject to federal income tax audits for years before 2021. The Company's foreign subsidiaries have statutes of limitations ranging from 3 - 5 years. The statute is closed through 2020 for the major jurisdictions of Australia and New Zealand.

The following table presents the required disclosures pursuant to ASU 2023-09 and reconciles the Company's effective tax rate from the U.S. federal statutory tax rate of 21%:

	Year Ended December 31, 2025	
	Amount	Percent
Federal statutory tax rate	$ (17,164)	21.0 %
State taxes, net of federal benefit[1]	(207)	0.2
Tax credits:		
Research and development	(279)	0.3
Foreign tax impacts:		
Australia		
Statutory tax rate difference	(1,516)	1.9
Valuation allowance	5,219	(6.4)
Other	43	(0.1)
Canada		
Prior Year NOL Adjustment	(900)	1.1
Other	1,150	(1.4)
Switzerland		
Statutory tax rate difference	883	(1.1)
Other	601	(0.7)
Other foreign jurisdictions	1,098	(1.3)
Nontaxable or nondeductible expenses:		
Stock based compensation	(1,857)	2.3
Executive compensation	3,831	(4.7)
Other	443	(0.5)
Valuation allowance	11,685	(14.3)
Other	(107)	0.1
Effective tax rate	$ 2,923	(3.6)%

(1) State taxes in New York and Texas comprised greater than 50% of the tax effect in this category.

The following table reconciles the Company's effective tax rate from the U.S. federal statutory tax rate of 21% prior to the adoption of ASU 2023-09:

	Year Ended December 31,	
	2024	2023
Federal statutory tax rate	21.0 %	21.0 %
State taxes, net of federal benefit	(0.5)	(0.7)
Contingent consideration revaluation	0.1	2.4
Nondeductible expenses	(1.4)	(0.2)
Tax credits (including R&D)	2.8	1.5
Foreign income tax rate differential	(3.9)	(4.9)
Stock based compensation	(1.6)	(1.2)
Valuation allowance	(11.0)	(20.1)
Other	(0.5)	(0.1)
Effective tax rate	5.0 %	(2.3)%

The effective income tax rate was (3.6)%, 5.0% and (2.3)% during the years ended December 31, 2025, December 31, 2024, and December 31, 2023, respectively. The decrease in 2025 compared to the statutory tax rate of 21.0% was primarily due to the increase in valuation allowance, stock-based compensation, and the foreign income tax rate differential. The decrease in 2024 and 2023 compared to the statutory tax rate of 21.0% was primarily due to the increase in valuation allowance and the foreign income tax rate differential.

Note 14 — Commitments and Contingencies

Purchase Commitments

As of December 31, 2025, our non-cancellable purchase commitments totaled $65.3 million, consisting of $48.6 million due within the next 12 months and $16.7 million due thereafter. These primarily consist of unconditional purchase commitments for inventory, software licensing, external labor, and third-party cloud services.

Legal Proceedings

From time to time, the Company is party to legal proceedings arising in the ordinary course of business. Based on information currently available, and based on its evaluation of such information, the Company believes the legal proceedings in which it is currently involved are not material or are not likely to result in a material adverse effect on the Company's business, financial condition or results of operations, or cannot currently be estimated.

Note 15 — Segment and Related Information

The Company operates in one segment. Our Chief Executive Officer, who serves as the Company's chief operating decision maker ("CODM"), uses aggregate financial information on a consolidated basis to allocate resources and assess performance. The CODM primarily uses net loss and operating loss to allocate resources and evaluate the Company's overall performance. The CODM uses these measures to compare results to prior periods and during our budgeting and forecasting process to assess profitability and enable decision making. Currently, our CODM does not regularly review or receive discrete asset information.

The following tables present revenues and significant segment expenses:

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Total revenues, net	$ 455,547	$ 349,982	$ 276,714
Less (add):			
Subscription service cost of sales[1]	100,285	70,888	41,414
Hardware cost of sales[1]	81,690	65,486	79,819
Professional service cost of sales[1]	42,973	40,960	42,600
Sales and marketing[1]	47,569	40,613	36,832
General and administrative[1]	90,993	77,272	58,190
Research and development[1]	77,463	64,107	55,701
Depreciation and amortization	35,610	29,455	25,156
Stock-based compensation	30,645	24,487	14,291
Transaction costs	3,682	8,454	2,273
Amortization of identifiable intangible assets	13,408	8,452	1,858
Other segment items[2]	—	(1,095)	(9,700)
Operating loss	$ (68,771)	$ (79,097)	$ (71,720)
Other segment items[3]	(15,690)	74,110	1,968
Net loss	$ (84,461)	$ (4,987)	$ (69,752)

(1) These amounts exclude stock-based compensation expense, depreciation and amortization expense, and transaction costs, which are presented separately as additional significant segment expenses.

(2) Other segment items include adjustment to contingent consideration liability and gain on insurance proceeds. See the consolidated statements of operations for additional information on these amounts.

(3) Other segment items include other (expense) income, net; loss on extinguishment of debt; interest expense, net; (provision for) benefit from income taxes; and net income from discontinued operations. See the consolidated statements of operations for additional information on these amounts.

The following table presents revenues by geographic area based on the location of the customer:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
United States	$ 378,772	$ 306,135	$ 253,115
International	76,775	43,847	23,599
Total	$ 455,547	$ 349,982	$ 276,714

The following table presents long-lived assets, which consist of property, plant, and equipment, net and lease right-of-use assets, by geographic area based on the location of the assets:

	December 31,	
(in thousands)	2025	2024
United States	$ 15,369	$ 18,070
International	6,093	4,258
Total	$ 21,462	$ 22,328

Customers accounting for 10% or more of the Company's total revenues are summarized as follows:

	Year Ended December 31,		
	2025	2024	2023
McDonald's Corporation	21 %	15 %	12 %
Yum! Brands, Inc.	8 %	9 %	13 %
Dairy Queen	7 %	8 %	11 %
All Others	64 %	68 %	64 %
Total	100 %	100 %	100 %

No other customer within "All Others" accounted for 10% or more of the Company's total revenue for the years ended 2025, 2024, and 2023.

Note 16 — Fair Value of Financial Instruments

The Company's financial instruments have been recorded at fair value using available market information and valuation techniques. The fair value hierarchy is based upon three levels of input, which are:

Level 1 − quoted prices in active markets for identical assets or liabilities (observable)

Level 2 − inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in inactive markets, or other inputs that are observable market data for essentially the full term of the asset or liability (observable)

Level 3 − unobservable inputs that are supported by little or no market activity, but are significant to determining the fair value of the asset or liability (unobservable)

The Company's financial instruments primarily consist of cash and cash equivalents, cash held on behalf of customers, short-term investments, and debt instruments. The carrying amounts of cash and cash equivalents, cash held on behalf of customers, and short-term investments as of December 31, 2025 and December 31, 2024 were considered representative of their fair values because of their short term nature and are classified as Level 1 of the fair value hierarchy. Debt instruments are recorded at principal amount net of unamortized debt issuance cost and discount (refer to "Note 10 – Debt" for additional information). The estimated fair value of the 2026 Notes, 2027 Notes, and 2030 Notes at December 31, 2025 was $20.7 million, $260.7 million, and $98.6 million, respectively. The estimated fair value of the 2026 Notes, 2027 Notes, and Credit Facility as of December 31, 2024 was $34.5 million, $305.7 million, and $87.7 million, respectively. As the Credit Facility had a variable interest rate and no equity

component, the book value of the Credit Facility is equal to the fair value. The valuation techniques used to determine the fair values of the Company's long-term debt are classified within Level 2 of the fair value hierarchy as they are derived from broker quotations.

The Company used a Monte Carlo simulation modeling of a discounted cash flow model to determine the fair value of the earn-out liability associated with the MENU Acquisition. Significant inputs used in the simulation are not observable in the market and thus the liability represents a Level 3 fair value measurement as defined in ASC 820. Ultimately, the liability will be equivalent to the amount paid, and the difference between the fair value estimate and amount paid will be recorded in earnings. The amount paid that is less than or equal to the liability on the acquisition date will be reflected as cash used in financing activities in the Company's consolidated statements of cash flows. Any amount paid in excess of the liability on the acquisition date will be reflected as cash used in operating activities.

During 2024, the earn-out period expired with no payment made. As such, the Company recorded a $0.6 million adjustment to decrease the fair value of the contingent consideration liability related to the MENU Acquisition to zero as of December 31, 2024.

The following table presents the changes in the estimated fair values of the Company's liabilities for contingent consideration measured using significant unobservable inputs (Level 3):

(in thousands)	
December 31, 2021	$ —
New contingent consideration	14,200
Change in fair value of contingent consideration	(4,400)
Balance at December 31, 2022	9,800
Change in fair value of contingent consideration	(9,200)
Balance at December 31, 2023	600
Change in fair value of contingent consideration	(600)
Balance at December 31, 2024	$ —

The change in fair value of contingent consideration was recorded within "Adjustment to contingent consideration liability" in the consolidated statements of operations.

The following table provides quantitative information associated with the fair value measurement of the Company's liabilities for contingent consideration:

Contingency Type	Maximum Payout [1] (undiscounted) (in thousands)	Fair Value	Valuation Technique	Unobservable Inputs	Weighted Average or Range
		December 31, 2023			
Revenue based payments	$ 5,600	$ 600	Monte Carlo	Revenue volatility	25.0 %
				Discount rate	11.5 %
				Projected year of payments	2024

[1] Maximum payout as determined by Monte Carlo valuation simulation; the disclosed contingency is not subject to a contractual maximum payout.

Note 17 — Subsequent Events

Pursuant to privately negotiated agreements dated January 14, 2026, on January 23, 2026, the Company acquired approximately $17.1 million aggregate principal amount of its remaining outstanding 2026 Notes (the "Additional Exchanged Notes") in exchange for 485,186 shares of the Company's common stock, plus approximately $134,000 in cash for accrued and unpaid interest on the Additional Exchanged Notes to, but excluding, the closing date (the "Additional Notes Exchange"). The difference between the fair value of the original conversion terms and the fair value of the induced conversion terms at the time of settlement resulted in an

inducement loss on settlement of convertible notes of approximately $3.7 million. Following the Additional Notes Exchange, an aggregate of approximately $2.9 million principal amount of the 2026 Notes remained outstanding.

On January 26, 2026, the Company announced that it had entered into an asset purchase agreement with Cardlytics, Inc. to acquire substantially all of the assets of Bridg, an identity resolution and shopper intelligence platform. The Company will also assume certain liabilities associated with the acquired assets. The consideration for the transaction is expected to consist of shares of the Company's common stock with a purchase price of $27.5 million, subject to purchase price adjustments, with a maximum total purchase price of $30.0 million. The transaction is expected to close during the first quarter of 2026, subject to customary closing conditions.

Item 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) as of December 31, 2025. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Management's Annual Report on Internal Control over Financial Reporting.

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte & Touche LLP, our independent registered public accounting firm, as stated in its report below.

Changes in Internal Control over Financial Reporting.

The Company's internal controls over financial reporting included those inherited from the Delaget Acquisition, which have been evaluated by management and supplemented where deemed appropriate. In its evaluation of changes in our internal control over financial reporting, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, did not identify any other changes that occurred in our internal control over financial reporting during the quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of PAR Technology Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of PAR Technology Corporation and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 26, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Rochester, New York
February 26, 2026

Item 9B.   OTHER INFORMATION

Menar and King Employment Letters

On February 25, 2026, PAR entered into an employment offer letter (the "Menar Employment Letter") with Bryan Menar that sets forth the terms of his continued service as Chief Financial Officer, including base salary, eligibility for short- and long-term incentive compensation, and certain restrictive covenants. Pursuant to the Menar Employment Letter, Mr. Menar's annual base salary is $450,000, he is eligible to earn an annual short-term incentive cash bonus ("STI bonus") equal to 65% of his then base salary, subject to the achievement of annual performance goals established by the Compensation Committee, and Mr. Menar will participate in the Company's long-term incentive program, pursuant to which he will be granted equity or equity-based awards ("LTI Awards") for the fiscal year ending December 31, 2026 representing a total grant date value of $1,800,000. If the Company terminates Mr. Menar's employment without Cause (as such term is defined in the Menar Employment Letter) during the period beginning three months before and ending 18 months after a Change of Control (as such term is defined in the Menar Employment Letter), subject to a release of claims, the Company will pay Mr. Menar, among other things, his annual STI bonus for the fiscal year in which his employment is terminated and continued payment of his annual base salary for 18 months, and his unvested equity awards shall vest as provided for in the Menar Employment Letter.

Additionally, PAR entered into an employment offer letter, dated February 25, 2026 (the "King Employment Letter" and together with the Menar Employment Letter, the "Employment Letters"), with Cathy King that sets forth the terms of her continued service as Chief Legal Officer and Corporate Secretary, including base salary, eligibility for short- and long-term incentive compensation, and certain restrictive covenants. Pursuant to the King Employment Letter, Ms. King's annual base salary is $450,000, she is eligible to earn an annual STI bonus equal to 50% of her then base salary, subject to the achievement of annual performance goals established by the Compensation Committee, and Ms. King will participate in the Company's long-term incentive program, pursuant to which she will be granted LTI Awards for the fiscal year ending December 31, 2026 representing a total grant date value of $1,500,000. If the Company terminates Ms. King's employment without Cause (as such term is defined in the King Employment Letter) during the period beginning three months before and ending 18 months after a Change of Control (as such term is defined in the King Employment Letter), subject to a release of claims, the Company will pay Ms. King, among other things, her annual STI bonus for the fiscal year in which her employment is terminated and continued payment of her annual base salary for 18 months, and her unvested equity awards shall vest as provided in the King Employment Letter.

This summary of the Employment Letters does not purport to be complete and is qualified in its entirety by reference to the Menar Employment Letter and the King Employment Letter, copies of which are attached hereto as Exhibits 10.19 and 10.20, respectively, and are incorporated herein by reference.

Director and Officer Trading Arrangements

None of the Company's directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement", as defined in Item 408 of Regulation S-K, during the three months ended December 31, 2025.

Item 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.


PART III


Item 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be included in our definitive proxy statement for our 2026 Annual Meeting of Shareholders and is incorporated herein by reference as it appears under the headings, "Proposal 1: Election of Directors," "Executive Officers," "Corporate Governance - Code of Conduct," "Corporate Governance - Insider Trading Policy," "Corporate Governance - Committees - Audit Committee" and "Delinquent Section 16(a) Reports."

Item 11.   EXECUTIVE COMPENSATION

The information required by this item will be included in our definitive proxy statement for our 2026 Annual Meeting of Shareholders and is incorporated herein by reference as it appears under the headings, "Director Compensation," "Compensation Discussion and Analysis," "Executive Compensation Tables," and "Pay Versus Performance."

Item 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this item will be included in our definitive proxy statement for our 2026 Annual Meeting of Shareholders and is incorporated herein by reference as it appears under the headings, "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management."

Item 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be included in our definitive proxy statement for our 2026 Annual Meeting of Shareholders and is incorporated herein by reference as it appears under the headings, "Transactions with Related Persons" and "Corporate Governance – Director Independence."

Item 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be included in our definitive proxy statement for our 2026 Annual Meeting of Shareholders and is incorporated herein by reference as it appears under the heading, "Principal Accounting Fees and Services."


PART IV


Item 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements:

PAR's consolidated financial statements and notes thereto are included in "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report.

(a) 2. Financial Statement Schedules

All financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto included in this Annual Report.

(a) 3. Exhibits

		Incorporated by reference into this Annual Report on Form 10-K		
Exhibit Number	**Exhibit Description**	**Form (File No.)**	**Exhibit**	**Date Filed/Furnished**
2.1	Purchase Agreement, dated March 8, 2024, PAR Technology Corporation, ParTech, Inc., the persons identified as Company Sellers on the signature pages thereto, Longshore Capital Fund I, L.P., a Delaware limited partnership, and Longshore Capital Management, LLC, a Delaware limited liability company, in its capacity as the Seller Representative.	Form 8-K (File No. 001-09720)	2.1	3/11/2024
2.2	Scheme Implementation Agreement, dated March 9, 2024, by and between PAR Technology Corporation and TASK Group Holdings Limited.	Form 8-K (File No. 001-09720)	2.2	3/11/2024
2.3	Stock Purchase Agreement, dated June 7, 2024, by and among Booz Allen Hamilton Inc., PAR Government Systems Corporation, and PAR Technology Corporation	Form 8-K (File No. 001-09720)	2.1	6/10/2024
3.1	Restated Certificate of Incorporation, as currently in effect	Form 8-K (File No.001-09720)	3.2	6/3/2025
3.2	Amended and Restated Bylaws, as currently in effect	Form 8-K (File No.001-09720)	3.3	6/3/2025
4.1	Specimen Certificate for shares of common stock	Form S-2 (File No. 333-04077)	4	5/20/1996
4.2	Indenture, dated as of February 10, 2020, between PAR Technology Corporation, as Issuer, and the Bank of New York Mellon Trust Company, N.A., as Trustee	Form 8-K (File No. 001-09720)	4.1	2/10/2020
4.3	Base Indenture, dated as of September 17, 2021, between PAR Technology Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee	Form 8-K (File No. 001-09720)	4.1	9/17/2021
4.4	First Supplemental Indenture, dated as of September 17, 2021, between PAR Technology Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee	Form 8-K (File No. 001-09720)	4.2	9/17/2021
4.5	Indenture, dated as of January 24, 2025, between PAR Technology Corporation, as Issuer, and U.S. Bank Trust Company, National Association, as Trustee	Form 8-K (File No. 001-09720)	4.1	1/24/2025
4.6	Description of Securities	Form 10-K (File No. 001-09720)	4.6	3/3/2025
10.1 ††	PAR Technology Corporation 2015 Equity Incentive Plan	Form S-8 (File No. 333-208063)	4.2	11/16/2015
10.2 ††	PAR Technology Corporation 2015 Equity Incentive Plan Notice of Award (Form)	Form S-8 (File No. 333-208063)	4.3	11/16/2015

<table>
<tr><td></td><td></td><td colspan="3" align="center">Incorporated by reference into this Annual Report on Form 10-K</td></tr>
<tr><td align="center">Exhibit Number</td><td align="center">Exhibit Description</td><td align="center">Form (File No.)</td><td align="center">Exhibit</td><td align="center">Date Filed/Furnished</td></tr>
<tr><td>10.3 ††</td><td>PAR Technology Corporation 2015 Equity Incentive Plan - Grant Notice - Option Award and Option Award Agreement (Form Effective November 2017)</td><td>Form 10-K (File No. 001-09720)</td><td>10.16</td><td>3/16/2018</td></tr>
<tr><td>10.4 ††</td><td>Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan</td><td>Form S-8 (File No. 333-232589)</td><td>99.1</td><td>7/9/2019</td></tr>
<tr><td>10.5 ††</td><td>Form of Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan - Grant Notice - Option Award and Option Award Agreement</td><td>Form 10-Q (File No. 001-09720)</td><td>10.2</td><td>8/7/2019</td></tr>
<tr><td>10.6 ††</td><td>Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan, as amended, June 4, 2020</td><td>Form S-8 (File No. 333-232589)</td><td>99.1</td><td>6/17/2020</td></tr>
<tr><td>10.7 ††</td><td>Amended and Restated PAR Technology Corporation, 2015 Equity Incentive Plan, as amended June 3, 2024</td><td>Form 10-Q (File No. 001-09720)</td><td>10.1</td><td>8/8/2024</td></tr>
<tr><td>10.8 ††</td><td>Form of Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan - Grant Notices - Restricted Stock Unit Award and Restricted Stock Unit Award Agreement</td><td>Form 10-Q (File No. 001-09720)</td><td>10.1</td><td>8/8/2025</td></tr>
<tr><td>10.9 ††</td><td>Form of Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan - Grant Notices - Restricted Stock Unit Award and Restricted Stock Unit Award Agreement</td><td></td><td></td><td>Filed herewith</td></tr>
<tr><td>10.10</td><td>Securities Purchase Agreement, dated April 8, 2021, between PAR Technology Corporation and PAR Act III, LLC</td><td>Form 8-K (File No. 001-09720)</td><td>10.2</td><td>4/8/2021</td></tr>
<tr><td>10.11</td><td>Securities Purchase Agreement, dated April 8, 2021, among PAR Technology Corporation and certain funds and accounts advised by T. Rowe Price Associates, Inc., acting as investment adviser</td><td>Form 8-K (File No. 001-09720)</td><td>10.3</td><td>4/8/2021</td></tr>
<tr><td>10.12</td><td>Registration Rights Agreement, dated April 8, 2021, between PAR Technology Corporation and PAR Act III, LLC</td><td>Form 8-K (File No. 001-09720)</td><td>10.4</td><td>4/8/2021</td></tr>
<tr><td>10.13</td><td>Registration Rights Agreement, dated April 8, 2021, among PAR Technology Corporation and certain funds and accounts advised by T. Rowe Price Associates, Inc., acting as investment adviser</td><td>Form 8-K (File No. 001-09720)</td><td>10.5</td><td>4/8/2021</td></tr>
<tr><td>10.14</td><td>Investor Rights Agreement, dated April 8, 2021, between PAR Technology Corporation and PAR Act III, LLC</td><td>Form 8-K (File No. 001-09720)</td><td>10.6</td><td>4/8/2021</td></tr>
<tr><td>10.15</td><td>Common Stock Purchase Warrant, dated April 8, 2021, in favor of PAR Act III, LLC</td><td>Form 8-K (File No. 001-09720)</td><td>10.7</td><td>4/8/2021</td></tr>
<tr><td>10.16 ††</td><td>Amended and Restated Employment Letter between PAR Technology Corporation and Savneet Singh, dated May 9, 2023</td><td>Form 10-Q (File No. 001-09720)</td><td>10.1</td><td>5/10/2023</td></tr>
<tr><td>10.17 ††</td><td>Amendment to the Amended and Restated Employment Letter between PAR Technology Corporation and Savneet Singh, dated March 25, 2024</td><td>Form 8-K (File No. 001-09720)</td><td>10.1</td><td>3/28/2024</td></tr>
</table>

Incorporated by reference into this Annual Report on Form 10-K

Exhibit Number	Exhibit Description	Form (File No.)	Exhibit	Date Filed/Furnished
10.18 ††	Amendment to the Amended and Restated Employment Letter between PAR Technology Corporation and Savneet Singh, dated December 10, 2025			Filed herewith
10.19 ††	Offer of Employment letter, dated February 25, 2026, to Bryan Menar			Filed herewith
10.20 ††	Offer of Employment letter, dated February 25, 2026, to Cathy King			Filed herewith
10.21	Consulting Agreement, effective as of January 2, 2024, between PAR Technology Corporation and PAR Act III, LLC	Form 8-K (File No. 001-09720)	99.1	1/4/2024
10.22	Amendment No. 1 to Common Stock Purchase Warrant and Registration Rights Agreement, dated January 2, 2024, between PAR Technology Corporation and PAR Act III, LLC	Form 8-K (File No. 001-09720)	99.2	1/4/2024
10.23	Securities Purchase Agreement, dated March 7, 2024, between PAR Technology Corporation and the purchasers identified therein.	Form 8-K (File No. 001-09720)	10.1	3/11/2024
10.24	Registration Rights Agreement, dated March 8, 2024, between PAR Technology Corporation and the purchasers identified therein.	Form 8-K (File No. 001-09720)	10.2	3/11/2024
10.25	Form of Exchange Agreement	Form 8-K (File No. 001-09720)	10.1	11/21/2024
10.26	Form of Exchange Agreement	Form 8-K (File No. 001-09720)	10.1	1/15/2026
19	Insider Trading Policy	Form 10-K (File No. 001-09720)	19	3/3/2025
21	Subsidiaries of PAR Technology Corporation			Filed herewith
23	Consent of Deloitte & Touche LLP			Filed herewith
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended			Filed herewith
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended			Filed herewith
32.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350			Furnished herewith
32.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350			Furnished herewith

		Incorporated by reference into this Annual Report on Form 10-K		
Exhibit Number	**Exhibit Description**	**Form (File No.)**	**Exhibit**	**Date Filed/Furnished**
97	PAR Technology Corporation Clawback and Forfeiture Policy	Form 10-K (File No. 001-09720)	97	2/27/2024
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document			Filed herewith
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document			Filed herewith
101.INS	XBRL Instance Document			Filed herewith
101.LAB	XBRL Taxonomy Extension Label Linkbase Document			Filed herewith
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document			Filed herewith
101.SCH	XBRL Taxonomy Extension Schema Document			Filed herewith
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).			Filed herewith

†† **Indicates management contract or compensatory plan or arrangement.**

Item 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAR TECHNOLOGY CORPORATION

February 26, 2026

/s/ Savneet Singh

Savneet Singh

Chief Executive Officer & President

(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Savneet Singh Savneet Singh	Chief Executive Officer, President & Director (Principal Executive Officer)	February 26, 2026
/s/ Bryan A. Menar Bryan A. Menar	Chief Financial Officer (Principal Financial Officer)	February 26, 2026
/s/ Michael A. Steenberge Michael A. Steenberge	Senior Vice President, Finance & Transformation (Principal Accounting Officer)	February 26, 2026
/s/ Cynthia A. Russo Cynthia A. Russo	Director	February 26, 2026
/s/ Douglas G. Rauch Douglas G. Rauch	Director	February 26, 2026
/s/ James C. Stoffel James C. Stoffel	Director	February 26, 2026
/s/ Keith Pascal Keith Pascal	Director	February 26, 2026
/s/ Linda M. Crawford Linda M. Crawford	Director	February 26, 2026
/s/ Narinder Singh Narinder Singh	Director	February 26, 2026

PAR TECHNOLOGY CORPORATION
PAR TECHNOLOGY PARK, 8383 SENECA TURNPIKE, NEW HARTFORD, NY 13413-4991

Notice of 2026 Annual Meeting of Shareholders

The 2026 annual meeting of shareholders (the "Annual Meeting") of PAR Technology Corporation, a Delaware corporation ("PAR," "Company," "we," "us," or "our"), will be held as follows:



Date and Time	Access	Record Date
Friday, May 29, 2026 10:00 a.m. ET	(Virtual Meeting) Attend and vote via live audio webcast at www.virtualshareholdermeeting.com/PAR2026 Enter your 16-digit control number	Wednesday, April 8, 2026





Items of Business

	Company Proposals	Board Vote Recommendation	See Page
1.	Elect the seven directors named in this proxy statement to serve until the 2027 annual meeting of shareholders.	✓ FOR each nominee	5
2.	Approve the Second Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan (the "Amended 2015 Equity Incentive Plan").	✓ FOR	55
3.	Approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers ("Say-on-Pay Vote").	✓ FOR	62
4.	Ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for its fiscal year ending December 31, 2026.	✓ FOR	63

We may also transact other business that properly comes before the Annual Meeting. The items of business described above will be considered at the Annual Meeting, including at any time and date to which the Annual Meeting may be properly adjourned or postponed.

Attendance

To attend and participate in the Annual Meeting, if you are a registered holder, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials or on your proxy card. If you are a beneficial owner and your shares are registered in the name of a broker, bank, or other nominee and your voting instruction form or Notice of Internet Availability of Proxy Materials indicates that you may vote those shares through the http://www.proxyvote.com website, then you may attend and participate in the Annual Meeting using the 16-digit control number included on that voting instruction form or Notice of Internet Availability of Proxy Materials. Otherwise, beneficial owners should contact their broker, bank, or other nominee (preferably at least five days before the Annual Meeting) and obtain a "legal proxy" to

be able to attend and participate in the Annual Meeting. Shareholders will be able to vote their shares electronically and submit questions during the Annual Meeting.

Voting



Who Can Vote

Shareholders as of our record date, April 8, 2026, are eligible to vote



Voting in Advance of the Annual Meeting

Internet: www.proxyvote.com

Telephone: 1-800-690-6903

Mail: Complete, sign, date and return the proxy card



Voting During the Annual Meeting

www.virtualshareholdermeeting.com/ PAR2026

By Order of the Board of Directors,

Savneet Singh
Chief Executive Officer and President



New Hartford, New York
April 16, 2026

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on Friday, May 29, 2026, at 10:00 a.m., Eastern Time. This Notice of 2026 Annual Meeting of Shareholders, the Proxy Statement, and the 2025 Annual Report on Form 10-K are available at www.proxyvote.com.

Table of Contents

Proxy Statement	1
Proposal 1. Election of Directors	**5**
Corporate Governance	13
Report of the Audit Committee	22
Transactions with Related Persons	23
Executive Officers	24
Security Ownership of Certain Beneficial Owners and Management	25
Director Compensation	28
Compensation Discussion and Analysis	**30**
Compensation Committee Report	43
Executive Compensation Tables	44
Pay Versus Performance	51
Proposal 2. Approval of the Amended 2015 Equity Incentive Plan	**55**
Proposal 3. Non-Binding Advisory Vote to Approve the Compensation of the Company's Named Executive Officers ("Say-on-Pay Vote")	**62**
Proposal 4. Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for Its Fiscal Year Ending December 31, 2026	**63**
Principal Accounting Fees and Services	64
2027 Annual Meeting	65
Appendix A	A-1

Forward-Looking Statements and Website References

This proxy statement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and the Private Securities Litigation Reform Act of 1995. The accuracy of such statements is necessarily subject to risks, uncertainties, and assumptions as to future events that may not prove to be accurate. Statements contained in this proxy statement, other than statements of historical or current facts, including statements about our growth and financial performance, Board of Directors, corporate governance practices, executive compensation programs, use of equity compensation, and corporate responsibility and sustainability related policies and initiatives, are forward-looking statements, and reflect management's current assumptions and expectations and are inherently uncertain. Actual results could differ materially from those contemplated in these forward-looking statements for a variety of reasons. Factors, risks, and uncertainties that could cause our actual results to differ materially from those expressed in or implied by forward-looking statements contained in this proxy statement are discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and our other filings with the Securities and Exchange Commission ("SEC"). We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

The content on the websites referenced herein is not incorporated by reference into this proxy statement or into any of our other filings with the SEC.

2026 Annual Meeting of Shareholders Proxy Statement

The Board of Directors ("Board") of PAR Technology Corporation, a Delaware corporation ("PAR," "Company," "we," "us," or "our"), is soliciting your proxy for use at PAR's 2026 Annual Meeting of Shareholders ("Annual Meeting") to be held on Friday, May 29, 2026, at 10:00 a.m., Eastern Time, virtually by a live audio webcast at www.virtualshareholdermeeting.com/PAR2026.

This proxy statement, accompanying form of proxy, and our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 ("2025 Annual Report"), or Notice of Internet Availability of Proxy Materials ("Notice of Availability") are expected to first be sent or made available on April 16, 2026, to PAR shareholders entitled to notice of and to vote at the Annual Meeting. PAR's principal executive offices are located at PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413.

Information About the Proxy Materials and Voting

Who is entitled to notice and to vote at the Annual Meeting?

Only shareholders of record of PAR common stock at the close of business on April 8, 2026, the record date, are entitled to notice of, and to vote at, the Annual Meeting. On April 8, 2026, there were 41,246,199 shares of common stock outstanding. Each share of common stock is entitled to one vote.

Shareholder of Record; Shares Registered in Your Name.

If on April 8, 2026, your shares were registered directly in your name, then you are a shareholder of record and you may vote on the matters to be voted on at the Annual Meeting. If your proxy is properly executed in time to be voted at the Annual Meeting, the shares represented by your proxy will be voted in accordance with the instructions you provide.

Beneficial Owners; Shares Registered in the Name of a Broker, Bank, or Other Nominee.

If on April 8, 2026, your shares were not registered in your name, but rather in the name of a broker, bank, or other nominee, then you are the beneficial owner of shares held in "street name" and a Notice of Availability is being forwarded to you by that organization, which is considered to be the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker, bank, or other nominee regarding how to vote your shares. You are also invited to attend the Annual Meeting. Beneficial owners whose voting instruction form or Notice of Availability indicates that they may vote their shares through the http://www.proxyvote.com website may attend and participate in the Annual Meeting using the 16-digit control number included on the voting instruction form or Notice of Availability. Otherwise, beneficial owners should contact their broker, bank, or other nominee (preferably at least five days before the Annual Meeting) and obtain a "legal proxy" to be able to attend and participate in the Annual Meeting. If you have any questions about your control number or how to obtain one, please contact the broker, bank, or other nominee that holds your shares.

Participating in the Annual Meeting.

The Annual Meeting will be a completely virtual meeting. The meeting will be conducted by a live audio webcast. To participate in the Annual Meeting, visit www.virtualshareholdermeeting.com/PAR2026 and enter the 16-digit control number included on your Notice of Availability or on your proxy card or voting instruction form, or otherwise provided to you by your broker, bank, or other nominee. You may begin to log into the Annual Meeting platform at 9:45 a.m., Eastern Time, and the Annual Meeting will begin promptly at 10:00 a.m., Eastern Time, on May 29, 2026.

If you wish to submit a question during the Annual Meeting, you may do so on the virtual meeting platform at www.virtualshareholdermeeting.com/PAR2026. We will endeavor to answer as many questions submitted by shareholders as time permits. We reserve the right to exclude questions regarding topics that are not pertinent to meeting matters or company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

How do I vote my shares?

Shareholders of record on April 8, 2026, may vote their shares in advance of the Annual Meeting over the Internet, by telephone, or by mail, and may vote during the Annual Meeting as provided below.

In Advance of the Annual Meeting.

- **By Internet.** You may vote at www.proxyvote.com, 24 hours a day, seven days a week. You will need the 16-digit control number included on your Notice of Availability or on your proxy card or voting instruction form. Votes submitted through the Internet must be received by 11:59 p.m., Eastern Time, on May 28, 2026. If you are a beneficial owner, the availability of online voting may depend on the voting procedures of the organization that holds your shares.

- **By Telephone.** You may vote using a touch-tone telephone by calling 1-800-690-6903, 24 hours a day, seven days a week. You will need the 16-digit control number included on your Notice of Availability or on your proxy card or voting instruction form. Votes submitted by telephone must be received by 11:59 p.m., Eastern Time, on May 28, 2026. If you are a beneficial owner, the availability of phone voting may depend on the voting procedures of the organization that holds your shares.

- **By Mail.** If you received printed proxy materials, you may submit your vote by completing, signing, and dating the proxy card received and returning it in the postage-paid envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717.

During the Annual Meeting.

You may vote during the Annual Meeting by going to www.virtualshareholdermeeting.com/PAR2026. You will need the 16-digit control number included on your Notice of Availability or on your proxy card or voting instruction form or otherwise provided to you by your broker, bank, or other nominee. If you previously voted via the Internet, telephone, or mail, you will not limit your right to vote online at the Annual Meeting.

Can I change my vote after submitting my proxy?

You may change your vote or revoke your proxy at any time prior to the vote at the Annual Meeting.

You may change your vote by: (1) properly granting a new proxy bearing a later date (which automatically revokes an earlier proxy); (2) providing a written notice of revocation to the Corporate Secretary at PAR Technology Corporation, PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413, prior to your shares being voted; or (3) attending the Annual Meeting and voting your shares electronically during the Annual Meeting. Attending the Annual Meeting will not cause your previously granted proxy to be revoked unless you vote again at the Annual Meeting. Your most current vote will be counted.

If you are a beneficial owner of shares registered in the name of a broker, bank, or other nominee, you will need to follow the voting instructions provided to you by your broker, bank, or other nominee as to how you may revoke your proxy and change your vote.

What constitutes a quorum?

A quorum must be present at the Annual Meeting for any business to be conducted. The presence at the Annual Meeting, via live audio webcast or by proxy, of holders of shares having a majority of the voting power of the Company's capital stock issued and outstanding and entitled to vote at the Annual Meeting will constitute a quorum. Both abstentions and broker non-votes will be counted for the purpose of determining the presence of a quorum.

What proposals will be voted on at the Annual Meeting?

How does the Board recommend that I vote and what is the voting requirement for each of the Proposals? What effect will abstentions and broker non-votes have?

Proposal	Board's Recommendation	Voting Options	Votes Required	Effects of Abstentions	Effects of Broker Non-Votes
1 Election of Directors	**FOR** each director nominee named in this proxy statement	• For • Withhold	A plurality of votes cast (the seven (7) director nominees receiving the most "For" votes will be elected)	None	None
2 Approve the Amended 2015 Equity Incentive Plan	**FOR**	• For • Against • Abstain	A vote "For" by a majority of votes cast	None	None
3 Non-binding advisory Say-on-Pay Vote	**FOR**	• For • Against • Abstain	A vote "For" by a majority of votes cast	None	None
4 Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for its fiscal year ending December 31, 2026	**FOR**	• For • Against • Abstain	A vote "For" by a majority of votes cast	None	None (brokers, banks, and other nominees have discretionary authority to vote on this proposal)

Abstentions and Broker Non-Votes.

An "abstention" occurs when a shareholder affirmatively declines to vote on a proposal. A broker non-vote occurs when shares held by a broker, bank, or other nominee in "street name" are not voted with respect to one or more proposals because the nominee did not receive voting instructions from the beneficial owner of the shares on non-routine proposals for which the nominee lacks discretionary voting power to vote the shares. Proposal 4 - Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for its fiscal year ending December 31, 2026, is the only proposal for consideration by shareholders at the Annual Meeting expected to be a "routine" proposal for which brokers, banks, and other nominees are expected to have discretionary authority to vote. Note that whether a proposal is considered routine or non-routine is subject to New York Stock Exchange ("NYSE") rules and final determination by NYSE. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your broker, bank, or other nominee how to vote your shares on all proposals to ensure that your vote is counted.

Director Vote.

Under our Bylaws, directors are elected by a plurality of votes cast. This means that the seven director nominees receiving the highest number of affirmative votes will be elected as directors. You may vote for all the director nominees, withhold authority to vote your shares for all the director nominees, or withhold authority to vote your shares with respect to any one or more of the director nominees. Withholding authority to vote your shares with respect to one or more director nominees will have no effect on the election of those nominees. Broker non-votes will have no effect on the election of the nominees.

What if I return a proxy card but do not make specific choices?

All properly signed proxy cards returned in time to be counted at the Annual Meeting will be voted by the named proxies at the Annual Meeting. Where you have specified how your shares should be voted on a proposal, your shares will be voted in accordance with your instructions; if you properly sign your proxy card, but you do not indicate how your shares should be voted on a proposal, your shares will be voted as the Board recommends. The Board knows of no other business that will be presented for consideration at the Annual Meeting; however, if any other business is properly brought before the Annual Meeting, the individuals named on the proxy card will vote your shares in their discretion on such other business.

What is "householding" and how does it work?

If you are the beneficial owner of shares held in "street name", the broker, bank, or other nominee that holds your shares may deliver a single Notice of 2026 Annual Meeting of Shareholders, proxy statement and 2025 Annual Report, along with individual proxy cards or individual voting instruction forms to any household at which two or more shareholders reside unless contrary instructions have been received from you. This procedure, referred to as householding, reduces the volume of duplicate materials shareholders receive and reduces mailing expenses. Shareholders may revoke their consent to future householding mailings or enroll in householding by contacting Broadridge Financial Solutions by calling 1-866-540-7095, or by writing to Broadridge, 51 Mercedes Way, Edgewood, New York 11717, Attn: Householding Department. If you wish to receive a separate set of proxy materials for this year's Annual Meeting, we will deliver them promptly upon request to Attn: Investor Relations, PAR Technology Corporation, PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413 or (315) 738-0600.

Who is paying for this proxy solicitation?

PAR will bear the cost of soliciting proxies. We will reimburse brokers, banks, and other nominees for reasonable expenses that they incur in sending proxy materials to beneficial owners of our common stock. PAR has engaged Morrow Sodali LLC to assist with the solicitation of proxies. We expect to pay Morrow Sodali LLC a fee of $10,000 plus a reasonable amount to cover expenses. Our directors, officers, and other employees, without additional compensation, may also solicit proxies personally or in writing, by telephone, e-mail, or otherwise.

Proposal 1.
Election of Directors

PAR's Board of Directors is set at seven (7) directors. At the Annual Meeting, shareholders will vote on the seven (7) director nominees named below to serve until the 2027 annual meeting of shareholders and until his or her successor is duly elected and qualified or, earlier, until his or her death, resignation, or removal. All director nominees have been nominated by the Board based on the recommendation of the Nominating and Corporate Governance Committee ("NCGC"). The Board has no reason to believe that any of the director nominees are unable or unwilling to serve, and each director nominee has consented to be named in this proxy statement and to serve if elected. Each director nominee is currently serving as a director of the Company and each director nominee was elected by our shareholders at the 2025 annual meeting of shareholders.

As reflected in the biographies of the director nominees below, our directors bring a diverse mix of highly relevant and complementary experiences, backgrounds, and skills, which facilitates strong oversight of PAR's management and strategy.

Director Nominees

The following provides summary information about the Company's directors, who are also the director nominees.

Name	Age	Director Since	Independent*	Audit	Comp	NCGC
					Board Committees	
Linda M. Crawford	62	2023	✓		Chair	●
Keith E. Pascal	61	2021	✓			
Douglas G. Rauch	74	2017	✓	●		Chair
Cynthia A. Russo	56	2015	✓	Chair, +	●	
Narinder Singh	52	2021	✓		●	●
Savneet Singh *Chief Executive Officer and President, PAR Technology Corporation*	42	2018				
James C. Stoffel *Chairperson of the Board of Directors*	80	2017	✓	●	●	

Audit: Audit Committee   **Comp:** Compensation Committee   **NCGC:** Nominating and Corporate Governance Committee

● Committee Member   + Audit Committee Financial Expert

*   Independence is determined by the listing standards of NYSE and our Corporate Governance Guidelines.

 The Board of Directors unanimously recommends a vote **FOR** the election to the Board of each director nominee.



Savneet Singh

CEO and President,
PAR Technology
Corporation

Director Since: 2018

Age: 42

Committee Memberships:
• None

Business and Other Experience

Mr. Singh joined the Company's Board of Directors in April 2018 and has served as the Chief Executive Officer and President of the Company and President of ParTech, Inc. since March 2019. Mr. Singh previously served as the Interim Chief Executive Officer and President of the Company and Interim President of ParTech, Inc. from December 2018 until March 2019. Since October 2024, Mr. Singh has served as a director of Community Financial System, Inc. (NYSE: CBU), a registered financial holding company, and of its wholly owned subsidiary Community Bank, N.A., and serves on the joint Compensation and Risk Committees. Since June 2018, Mr. Singh has been a partner of CoVenture, LLC, a multi-asset manager with funds in venture capital, direct lending, and crypto currency. From 2017 to 2018, Mr. Singh served as the managing partner of Tera-Holdings, LLC, a holding company of niche software businesses that he co-founded. In 2009, Mr. Singh co-founded GBI, LLC (f/k/a Gold Bullion International, LLC (GBI)), an electronic platform that allows investors to buy, trade and store physical precious metals. During his tenure at GBI, from 2009 to 2017, Mr. Singh served as GBI's chief operating officer, its chief executive officer, and its president.

Key Qualifications

Mr. Singh, as an entrepreneur, investor, and board member, brings valuable expertise in finance, venture capitalism, entrepreneurship, digital technology, and mergers and acquisitions, offering unique insights and strategic perspectives to the Company's business and strategies.

Other Public Company Boards

Current: Community Financial System, Inc. (NYSE: CBU)

Prior:

- CDON AB (Nasdaq Nordic: CDON)
- Blockchain Power Trust (TSXV: BPWR.UN; TEP.DB)
- Sharp Spring, Inc. (Nasdaq: SHSP)
- Osprey Technology Acquisition Corp. (NYSE: SFTW.U)



Linda M. Crawford

Director Since: 2023

Age: 62

Independent

Committee Memberships:
- Compensation (Chair)
- Nominating and Corporate Governance

Business and Other Experience

Since March 2022, Ms. Crawford has acted as an advisor to several private companies. In addition to serving on the Board of PAR, she serves on the Board of Equilar, a private information services firm. She retired from her position as CEO of Helpshift, Inc., a company focused on AI driven customer support solutions for B2C companies, in 2020 following her appointment to that role in 2017. She also served as the Chief Revenue and Customer Officer of Optimizely, Inc., a SaaS company focused on customer experience, from 2016 to 2017. Prior to Optimizely, Ms. Crawford spent nearly a decade at Salesforce in several executive positions, including Executive Vice President and Chief Executive Officer of the Sales Cloud Products division. Prior to Salesforce, Ms. Crawford held executive positions at Siebel Systems, the company credited for creating the CRM industry. Ms. Crawford served as a director of Verint Systems Inc., a provider of customer engagement solutions from June 2021 until its acquisition by Thoma Bravo in November 2025, ChannelAdvisor Corporation, a cloud-based e-commerce software company, from 2021 to 2022, and previously served on the board of Demandware, Inc., a software technology company providing cloud-based unified e-commerce solutions to retailers, which was acquired by Salesforce in 2016.

Key Qualifications

Ms. Crawford brings to the Board extensive experience in key executive positions at leading software companies, including those offering AI and cloud-based solutions, and in employee and customer success, giving her the qualifications and skills to serve as a director.

Other Public Company Boards

Current: None

Prior:

- Verint Systems Inc. (Nasdaq: VRNT)
- ChannelAdvisor Corporation (NYSE: ECOM)
- Demandware, Inc. (NYSE: DWRE)



Keith E. Pascal

Director Since: 2021

Age: 61

Committee Memberships:

• None

Business and Other Experience

Mr. Pascal has served as Vice President and Secretary of Act III Holdings, LLC, a Miami-based investment fund, and of Act III Management LLC, a service company to the restaurant, hospitality, and entertainment industries, since March 2018. In January 2025, Mr. Pascal was appointed to the board of directors of Honest Greens, Barcelona, S.A., a private restaurant chain offering healthy, sustainable and chef-driven food and drinks. In addition, Mr. Pascal is the Founder, and since 2008 has served as President, of 12:51:58 MW LLC, a provider of an enterprise software platform for global restaurant and retail operators. Mr. Pascal served as a director of BJ's Restaurants, Inc., a leading full-service restaurant brand, from May 2020 until June 2023. From January 2015 to March 2018, Mr. Pascal worked for Panera Bread, a chain store of bakery-café fast casual restaurants, where he served as a consultant and was named Chief Concept Officer in November 2017. Mr. Pascal served as CEO of Goji, a developer of high-tech cooking technology, from 2010 to 2012, as the CEO of Torex Retail PLC Hospitality Division from 2006 to 2008 and is the Founder and served as CEO of Savista, a point-of-sale software and business process outsourcing company serving the global restaurant industry, from 1999 to 2006. Mr. Pascal started his career in operations at McDonald's Corporation.

Key Qualifications

Mr. Pascal brings to the Board over 30 years of restaurant operations and senior leadership experience, with both private and public national restaurant chains, and significant experience in the restaurant industry, as both an investor and as a director. He offers valuable financial expertise and public company governance experience from his prior experience as a board member of another public company.

Other Public Company Boards

Current: None

Prior: BJ's Restaurants, Inc. (Nasdaq: BJRI)



Douglas G. Rauch

Director Since: 2017

Age: 74

Independent

Committee Memberships:
- Audit
- Nominating and Corporate Governance (Chair)

Business and Other Experience

Mr. Rauch spent 31 years with Trader Joe's Company, a national chain of neighborhood grocery stores, with the last 14 years as a President until his retirement in June 2008. Mr. Rauch founded and, from June 2015 to December 2025, served as President of Daily Table, an innovative non-profit retail solution to bring affordable nutrition to the food insecure in Boston's inner city. Since January 2014, Mr. Rauch has been engaged as an independent speaker, focusing on helping companies to build cultures of sustainable innovation, strategy, and great customer experiences, through Leading Authorities, Inc. He also previously served as CEO of Conscious Capitalism, Inc., a nonprofit organization, from August 2011 to June 2017, where he continues to serve as director emeritus. Since February 2020, Mr. Rauch has served as a director of Sprouts Farmers Market, Inc. (Nasdaq: SFM), a grocery store offering affordable, fresh, natural and organic products, and Chair of its Audit Committee from February 2020 to December 2024. From October 2009 to October 2019, Mr. Rauch served as a trustee at the Olin College of Engineering, and he serves as a director or an advisory board member of several for profit and non-profit companies.

Key Qualifications

Mr. Rauch brings to the Board extensive knowledge and operational experience in the food service/grocery industry and brings important insights and perspectives on technology solutions to the restaurant and retail space. He has created and led the implementation of key business operational strategies, and offers valuable financial expertise and senior leadership experience, including a strong understanding of employee health and culture issues. He also brings public company governance experience as a member of the board of another public company.

Other Public Company Boards

Current: Sprouts Farmers Market, Inc. (Nasdaq: SFM)

Prior: None



Cynthia A. Russo

Director Since: 2015

Age: 56

Independent

Committee Memberships:
- Audit (Chair)
- Compensation

Business and Other Experience

Ms. Russo has more than 25 years of extensive experience in financial and operations management with global growth SaaS and technology companies. Ms. Russo has served as a director of Verra Mobility Corporation, a provider of smart mobility technology and data intelligence solutions across North America, Europe, Asia, and Australia, since June 2019 and is a member of the Audit and Compensation Committees. Since February 2021, Ms. Russo has served as a director of Verifone, Inc., a private global payments technology and commerce enablement company, where she is the Chair of the Audit Committee. Ms. Russo currently serves as a CFO Operating Partner for K1 Investment Management at three portfolio companies: Simpro Holdings, Inc. (Simpro), a global SaaS platform for field service and trade operations (since November 2023); Panopto, Inc., a global, on-demand AI video learning platform for education institutions and enterprises (since December 2024); and Emporia Holdings, a technology platform supporting the resale industry with inventory and POS solutions (since December 2025). She previously served as CFO Operating Partner for Canvas Solutions, Inc. (GoCanvas), a global SaaS provider of field operations, inspections, and compliance workflows, from September 2023 until the company was sold in June 2024. Ms. Russo served as a director and a member of the Audit and Compensation Committees of UserTesting, Inc., an on-demand human insights platform that enables organizations to improve customer experience, from February 2021 to January 2023, when it was acquired by Thoma Bravo and Sunstone Partners. From March 2021 to September 2022, Ms. Russo served as Interim Chief Financial Officer of Optoro, Inc., a provider of end-to-end reverse logistics technology solutions for retail returns. Ms. Russo previously served as Executive Vice President and Chief Financial Officer of Cvent, Inc. (Nasdaq: CVT), a cloud-based enterprise event management platform, from September 2015 to September 2018. Earlier in her career, Ms. Russo served as Executive Vice President and Chief Financial Officer of MICROS Systems, Inc., a global provider of enterprise information systems for the retail and hospitality industries (Nasdaq: MCRS). During her 19-year tenure at MICROS, she held a series of senior financial leadership roles until the company's acquisition by Oracle in September 2014.

Key Qualifications

Ms. Russo is a certified public accountant and certified internal auditor. Her more than 30-year career in finance and technology provides the Board with substantial expertise in financial reporting, audit oversight, internal controls, and risk management, including cybersecurity. She also brings significant operational leadership experience and public company governance expertise through her service on multiple public company boards.

Other Public Company Boards

Current: Verra Mobility Corporation (Nasdaq: VRRM)

Prior: UserTesting, Inc. (NYSE: USER)



Narinder Singh

Director Since: 2021

Age: 52

Independent

Committee Memberships:
- Compensation
- Nominating and Corporate Governance

Business and Other Experience

Mr. Singh is the Co-Founder of LookDeep Inc., a private advanced computer vision and AI technology hospital healthcare company, and has served as its Chief Executive Officer since March 2019. Mr. Singh was also a Co-Founder and President of Appirio Inc, a pioneer in enterprise cloud computing and the first cloud investment of Salesforce Ventures and Sequoia Capital, and served as a director from September 2006 until its acquisition by Wipro Limited in November 2016. At Appirio, Mr. Singh also led strategy, research and development, and marketing, and served as President of Topcoder, a division of Appirio and a crowdsourcing design, development, and algorithms community with more than one million members. Prior to working at Appirio, Mr. Singh worked at SAP SE, a European multinational software company, in the Office of the CEO as a part of the Corporate Strategy Group from July 2004 to September 2006. While at SAP SE, Mr. Singh led initiatives on sales, maintenance, and competitive strategies. From November 1998 to March 2004, Mr. Singh led research and development, sales, and marketing activity as Vice President and General Manager at webMethods, focusing on integration, BPM, and workflow technologies. Mr. Singh began his career with Accenture (NYSE: ACN) in September 1995 at its Center for Strategic Technology and worked there until November 1998. Mr. Singh also served on the board of trustees of the Sikh Coalition, a non-profit organization, from September 2020 until September 2024.

Key Qualifications

Mr. Singh brings to the Board significant leadership experience in technology and AI, including experience with AI driven software development and the execution of modern, data-driven go-to-market strategies. Mr. Singh also brings financial expertise and a strong understanding of the issues facing both mature and start-up companies in an increasingly digital and AI-enabled landscape. Additionally, Mr. Singh has valuable experience in addressing a variety of complex issues including corporate strategy, organizational structure, governance, transformational change, operational performance improvement, and acquisition integration, often leveraging data and intelligent systems.

Other Public Company Boards

Current: None

Prior: None



James C. Stoffel

Director Since: 2017

Chairperson Since: 2023

Lead Director: 2020-2023

Age: 80

Independent

Committee Memberships:
- Audit
- Compensation

Business and Other Experience

Since 2003 Mr. Stoffel has served as a member of the board of directors of multiple public and private companies and as a senior advisor to private equity companies. From February 2007 to November 2023, Mr. Stoffel served on the board of directors of Aviat Networks, Inc. (Nasdaq: AVNW), a wireless transport and access solutions company, where Mr. Stoffel served as the lead independent director from July 2010 to February 2015; he also chaired the Compensation Committee and served as a member of the Audit and Governance and Nominating Committees. From August 2003 to October 2018, Mr. Stoffel served on the board of directors of Harris Corporation (now L3 Harris Technologies, Inc. (NYSE: LHX)), an advanced defense and technology company, where he was Chairman of the Technology Committee and served as a member of the Compensation and Governance and Corporate Responsibility Committees. In addition, Mr. Stoffel was the co-founder and served as General Partner of Trillium International, a private equity firm focused on restructuring and growth equity investments in software, hardware, and systems technology companies, from March 2011 to December 2018. Through his role at Trillium International, Mr. Stoffel served as the chairman of multiple portfolio companies. From 2006 to 2008, Mr. Stoffel served as Chief Executive Officer of Aster Wireless, a private then-early-stage, fabless semiconductor company. From 1997 to 2005, Mr. Stoffel held various senior executive positions at Eastman Kodak Company, including as Senior Vice President, Chief Technical Officer; director of Research and Development; and Vice President, director Electronic Imaging Products Research and Development. Prior to Eastman Kodak Company, Mr. Stoffel had a 20-year career with Xerox Corporation, serving as Vice President of Corporate Research and Technology; Vice President and General Manager of Advanced Imaging Business Unit; Vice President and Chief Engineer; and other executive positions.

Key Qualifications

Mr. Stoffel brings to the Board extensive senior leadership experience, and more than 25 years of technology expertise. Mr. Stoffel's financial, investment, capital markets, and growth and innovation management expertise and insight, and his extensive public company board experience, provides the Board with valuable perspectives, capabilities, and knowledge critical to strategy, management, and corporate governance.

Other Public Company Boards

Current: None

Prior:

- Aviat Networks, Inc. (Nasdaq: AVNW)
- Harris Corporation (NYSE: HRS, now L3 Harris Technologies, Inc. (NYSE: LHX))

Corporate Governance

Identification and Evaluation of Candidates for Director

The NCGC considers potential director candidates from many sources including shareholders, current directors, management, and others. Regardless of the source of the recommendation, the NCGC evaluates all director candidates in the same manner. In identifying and considering candidates, the NCGC considers the criteria set out in our Corporate Governance Guidelines, which can be found at www.partech.com/investor-relations/. Although the NCGC uses these and other criteria as appropriate to evaluate potential director candidates, other than our Bylaw requirement that directors be at least 21 years of age, the NCGC has no stated minimum qualifications for nominees.

Throughout the year, the NCGC evaluates the mix of experiences, backgrounds, and skills of our directors. It also assesses the Board's overall effectiveness in overseeing the Company strategy, risk management, and management's performance, and considers whether additional skills or perspectives should be added to enhance the Board's capabilities. In evaluating director nominees, the NCGC considers each candidate in the context of establishing a diverse mix of highly relevant and complementary experiences, backgrounds, and skills. This helps ensure that the collective expertise of the Board strengthens its oversight of management, strategy, and risks.

Additionally, the NCGC evaluates whether director nominees satisfy applicable independence requirements for PAR directors and Board committees and reviews their prior board service and corporate governance experience.

Shareholder recommendations of director candidates should be sent to: Nominating and Corporate Governance Committee, c/o Corporate Secretary, PAR Technology Corporation, PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413.

Skills Matrix

To facilitate the evaluation of the Board and potential directors, the NCGC maintains a skills, experience, and attributes matrix that identifies the current and desired expertise, skills, backgrounds, and competencies of the Board in relation to the Company's current and future strategy. Among the areas the NCGC may consider for inclusion in the skills matrix are: industry knowledge (particularly in the technology and/or software industry, with specific experience with the software-as-a-service ("SaaS") business model); financial expertise; experience managing and developing technology; experience with artificial intelligence (AI) and cybersecurity; global markets and international business experience; experience successfully marketing products, entering new markets, and executing on sales strategy; experience implementing and scaling organic and inorganic growth strategies; prior public company board or executive service; and such other areas as the NCGC determines relevant from time to time.

To better understand our Board's composition and strengths, below is a skills matrix highlighting the keys skills, experience, and attributes that each director nominee brings to our Board. The below skills matrix is a summary, and it is not a complete description of all the key skills, experiences, and attributes of each director.

	S. Singh	Crawford	Pascal	Rauch	Russo	N. Singh	Stoffel
Recent AI Experience	✓	✓				✓	
Technology Management & Development	✓	✓	✓			✓	✓
Cybersecurity/Data Privacy					✓	✓	
Corporate Governance Skills							
Strategic Planning	✓	✓	✓	✓	✓	✓	✓
Public Company Board Experience	✓	✓	✓	✓	✓		✓
Senior Leadership	✓	✓	✓	✓	✓	✓	✓
Business Skills							
Marketing/Sales/Customer Engagement	✓	✓	✓	✓	✓	✓	✓
Recent Product Development	✓	✓	✓	✓		✓	
Global Markets/International Business	✓	✓	✓		✓	✓	✓
Government Regulation					✓	✓	✓
Risk Management	✓	✓	✓	✓	✓	✓	✓
Financial Expertise							
Financial Reporting, Accounting & Financial Controls	✓		✓	✓	✓	✓	
Financing & Capital Markets Experience	✓		✓		✓		✓
Company Growth & Scale / M&A	✓	✓	✓	✓	✓	✓	✓
Human Capital Management							
Talent Management and Human Resources	✓		✓	✓	✓	✓	✓
Industry Experience							
Technology, Software & SaaS	✓	✓	✓		✓	✓	✓
Cloud Software	✓	✓			✓	✓	
Restaurant	✓		✓		✓		
Retail	✓			✓	✓		✓
Payments	✓				✓		

Annual Assessment

On at least an annual basis, each director completes an assessment of the Board to determine whether the Board and its committees are functioning effectively. The assessment is designed to capture each director's opinion regarding the Board's composition and performance, and solicits each director's observations, comments, and suggestions for improvements to the Board's composition, function, and effectiveness. The NCGC presents the results of the evaluation to the Board for its review.

Director Independence

The Board has adopted categorical standards designed to assist the Board in assessing director independence. Our director independence standards, which are included in our Corporate Governance Guidelines, are designed to comply with the standards required by NYSE and in some respects are more stringent than the NYSE director independence standards. The Board has determined that each of Linda M. Crawford, Keith E. Pascal, Douglas G. Rauch, Cynthia A. Russo, Narinder Singh, and James C. Stoffel is "independent" as defined under the NYSE listing standards and our director independence standards. In determining that Mr. Pascal was independent, the Board considered Mr. Pascal's role at PAR Act III, LLC and his son Jeremy's non-executive employee role at the Company but determined that neither relationship affects his independence. See the disclosure included in "Transactions With Related Persons" for additional information regarding those relationships. Additionally, all members of the Audit Committee and Compensation Committee have been determined by the Board to satisfy the separate independence requirements under the SEC rules and NYSE listing standards for such committees.

Board Meetings and Attendance

The Board held twelve meetings in 2025. Each director attended at least 75% of the meetings of the Board and the committees on which he or she served during the portion of 2025 for which he or she was a director or committee member. The Company encourages directors to attend the annual meetings of shareholders, but such attendance is not required. All of our directors who served during 2025 attended the 2025 annual meeting of shareholders.

Board Leadership Structure

James C. Stoffel has served as our independent Chairperson of the Board since June 1, 2023. As Chairperson of the Board, Mr. Stoffel presides over all Board meetings, including executive sessions without the presence of management, and is available for consultation and direct communication with shareholders. The Board exercises its oversight responsibilities both directly and through its standing committees, and believes that its role in the oversight of the Company, including its management, strategy, and risks, is facilitated by our current Board leadership structure, with an independent Chairperson as well as our committee structure, as it allows our three standing Board committees to play an active role in the oversight of the actions of management, including with respect to identifying risks and implementing effective risk management policies and controls. The Board also believes that this structure enables our Chief Executive Officer, Savneet Singh, to focus his attention on the Company's business, its operations, and formulating and executing strategy. The Board will continue to evaluate its leadership structure on an ongoing basis and may make changes as appropriate for the Company and its future needs.

Board Oversight of Risk Management

Our Board manages the risk oversight function, with certain areas addressed by our standing committees where such risks are inherent in a committee's purview. Our Audit Committee oversees our guidelines, policies and processes established by management relating to our financial statements, financial reporting processes, and internal audit function and meets regularly with senior management and our independent auditors concerning our financial statements

and financial reporting processes, including our internal control over financial reporting and the effectiveness of such processes and controls. Additionally, the Audit Committee regularly meets with management to discuss and assess management's guidelines and policies with respect to risk assessment and risk management and our major financial risk exposures, including the nature and level of risk appropriate for the Company and management's strategies and mitigation efforts.

Our internal audit team annually facilitates an enterprise risk assessment with management and through this process, management and internal audit identify, aggregate, and assess material risks impacting the Company, including operational, financial, legal and regulatory, human capital, cybersecurity, strategic, and reputational risks. Management and the internal audit team rank each identified risk based on its potential impact on the Company's operations and its likelihood of occurring. The risks are then prioritized based on this ranking, and appropriate risk responses are determined and executed for each significant enterprise risk. The Audit Committee, typically in joint session with the full Board, regularly meets and receives reports from our internal audit, compliance, and legal teams regarding enterprise risk, compliance, legal, and regulatory matters.

The Audit Committee, typically in joint session with the full Board, meets quarterly with our Vice President of Information Security & Privacy, the Vice President of Information Technology, and/or our Chief Technology Officer, who provide updates to it on, among other things, the cybersecurity threat landscape, risk assessments, mitigation plans, notable incidents, the status of projects to strengthen our information security systems, engagement of third parties (e.g., consultants and auditors) and third-party tools, and our employee-training programs. For additional information relating to our cybersecurity risk management program, please refer to "Item 1C. Cybersecurity" of the 2025 Annual Report.

Our NCGC focuses on risks associated with our corporate governance policies and practices, continuity and succession planning, and sustainability and social responsibility matters, and our Compensation Committee focuses on risks related to our compensation policies and programs and oversees our human capital management culture and strategies, including related risks. The Board is aware of each committee's risk oversight activities from joint sessions with the full Board and executive sessions, as well as from periodic briefings by management to the Board on specific material risks or legal developments.

Clawback and Forfeiture Policy

Our Clawback and Forfeiture Policy is designed to advance the Company's commitment to conducting business with integrity and honesty, in compliance with the NYSE listing standards, the SEC rules, and applicable law. The Clawback and Forfeiture Policy has been structured to ensure accountability of our current and former executive officers and Section 16 officers and other employees designated by our Compensation Committee, and provides for, among other remedies, the clawback of equity and cash incentive compensation paid or payable to covered officers in the event of a "Big R" accounting restatement or a "little r" accounting restatement. Please refer to the discussion of our Clawback and Forfeiture Policy provided below under "Compensation Discussion and Analysis".

Insider Trading Policy

Our Insider Trading Policy governs the purchase, sale, and other transactions in our securities by our employees, officers, directors, and other covered persons (collectively, "covered persons"), as well as the Company. We believe our Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as applicable exchange listing standards. For additional information, see our Insider Trading Policy filed as Exhibit 19 to our 2025 Annual Report.

Anti-Hedging and Pledging Policy

Hedging and monetization transactions by covered persons in our securities are prohibited by our Insider Trading Policy. Our Insider Trading Policy also prohibits covered persons from holding our securities in margin accounts or otherwise pledging our securities as collateral for loans.

Code of Conduct

Our Code of Conduct (the "Code of Conduct") applies to all our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer, other senior financial officers, and other executive officers. The Code of Conduct is posted on our website at www.partech.com/investor-relations/. Any substantive amendments to certain provisions of the Code of Conduct or waivers granted to our directors, Chief Executive Officer, Chief Financial Officer, other senior financial officers, or other executive officers that require disclosure under the NYSE and/or SEC rules will be disclosed by posting on our website within four business days following the date of the amendment or waiver.

Corporate Governance Guidelines

Our Corporate Governance Guidelines are posted on our website at www.partech.com/investor-relations/. Our Board believes these guidelines are consistent with our values and promote the effective functioning of our Board, its committees, and the Company. The guidelines are reviewed no less frequently than annually by the NCGC and the Board and, to the extent deemed appropriate in light of emerging practices, revised accordingly, upon approval by the Board.

Communication with the Board

Interested parties may send written communication to the Board as a group, the independent directors as a group, the Chairperson of the Board (James C. Stoffel), or to any individual director by sending the communication c/o Corporate Secretary, PAR Technology Corporation, PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413. Upon receipt, the communication will be delivered to the Board Chairperson or to the independent directors as a group. If the communication is addressed to an individual director, the communication will be delivered to that director. All communications regarding financial accounting, internal controls, audits, and related matters will be referred to the Audit Committee. Interested parties may communicate anonymously if they so desire.

Committees

The standing committees of the Board are the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. Each committee operates under a written charter that has been approved by the Board. Current copies of each committee's charter are posted on our website at www.partech.com/investor-relations/.

Audit Committee

Members

Cynthia A. Russo (Chair)

Douglas G. Rauch

James C. Stoffel

Our Audit Committee consists entirely of directors who meet the NYSE independence requirements and the NYSE audit committee additional composition requirements.

The Board has determined that Cynthia Russo is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K of the Exchange Act.

Meetings in 2025: 8

Principal Responsibilities:

Our Audit Committee assists the Board in its oversight of the integrity of our financial statements, the qualifications and independence of our registered public accounting firm (our "independent auditor"), the performance of our internal audit function and our independent auditor, and our compliance with legal and regulatory requirements. The Audit Committee's primary responsibilities include:

- Direct oversight of our independent auditor, including appointment, compensation, evaluation, retention, work product, and pre-approval of the scope and fees of the annual audit and any other services, including review, attestation, and non-audit services;
- Reviewing and discussing with management, our senior internal auditing executive, and our independent auditor, internal audit's responsibilities, budget, staffing, and annual internal audit plan, including any recommended changes in the planned scope;
- Discussing with management our major financial risk exposures and the steps management has taken to monitor and control such exposures, including our risk assessment and risk management policies;
- Reviewing and discussing our quarterly and annual financial statements and earnings releases with management and our independent auditor;
- Recommending to the Board that our annual financial statements be included in our periodic reports filed with the SEC;
- Reviewing and discussing with management and the independent auditor any major issues as to the adequacy of our internal controls; and
- Overseeing related party transactions.

Compensation Committee

Members

Linda M. Crawford (Chair)

Cynthia A. Russo

Narinder Singh

James C. Stoffel

Our Compensation Committee consists entirely of directors who meet the NYSE independence requirements, including the additional independence requirements specific to compensation committee members.

All members of the Compensation Committee qualify as "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act.

Meetings in 2025: 8

Principal Responsibilities:

The Compensation Committee oversees and administers our executive compensation programs. The Compensation Committee is also charged with overseeing the Company's human capital management strategies and policies. The Compensation Committee's primary responsibilities include:

- Reviewing and approving the Company's compensation strategy and practices with respect to our CEO and other executive officers;
- Reviewing and approving the goals and objectives relevant to our CEO's compensation, evaluating the CEO's performance, and determining and approving our CEO's compensation, including incentive compensation;
- Overseeing the administration of our compensatory plans and making recommendations to the Board regarding amendments to existing plans or the adoption of new compensation plans;
- Overseeing and administering the Company's Clawback and Forfeiture Policy; and
- Reviewing and recommending to the Board the compensation of our non-employee directors.

The Compensation Committee has the authority to retain, oversee and compensate third party compensation consultants, legal counsel, or other advisers to assist the Committee in fulfilling its responsibilities. The Compensation Committee engaged Frederic W. Cook & Co., Inc. ("FW Cook") as its compensation consultant to assist it in recommending the form and amount of executive and non-employee director compensation for 2025. Among other things, with respect to our 2025 compensation programs, the Compensation Committee asked FW Cook to:

- Perform an assessment as to the competitiveness of our executive compensation including total cash compensation (base salary and short-term incentive compensation (cash bonus)) and equity compensation (including structural considerations, equity components and performance matrices), relative to our peer group and broader survey data;
- Review and recommend updates to our peer group;
- Provide legislative and regulatory updates, including compensation trends;
- Review and provide guidance on the Compensation Discussion and Analysis and proxy advisor reports;
- Provide guidance on shareholder outreach; and
- Provide guidance on the Company's human capital strategy.

Prior to engaging FW Cook, the Compensation Committee considered information relevant to confirm FW Cook's independence from the Board and management. Additional information regarding the services provided by FW Cook with respect to our 2025 compensation programs can be found below under "Compensation Discussion and Analysis – Process for Setting Executive Compensation – Role of Compensation Consultant".

Nominating and Corporate Governance Committee

Members

Douglas G. Rauch (Chair)

Linda M. Crawford

Narinder Singh

Our NCGC consists entirely of directors who meet the NYSE independence requirements.

Meetings in 2025: 6

Principal Responsibilities

The Nominating and Corporate Governance Committee reviews the composition of the Board and identifies potential new candidates for director. The NCGC also oversees the Company's policies, activities, opportunities, and other initiatives relating to sustainability and social responsibility in the context of the Company's business. The NCGC's primary responsibilities include:

- Regularly reviewing the size and composition of the Board and Board committees;
- Identifying and recommending qualified director candidates to the Board;
- Evaluating director qualifications, independence, and performance;
- Conducting a performance evaluation of the Board to determine whether it and its committees are functioning effectively; and
- Developing and periodically reviewing our Code of Conduct and Corporate Governance Guidelines.

Corporate Responsibility and Sustainability

Annually we produce our Sustainability Report, the most recent of which is available at www.partech.com/sustainability-at-par/. Our Board, as a whole and through its committees, works with our management to oversee our sustainability initiatives and business practices. Our NCGC oversees our sustainability practices and policies and receives updates about our current and contemplated initiatives from PAR management, our Compensation Committee oversees the Company's strategies and policies related to human capital management, and our Audit Committee is responsible for the oversight of our exposure to cybersecurity risks and the steps management takes to monitor and control such exposures. Certain 2025 highlights of our core pillars, Responsible Business Practices, People & Culture, Data Responsibility, and Environmental Stewardship, are provided in the table below:

Core Sustainability Pillars	Sustainability Strategy	Highlights of our Sustainability Practices and Initiatives
Responsible Business Practices	We endeavor to promote sound governance and compliance, responsible business practices, and the highest standards of ethics to help us achieve business success and enhance long-term shareholder value.	We maintain the following policies and resources to promote responsible business practices: • A Code of Conduct and Compliance Handbook for our directors, officers, and employees; • A global 24/7 access to anonymous reporting of violations of our Code of Conduct, Compliance Handbook, or any law, rule, or regulation; and • Supplier Code of Conduct.

Core Sustainability Pillars	Sustainability Strategy	Highlights of our Sustainability Practices and Initiatives
People & Culture	We aim to create a safe environment where our employees enjoy and thrive at work each day to support our customers and grow our business.	Our people are one of our most important assets. The impact of our employee-first strategy is highlighted by the employer awards we received in 2025, including Inc Best Workplaces 2025 (HR).
Data Responsibility	We strive to earn our customers' trust each day by working to keep their valued customer data safe and responsibly managing our security and privacy governance and protocols to promote data protection.	We use various internal organizational cybersecurity and privacy safeguards, controls and procedures for the discovery, identification, classification, assessment, and management of cybersecurity incidents and risks, including: • Endpoint and cloud threat detection and response systems, • Network application and API security services, • Cloud security posture management solutions, • Enterprise data loss prevention and governance services, • Cloud-native security scanners, and • Source code analysis tooling.
Environmental Stewardship	We strive to minimize the environmental impact of our operational footprint through energy-efficient and eco-friendly sustainable business practices.	We have continued to adopt eco-friendly business practices, including: • Regular e-waste recycling; • Data center outsourcing to reduce carbon footprint; and • Reduced shipments and packaging material through product selection and supplier collaboration. Additionally, our Supplier Code of Conduct requires compliance with U.S. laws and regulations regarding conflict minerals sourcing.

Report of the Audit Committee

To the Board of Directors of PAR Technology Corporation:

The Audit Committee is responsible for appointing the Company's independent registered public accounting firm. For the fiscal year ended December 31, 2025, Deloitte & Touche LLP served as the Company's independent registered public accounting firm. With respect to the Company's financial reporting process, management is responsible for establishing and maintaining internal controls and preparing the Company's consolidated financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"). The responsibility for auditing the Company's consolidated financial statements and providing an opinion as to whether the Company's consolidated financial statements fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Company in conformity with U.S. GAAP rests with Deloitte & Touche LLP, as the Company's independent registered public accounting firm. It is the responsibility of the Audit Committee to oversee these activities. It is not the responsibility of the Audit Committee to prepare or certify the Company's financial statements. These are the fundamental responsibilities of management.

In the performance of its oversight function, the Audit Committee reviewed and discussed the Company's audited financial statements for the fiscal year ended December 31, 2025, with the Company's management and Deloitte & Touche LLP. In addition, the Audit Committee discussed with Deloitte & Touche LLP, with and without management present, Deloitte & Touche LLP's evaluation of the overall quality of the Company's financial reporting. The Audit Committee also discussed with Deloitte & Touche LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Securities and Exchange Commission. The Audit Committee also received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the Audit Committee concerning independence and discussed with Deloitte & Touche LLP its independence.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Audit Committee

Cynthia A. Russo (Chair)
Douglas G. Rauch
James C. Stoffel

Transactions With Related Persons

The Board of Directors has adopted a written "Related Party Transactions Policy & Procedure" ("Policy"), which provides that the Company will only enter into a related party transaction, when the Board, acting through the Audit Committee, determines that the transaction is not inconsistent with the interests of the Company and its shareholders. Pursuant to the Policy, the Audit Committee reviews and either approves or disapproves all transactions, arrangements, or relationships in which the Company or any of its subsidiaries (i) was, is or is to be a participant, and (ii) in which a director, director nominee, executive officer, a person who beneficially owns more than 5% of the Company's common stock, or any immediate family member of any of the foregoing persons (a "related person"), has or will have a direct or indirect interest.

Under the Policy, the following related party transactions are deemed to be pre-approved by the Audit Committee: (i) compensation paid to a director if the compensation is required to be reported in the Company's proxy statement; (ii) employment of an executive officer if the related compensation is required to be reported in the Company's proxy statement, or the executive officer is not an immediate family member of another executive officer or director, the related compensation is required to be reported in the Company's proxy statement and the Compensation Committee approved (or recommended the approval of) the related compensation; and (iii) any ordinary course and arms-length transaction with a related person in which the amount of the transaction involved does not exceed $50,000.

Consulting Agreement with PAR Act III & Warrant Amendment

On January 2, 2024 the Company entered into a consulting agreement (the "Consulting Agreement") with PAR Act III, LLC ("PAR Act III") pursuant to which PAR Act III provided the Company with strategic consulting, M&A technology due diligence, and other professional and expert services, as requested from time to time by the Company's Chief Executive Officer. In consideration for the consulting services, the Company amended its common stock purchase warrant issued to PAR Act III on April 8, 2021, to extend the termination date of the warrant to April 8, 2028, provided the Consulting Agreement remained in effect until 5:00 pm on April 8, 2026, which it did. The Consulting Agreement then terminated in accordance with its terms.

The warrant provides PAR Act III the right to purchase 510,287 shares of Company common stock at an exercise price of $74.96 per share. The warrant provides for adjustments to reduce the exercise price and increase the number of shares covered by the warrant for certain issuances of common stock by the Company at a price less than the daily volume weighted average price immediately prior to such issuance. As of January 2, 2024 (the effective date of the Consulting Agreement), the fair market value of the warrant was $8.2 million. The warrant remains unexercised. Keith E. Pascal, a director of the Company, serves as the vice president and secretary of PAR Act III and holds a 0.1% ownership interest in PAR Act III and a 2.5% time-based profits interests, of which two thirds is currently vested.

Jeremy Pascal

Jeremy Pascal, son of Keith E. Pascal, a director of the Company, is a non-executive employee of the Company. From January 1, 2025, through the date of this proxy statement, his total compensation was approximately $169,300, inclusive of base salary, a cash bonus, and the value of certain employee benefits. His compensation is consistent with the total compensation provided to other employees of the same level with similar responsibilities.

Executive Officers

The following sets forth certain information regarding our current executive officers as of April 8, 2026:

Name	Age	Title
Savneet Singh	42	Chief Executive Officer and President
Bryan A. Menar	50	Chief Financial Officer
Elizabeth M. Codner	51	Chief Human Resources Officer
Cathy A. King	63	Chief Legal Officer and Corporate Secretary
Oliver Ostertag	37	President, Growth Platforms and AI

Information about Mr. Singh can be found under "Proposal 1. Election of Directors".

Mr. Menar has served as Chief Financial Officer since January 2017. Mr. Menar also served as the Company's Chief Accounting Officer until March 1, 2023. Prior to joining PAR, Mr. Menar served as Vice President, Financial Planning & Analysis (FP&A) for Chobani, LLC, where he led the financial planning and analysis team and was responsible for all corporate financial analysis including forecasting, budgeting, business reviews, and financial presentations for both internal and external stakeholders and partners. Mr. Menar has also held senior finance level roles at JC Jones & Associates, Goldman Sachs & Co., and Ernst & Young LLP. Mr. Menar holds a BS in Accounting and Economics from Le Moyne College and an MBA in Finance from The Stern Business School at NYU.

Ms. Codner has served as Chief Human Resources Officer since July 2025. From September 2023 to November 2024, Ms. Codner was Chief People Officer of Form Energy, an private clean energy technology company, and, from July 2019 until September 2023, she served as Chief People Officer of Eat'n Park Hospitality Group; in both roles she was responsible for leading all human resources functions, including talent, total rewards, payroll, employee relations, HR operations, and people systems. Ms. Codner holds a Bachelor of Arts from Penn State University and a Master of Public Management from Carnegie Mellon University.

Ms. King has served as Chief Legal Officer since February 2023 and Corporate Secretary since July 2016. From July 2016 to February 2023, Ms. King served as Vice President, General Counsel. Prior to joining PAR, Ms. King held several lead counsel roles including Vice President, General Counsel & Corporate Secretary of Chobani Global Holdings, LLC, where she oversaw all legal affairs of the company, including advising management and the board on commercial and strategic transactions, regulatory and litigation matters, and corporate governance. Earlier in her career, Ms. King practiced law and was a member of Bond Schoeneck & King, PLLC and Harris Beach, PLLC. Ms. King holds a JD from Syracuse University College of Law and a BA in Economics and Labor Relations from SUNY Potsdam.

Mr. Ostertag has served as President, Growth Platforms and AI since March 2026. From October 2022 to March 2026, Mr. Ostertag served as GM, Operator Cloud, from January 2022 to October 2022, he served as GM, Brink, and, from April 2021 to December 2021, he served as Senior Director, Business Operations. Before assuming those roles, Mr. Ostertag served in roles covering international operations and development at PAR. Mr. Ostertag has an undergraduate degree in History from Brown University, a JD from the University of Pennsylvania Law School, and an MBA from the Kellogg School of Management at Northwestern University.

Security Ownership of Certain Beneficial Owners and Management

Stock Ownership of Directors, Director Nominees and Officers

The shares of PAR common stock beneficially owned by our directors, director nominees, named executive officers, directors and executive officers as a group, and the holders of more than 5% of PAR's outstanding common stock as of April 8, 2026, are set forth below. On April 8, 2026, there were 41,246,199 shares of common stock outstanding. Under the rules of the SEC, a person's beneficial ownership of PAR common stock includes shares of common stock as to which the person has sole or shared voting or dispositive power and shares which the person has the right to acquire within 60 days of determination, including through the exercise of stock options or the vesting/settlement of restricted stock units payable in shares of PAR common stock. Except as otherwise indicated, the information provided in the tables below is based on our records, information filed with the SEC, and information provided to PAR.

The following table sets forth the beneficial ownership of our common stock as of April 8, 2026, by all directors and director nominees, each of the named executive officers listed in the Summary Compensation Table, and our directors and executive officers as a group. Unless otherwise indicated, each person has sole voting and dispositive power with respect to the shares of common stock beneficially owned, subject to community property laws where applicable.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)
Directors and Director Nominees		
Linda M. Crawford	8,110[1]	*%
Keith E. Pascal	17,259[1]	*%
Douglas G. Rauch	14,490[1]	*%
Cynthia A. Russo	51,450[1]	*%
Narinder Singh	15,519[1]	*%
Savneet Singh	See holdings below	See percent below
James C. Stoffel	31,190[1]	*%

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)
Named Executive Officers		
Savneet Singh	660,258[2]	1.6 %
Bryan A. Menar	55,228[3]	*%
Cathy A. King	64,578[4]	*%
Current directors and executive officers as a group (11 persons)	929,911[5]	2.3 %

*   Less than 1%

1.   Includes 2,730 unvested restricted stock units that vest on the earlier of June 12, 2026, and the date of the Annual Meeting.

2.   Includes 575,000 shares subject to a currently exercisable stock option or a stock option that will be exercisable within 60 days. Excludes shares owned by SS2018 LLC, a Delaware limited liability company ("SS2018"), because Mr. Singh no longer has ownership of SS2018, is no longer a manager of SS2018, and no longer has influence or control over SS2018. Excludes all 122,539 RSUs and all PRSUs, as none vest within 60 days.

3.   Includes 15,070 shares subject to a currently exercisable stock option or a stock option that will be exercisable within 60 days. Excludes all 23,099 RSUs, as none vest within 60 days.

4.   Includes 29,530 shares subject to a currently exercisable stock option or a stock option that will be exercisable within 60 days. Excludes all 21,578 RSUs, as none vest within 60 days.

5.   Includes 619,600 shares subject to currently exercisable stock options or stock options that will be exercisable within 60 days and 16,380 unvested restricted stock units that vest on the earlier of June 12, 2026, and the date of the Annual Meeting.

Stock Ownership of Certain Beneficial Owners

The following table provides information regarding the beneficial ownership of each person known by us to beneficially own more than 5% of PAR common stock as of April 8, 2026 (percent of class is calculated based on the shares outstanding as of April 8, 2026).

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)
Voss Capital, LP 3773 Richmond, Suite 500 Houston, Texas 77046	5,426,600[1]	13.2 %
Capital Research Global Investors 333 South Hope Street 55th Fl Los Angeles, California 90071	3,237,004[2]	7.8 %
FMR LLC 245 Summer Street Boston, Massachusetts 02210	2,879,543[3]	7.0 %
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	2,846,749[4]	6.9 %
T. Rowe Price Investment Management, Inc. 1307 Point Street Baltimore, Maryland 21231	2,612,424[5]	6.3 %

1. Voss Value Master Fund, L.P., a Cayman Islands limited partnership ("Voss Value Master Fund"), has sole voting power and sole dispositive power with respect to 845,000 shares; Voss Value-Oriented Special Situations Fund, L.P., a Delaware limited partnership ("Voss Value-Oriented Special Situations Fund"), has sole voting power and sole dispositive power with respect to 145,100 shares; Voss Advisors GP, LLC, a Texas limited liability company ("Voss GP"), as the general partner of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, has sole voting power and sole dispositive power with respect to 990,100 shares; Voss Capital, L.P., a Texas limited partnership ("Voss Capital"), as the investment manager of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and certain separately managed accounts (the "Voss Managed Accounts"), has sole voting power and sole dispositive power with respect to 4,451,600 shares and shared voting power and shared dispositive power with respect to 975,000 shares; and Travis W. Cocke (together with the Voss Value Master Fund, Voss Value-Oriented Special Situations Fund, Voss GP and Voss Capital, the "Voss Group"), as managing member of Voss GP and Voss Capital, has sole voting power and sole dispositive power with respect to 4,451,600 and shared voting power and shared dispositive power with respect to 975,000 shares. This information has been obtained from a Schedule 13D filed jointly by the Voss Group with the SEC on March 4, 2026.

2. Capital Research Global Investors has sole voting power and sole dispositive power with respect to 3,237,004 shares. This information has been obtained from a Schedule 13G/A filed by Capital Research Global Investors with the SEC on November 13, 2025.

3. FMR LLC has sole voting power with respect to 2,878,122 shares and sole dispositive power with respect to 2,879,543 shares. Abigail P. Johnson, a Director, the chairman and the chief executive officer of FMR LLC, has sole dispositive power with respect to 2,879,543 shares. This information has been obtained from a Schedule 13G/A jointly filed by FMR LLC and Abigail P. Johnson with the SEC on May 12, 2025.

4. BlackRock, Inc. has sole voting power with respect to 2,798,848 shares and sole dispositive power with respect to 2,846,749 shares. This information has been obtained from a Schedule 13G/A filed by BlackRock, Inc. with the SEC on April 17, 2025.

5. T. Rowe Price Investment Management, Inc. has sole voting power with respect to 2,606,376 shares and sole dispositive power with respect to 2,612,424 shares. This information has been obtained from a Schedule 13G/A filed by T. Rowe Price Investment Management, Inc. with the SEC on April 8, 2026.

Delinquent Section 16(a) Reports

Our directors and officers and the beneficial owners of more than ten percent (10%) of the Company's common stock are required under the Exchange Act to file with the SEC reports of ownership and changes of ownership in the Company's common stock.

Based solely on a review of Section 16 filings filed electronically with the SEC and, as applicable, written representations that no other reports were required, the Company believes that during the fiscal year ended December 31, 2025, our directors and officers and the beneficial owners of more than ten percent (10%) of the Company's common stock filed the required reports under Section 16(a) of the Exchange Act on a timely basis.

Director Compensation

2025 Director Compensation

Compensation for our non-employee directors in 2025 consisted of a mix of cash and equity. Directors who are also our employees do not earn any additional compensation for service as a director.

In June 2025, the Compensation Committee was provided with an analysis of non-employee director compensation, including a review of non-employee director compensation of the 2025 peer group of companies used to evaluate 2025 executive compensation and is described below in "Compensation Discussion and Analysis – Market Data and External Pay Considerations".

Based on the Compensation Committee's review of peer group compensation and other relevant market data, the Compensation Committee recommended to the Board of Directors, and the Board of Directors approved, maintaining the same non-employee director compensation for 2025 as for 2024. For 2025, the non-employee director compensation consisted of the following:

Cash Retainers:	($)
Annual Cash Retainer	40,000
Annual Chairperson Retainer	50,000
Audit Committee Retainers:	
Chair	20,000
Non-Chair Member	10,000
Compensation Committee Retainers:	
Chair	15,000
Non-Chair Member	7,500
Nominating and Corporate Governance Committee Retainers:	
Chair	10,000
Non-Chair Member	5,000
Equity Retainer:	
Target Annual Equity Grant Value	175,000

Cash retainers are paid to our non-employee directors quarterly in arrears. Our non-employee directors do not receive additional fees for Board or committee meeting attendance. However, we do reimburse our non-employee directors for reasonable expenses incurred to attend Board and committee meetings.

For 2025, each non-employee director received an annual award of 2,730 restricted stock units ("RSUs") having a target grant value of $175,000, which vest on the earlier of June 12, 2026, or the date of the Annual Meeting, subject to continued service through that date. The 2025 grants were made under the Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan (the "2015 Equity Incentive Plan").

The 2025 compensation earned by or paid to our non-employee directors was as follows:

Name of Director	Fees Earned or Paid in Cash ($)	Stock Awards ($) [1]	Total ($)
Linda M. Crawford	60,000	173,710	233,710
Keith E. Pascal	40,000	173,710	213,710
Douglas G. Rauch	60,000	173,710	233,710
Cynthia A. Russo	67,500	173,710	241,210
Narinder Singh	52,500	173,710	226,210
James C. Stoffel	107,500	173,710	281,210

1. This column includes the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718") with respect to stock awards made to non-employee directors in 2025, calculated based on the closing price of our common stock on June 12, 2025, of $63.63. The stock price used to determine the number of RSUs granted was the $64.10 closing price of our common stock on June 2, 2025, the date of the first Compensation Committee meeting following the annual meeting of shareholders in 2025, though the actual grant date was June 12, 2025. Each non-employee director had 2,730 unvested RSUs outstanding as of December 31, 2025.

Stock Ownership Guidelines for Non-Employee Directors

Our non-employee directors are required to hold shares of the Company's common stock with a fair market value equal to three times the amount of the annual cash retainer payable to the non-employee director. All (i) shares of common stock owned directly by, or held in trust for the benefit of, a non-employee director or the director's spouse or any minor children that share the same home and (ii) time-vesting restricted stock units, count toward the satisfaction of these requirements. Each of our non-employee directors satisfied these guidelines in 2025. Any new non-employee director would be required to attain such ownership within five years of joining the Board.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes our executive compensation for 2025, including the compensation of our named executive officers ("NEOs"), and illustrates the objectives, elements and philosophy of our executive compensation programs.

Our NEOs for 2025 were:

NEO	Title
Savneet Singh	Chief Executive Officer and President ("CEO")
Bryan A. Menar	Chief Financial Officer
Cathy A. King	Chief Legal Officer and Corporate Secretary

Advisory Vote on Executive Compensation

At our 2025 annual meeting of shareholders (the "2025 Annual Meeting"), we submitted a proposal to our shareholders for a non-binding advisory vote to approve the compensation of our NEOs as disclosed in last year's proxy statement. The proposal received a favorable vote from approximately 79% of the votes cast. We value the perspectives our shareholders express through the annual say-on-pay vote and through our ongoing engagement with the investment community on corporate governance issues.

In advance of the 2025 Annual Meeting, we reached out to 14 institutional shareholders, representing approximately 44% of our outstanding common stock at that time, and offered to address any questions they had, including with respect to our say-on-pay proposal. After receiving the results of the say-on-pay vote at the 2025 Annual Meeting, we contacted seven of our largest institutional holders, collectively holding approximately 21% of our outstanding common stock at that time, and offered to meet with them to review our executive compensation program and its overall design. We actively engaged with the four shareholders who accepted our offer to meet, collectively holding approximately 15% of our outstanding common stock at that time, as well as those shareholders who independently requested meetings. These conversations provided valuable insight into investor priorities and expectations, including with respect to peer group selection and the structure and magnitude of CEO compensation. The Chair of the Compensation Committee, Linda M. Crawford, together with members of management, participated in these conversations and the Compensation Committee carefully considered this feedback as part of its evaluation of executive pay decisions and the continued evolution of our executive compensation program. During these conversation, Ms. Crawford also provided shareholders with insight into the Compensation Committee's philosophy for compensating Mr. Singh for his transformational leadership in repositioning the Company around its high-growth SaaS platform, driving significant expansion of annual recurring revenue ("ARR")—including through strategic acquisition activity—and successfully divesting the legacy Government business. The Compensation Committee has also discussed our executive compensation program design and voting results with FW Cook, its independent compensation consultant, and considers evolving corporate governance perspectives from proxy advisory firms and other market participants as part of its ongoing evaluation of executive compensation practices.

All shareholders we spoke to after the 2025 Annual Meeting raised concerns regarding the grant of special or off-cycle awards, particularly those consisting solely of time-vesting equity, despite the Compensation Committee's view that the one-time award granted to the CEO in December 2024 was essential for retention and consistent with market practice. Consistent with this shareholder feedback, the Compensation Committee did not grant special or off-cycle awards to any of our NEOs and remains committed to avoiding granting such awards or paying discretionary bonuses except in compelling circumstances where they are justified by retention or other critical needs and aligned with long-term shareholder value creation. Additionally, the Compensation Committee made the following changes:

- Beginning in 2025, the Compensation Committee transitioned to CEO equity grants comprising 50% performance vesting RSUs ("PRSUs"), subject to a cumulative three-year performance period and cliff vesting at the end of the performance period, and 50% RSUs vesting annually over three years, reinforcing sustained, long-term value creation while maintaining annual RSU vesting for retention continuity. This PRSU structure represented a change, partially in response to shareholder feedback from prior years, in which the PRSU structure provided for equally weighted one-year, two-year, and three-year performance and vesting periods.

- Beginning in 2026, the Compensation Committee transitioned to equity grants for our other NEOs comprising 25% PRSUs, subject to a cumulative three-year performance period and cliff vesting at the end of the performance period, and 75% RSUs vesting annually over three years, to strengthen long-term alignment with shareholder return for our executive team. This change was also influenced by our discussions with shareholders.

The Compensation Committee and our management team are committed to continued engagement with shareholders to understand their perspectives and to demonstrate the strong alignment between our executive compensation program, on the one hand, and the Company's business strategy, goals, and financial and operating performance, on the other hand.

Compensation Governance Best Practices

We are committed to strong governance practices with respect to our compensation framework. We believe that our practices are consistent with our emphasis on tying executive compensation to the achievement of short-term and long-term performance targets while discouraging excessive risk-taking. The following chart highlights some of our governance practices with respect to executive compensation:

What We Do	What We Do Not Do
✓ Maintain formulaic annual performance-based incentives	X No excise tax gross-ups upon a change-in-control
✓ Maintain a robust clawback policy that allows the Compensation Committee to go beyond SEC requirements and claw-back all incentive-based compensation and any service-based equity awards	X No pledging, hedging, or speculative transactions are permitted by our employees, including our NEOs
✓ Work with an independent compensation consultant that only reports to the Compensation Committee	X No excessive perquisites to our employees, including our NEOs
✓ Allocate time for executive sessions for the Compensation Committee without management present	X No stock option grants with an exercise price less than fair market value on the grant date
✓ Maintain open lines of communication with shareholders	X No re-pricing of underwater stock options
✓ Maintain significant stock ownership guidelines for executives, featuring a 6x salary multiple for our CEO	
✓ Double trigger change-in-control provisions for equity awards	
✓ Align pay with performance by granting a minimum of 25% of long-term incentive compensation in the form of PRSUs (and 50% for our CEO)	

Compensation Objectives

Our executive compensation programs are built to drive creation of shareholder value by linking company and individual performance. The 2025 executive compensation programs were designed to create incentives that are proportional to the financial returns that executives are able to deliver to shareholders through the achievement of short-term and long-term performance targets. To accomplish this, we seek to achieve and maintain the following characteristics within our compensation programs:

- Pay-for-Performance. The majority of executive compensation is variable and comes from our performance-based short-term cash incentive ("STI") and long-term equity incentive ("LTI") programs. The STI and LTI programs are structured to create strong ties between compensation and performance. STI bonuses are tied to the achievement of performance targets linked to established financial measures and behaviors that reinforce our core values of urgency, ownership, delivering outcomes, never settling and winning together. LTI awards seek to incentivize the growth of shareholder value over time.

- Competitive Compensation. We provide compensation opportunities that are competitive with the compensation levels and practices of our peers. Compensation decisions are made by considering company performance, individual leadership performance, and relevant market and peer data. We seek to attract, retain, develop, and incentivize top performers in a highly competitive global market for talent by aligning their interests with the interests of our shareholders.

Process for Setting Executive Compensation

Role of the Compensation Committee and CEO

The Compensation Committee establishes and approves the annual compensation of our NEOs and certain other senior leaders, including the key elements of pay. Our CEO partners with the Compensation Committee to set performance priorities, establish target compensation ranges, and assess the performance of our other NEOs, informed by market data and analysis provided by FW Cook, the Compensation Committee's independent compensation consultant (described below).

Our CEO does not make recommendations regarding his own compensation. At least annually, the Compensation Committee: reviews and approves corporate goals and objectives relevant to the compensation of our CEO; evaluates our CEO's performance in light of those goals and objectives; and based on this evaluation, determines and approves our CEO's compensation (including his cash and equity incentive components). In determining the incentive components of our CEO's compensation, the Compensation Committee considers multiple factors, including: the Company's performance and relative shareholder return; the value of similar incentive awards to chief executive officers at comparable companies; awards that have been given historically to our CEO; and the recommendations of its independent compensation consultant (discussed below).

Role of the Compensation Consultant

The Compensation Committee continued to engage FW Cook as its independent compensation consultant to provide advice and analytical support with respect to executive compensation for 2025. The Compensation Committee requested, and FW Cook conducted, an annual analysis of executive compensation compared to peer company practice and data. The Compensation Committee assessed the independence of FW Cook and concluded that FW Cook maintains the requisite independence, as well as the skills, knowledge, industry expertise, and experience necessary to provide objective and effective advice. FW Cook also has the resources to support a comprehensive approach to executive compensation analysis, program design, and strategy.

During 2025, the Compensation Committee, in conjunction with FW Cook and management, performed a risk assessment of our compensation policies and practices. Our Board and Compensation Committee aim to structure our executive and non-executive compensation programs to incentivize the creation and preservation of shareholder value and discourage excessive or unnecessary risk taking. In evaluating compensation-related risk, the Compensation Committee considered, among other factors: the balance between short-term and long-term incentives; the use of multiple performance metrics in assessing performance and determining payouts under our incentive programs; the presence of caps on incentive award payouts; and the design and scope of our Clawback and Forfeiture Policy.

Market Data and External Pay Considerations

In its oversight of the compensation practices for our CEO and other NEOs, the Compensation Committee reviews industry and peer compensation data specific to comparable technology companies to confirm that executive compensation is within an appropriate competitive range. The Compensation Committee considers this external pay comparison data as a market check on its compensation decisions. The composition of the peer group is reviewed at least annually, with adjustments made as appropriate to maintain comparability and reflect any mergers, acquisitions, or significant changes among the peer group companies.

With input from FW Cook, the Compensation Committee selected a peer group of 20 companies in September 2024 to guide its compensation decisions for 2025 executive compensation based primarily on maintaining a close balance of smaller and larger companies compared to the Company's annual revenues and market capitalization. To achieve this goal, the Compensation Committee prioritized including peer group companies with the following characteristics (based on information available at the time of selection in September 2024):

- Companies in the software, internet, and technology industries, with a focus on SaaS companies primarily focused on cloud-based software and services, with less of an emphasis on hardware;
- Companies with revenues (trailing four quarters) between $300 million and $1.0 billion; and
- Companies with market capitalization between $750 million and $3 billion.

The resulting peer group included significantly fewer hardware companies when compared to the peer groups used by third-party proxy advisor firms, with those proxy advisor peer groups aligning with the Company's GICS code at the time. In 2025, the Company's GICS code changed to 4510 (Software & Services), to more closely reflect the Company's current business. The Compensation Committee also considered FW Cook's assessment of the strength of comparability of a variety of business characteristics, including headcount, operating cash flow, revenue growth, product offerings, end markets, and length of time since initial public offering.

Ten companies that were in the 2024 peer group were not included in the 2025 peer group. Alteryx, Inc., Everbridge, Inc., and Model N, Inc. were excluded because they were acquired and the other seven were primarily excluded because their market capitalizations fell outside of the Compensation Committee's desired range. Thirteen companies were added as peer group companies. The resulting peer group of 20 companies had trailing four quarter revenues ranging from $245 million to $915 million and market capitalizations (on August 30, 2024) between $837 million and $4.47 billion. The peer group resulted in the Company's projected 2024 revenue and market capitalization on August 30, 2024, being very close to the median of the updated peer group, with revenue 6% below the median and market capitalization 1% above the median.

2025 Peer Group

Agilysys Inc.	AvidXchange Holdings, Inc.	E2open Parent Holdings, Inc.
EverCommerce Inc.	Fastly, Inc.	Flywire Corporation
Jamf Holding Corporation	JFrog Limited	LiveRamp Holdings, Inc.
MeridianLink, Inc.	N-able, Inc.	nCino, Inc.
PagerDuty, Inc.	Progress Software Corporation	PROS Holdings, Inc.
Q2 Holdings, Inc.	Sprout Social, Inc.	Verint Systems Inc.
Workiva, Inc.	Zuora Inc.	

With input from FW Cook, in October 2025, the Compensation Committee selected a peer group of 19 companies to guide its compensation decisions going forward, based primarily on maintaining a close balance of smaller and larger companies compared to the Company's annual revenues and market capitalization.

Five companies that were in the 2025 peer group were not included in the 2026 peer group: Zuora Inc. because it was acquired; PROS Holdings, Inc., Sprout Social, Inc., and Verint Systems Inc. because their market capitalizations fell below the Compensation Committee's desired market capitalization range; and JFrog Limited because its market capitalization exceeded the Compensation Committee's desired market capitalization. Four companies were added to the peer group. The resulting peer group of 19 companies had trailing four quarter revenues ranging from $289 million to $940 million and market capitalizations (on September 30, 2025, except as provided for in the below table) between $876 million and $4.82 billion. The Compensation Committee believed that the Company's 2025 analyst consensus revenue at the time of $447 million and its $1.61 billion market capitalization on September 30, 2025, compared reasonably to the peer group ranges.

2026 Peer Group

Agilysys Inc.	Alkami Technology, Inc. ^	AvidXchange Holdings, Inc. •
E2open Parent Holdings, Inc. •	EverCommerce Inc.	Fastly, Inc.
Flywire Corporation	Intapp, Inc. ^	Jamf Holding Corporation
LiveRamp Holdings, Inc.	Marqeta, Inc. ^	MeridianLink, Inc. •
N-able, Inc.	nCino, Inc.	PagerDuty, Inc.
Progress Software Corporation	Q2 Holdings, Inc.	Qualys, Inc.^
Workiva, Inc.		

^ New peers added at October 2025 Compensation Committee meeting.

• Peers that announced acquisition agreements after filing their proxy statements in the spring of 2025. For these companies, market capitalization was measured as of the following dates, each of which was the last trading day prior to the announcement: AvidXchange Holdings, Inc. (May 5, 2025), MeridianLink, Inc. (August 8, 2025), and E2open Parent Holdings, Inc. (May 23, 2025).

Since the selection of the 2026 peer group, the Compensation Committee has continued to monitor and consider the Company's relatively lower market capitalization when compared to the peer group in making compensation decisions. As a result of this consideration, the 2026 LTI awards for our current NEOs are expected to be lower than the 2026 peer group median and the CEO's 2026 equity award is expected to have meaningfully lower grant value than his 2025 equity award.

Executive Compensation

2025 Executive Compensation Programs

The Compensation Committee's actions with respect to our executive compensation programs reflect a deliberative process intended to ensure that the objectives of our compensation programs are based on pay-for-performance principles and designed to attract, retain, and reward top performers within competitive compensation ranges. Decisions regarding 2025 NEO compensation included consideration of each of our NEO's individual experience, expertise, skills, responsibilities, commitment, and current and anticipated sustained contributions to the Company's corporate goals and objectives. The 2025 NEO compensation decisions also considered prior compensation adjustments, prior award accumulation, contractual commitments (if any), and the competitiveness of our 2025 NEO compensation relative to market data.

Base Salary

The Compensation Committee chose to increase each of the NEOs' base salaries in 2025 by 4.0% to maintain salaries at a competitive level and fairly match each NEO's experience, performance, duties, and responsibilities. In making these decisions, the Compensation Committee considered (i) the salary amount relative to peer group data, (ii) its subjective assessment of the NEOs' performance, experience, and breadth of responsibilities, and (iii) balance of cash and equity-based compensation levels. The following sets forth each NEO's base salary for 2025:

NEO	2024 Base Salary ($)	2025 Base Salary ($)[1]	% Increase
Savneet Singh	620,000	645,000	4 %
Bryan A. Menar	416,000	432,640	4 %
Cathy A. King	416,000	432,640	4 %

1. Base salaries were effective February 22, 2025.

Short-Term Incentive Compensation

Each NEO is eligible to receive STI compensation, with annual target awards established by the Compensation Committee at levels intended to provide a competitive short-term incentive opportunity. For 2025, the Compensation Committee determined not to increase the STI target opportunity for any NEOs. In making these decisions, the Compensation Committee considered (i) the total amount of short-term compensation relative to peer group data, and (ii) its subjective assessment of the NEO's performance, experience, and breadth of responsibilities. The following sets forth each NEO's annual STI target for 2025, which were consistent with STI targets for 2024:

NEO	2024 STI target as (% of Base Salary)	2025 STI target as (% of Base Salary)	% Increase
Savneet Singh	100	100	— %
Bryan A. Menar	65	65	— %
Cathy A. King	50	50	— %

The Compensation Committee selected management performance measures for the 2025 STI program that aligned with the Company's corporate goals and objectives, focusing on what the Compensation Committee believed to be the most impactful drivers of shareholder return. The following served as the foundation for measuring our NEOs' performance in 2025, which remained the same as the measures used for our 2024 STI program, except that Non-GAAP Adjusted EBITDA was weighted 50% for all NEOs, reflecting the divestiture of our Government segment in 2024:

Financial Measure	Rationale	Weighting
ARR[1]	A key performance indicator that enables the measurement of the financial progress of the Company.	50%
Non-GAAP Adjusted EBITDA[2]	Used to measure the core business operating results and profitability of the Company.	50%

1. ARR is the annualized recurring revenue from our subscription services, which includes subscription fees for our SaaS solutions, related support, and transaction-based fees for payment processing services. We calculate ARR by annualizing the monthly recurring revenue for all active sites as of the last day of each month for the respective reporting period, adjusted to exclude ARR that may not be indicative of management's performance.
2. Non-GAAP Adjusted EBITDA is the net loss before income taxes, interest expense, and depreciation and amortization of the Company, as adjusted to exclude certain non-cash and non-recurring charges, such as stock-based compensation, acquisition expenses, certain pending litigation expenses, and other extraordinary business items that may not be indicative of management's performance. A reconciliation of net loss to Adjusted EBITDA can be found on page 36 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Individual Performance

Our STI program provides for adjustments based on the assessment of individual performance, whereby our Compensation Committee can approve further adjustments to the STI payout. The CEO evaluates the individual performance of each non-CEO NEO through our annual performance assessment process and his recommended individual performance modifiers for the NEOs, if any, are reviewed and approved by the Compensation Committee. In 2025, the maximum individual performance modifier was 15%. The plan design for 2026 no longer includes an individual performance modifier.

2025 STI Performance Targets and Awards

In early 2025, the Compensation Committee reviewed the Company's annual operating plan and selected financial measures and set STI performance targets. In June 2025, the Compensation Committee approved a targeted adjustment to the ARR performance metric to account for the impact of the GoSKIP asset acquisition and foreign currency exchange rate movement related to TASK and Plexure, which were not considered when the initial 2025 STI performance targets were established. The Compensation Committee determined that these adjustments to the STI performance targets were necessary to ensure that the performance goals remained challenging, yet achievable with exceptional performance.

The adjustment with respect to the GoSKIP acquisition is consistent with the Compensation Committee's general approach of adjusting STI performance measure targets for acquisitions occurring in the first half of the fiscal year where the impacts to performance measures cannot be known at the time of initial approval. The Compensation Committee believes that such adjustments align with PAR's overall growth strategy, which is partially driven by acquisitions, and believes that holding our executive team accountable for the success and growth of the Company, including with respect to the businesses and assets it acquires, is consistent with its overall compensation philosophy and our core values of urgency, ownership, delivering outcomes, never settling, and winning together.

The later adjustment with respect to foreign currency exchanges rates resulted from management identifying effects of the acquisitions of TASK and Plexure after the Compensation Committee's initial approval. Foreign currency exchange rates had not affected the Company's performance measures in prior years because TASK (with operations in Australia) and Plexure (with operations in New Zealand) were only acquired in 2024. Beginning in 2026, the performance targets initially set by the Compensation Committee reflected the effects of any foreign currency exchange rate.

Following the end of 2025, the Compensation Committee determined management's level of achievement measured against the established STI performance targets. The following table sets forth the 2025 STI performance targets for the NEOs , actual results of the selected financial measures, and payout percentages (as a percentage of the NEO's target bonus). Failure to achieve the threshold performance level results in no STI payout, and there is no additional STI payout for achievement in excess of the maximum performance level unless an individual performance modifier is applied. For performance between the threshold and target performance levels or between the target and maximum performance levels, the STI payout percentage is interpolated between the levels on a straight-line basis.

Performance Goal	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	2025 Actual Results	Relative Weight	Weighted Payout
ARR [1]	$313.3 million	$326.4 million	$352.5 million	$315.4 million	50 %	29 %
Non-GAAP Adjusted EBITDA	$16.3 million	$20.3 million	$28.4 million	$23.0 million	50 %	66 %
Combined Payout						95 %

1.   Prior to the June 2025 adjustment, the ARR target was $328.3 million, with an ARR of $315.2 million yielding a 50% payout and an ARR of $354.6 million yielding a 200% payout. Absent the adjustment, ARR performance would have resulted in a payout of 91.4%.

For 2025, the payout of STI awards to our NEOs was determined by multiplying their respective annual STI target opportunities by the payout percentages shown above. In the case of Ms. King, based on the annual performance assessment process for 2025, the CEO recommended, and the Compensation Committee approved, a 15% enhancement for exceptional performance and contributions to the Company. Accordingly, our NEOs earned the STI payouts below:

NEO	2025 STI Target ($)	2025 STI Payout (%)	2025 STI Individual Performance Modifier (%)	2025 STI Payout (% of Target)	2025 STI Payment ($)
Savneet Singh	645,000	95.4 %	100 %	95.4 %	615,034
Bryan A. Menar	281,216	95.4 %	100 %	95.4 %	268,139
Cathy A. King	216,320	95.4 %	115 %	109.7 %	237,200

Long-Term Incentive Compensation

We grant equity awards under the 2015 Equity Incentive Plan to our NEOs to align their interests with our shareholders, incentivize retention, and drive long-term performance. For 2025, we (i) granted 50% time-vesting RSUs and 50% PRSUs to our CEO under the ongoing program and (ii) generally maintained the same LTI program as used for 2024 with respect to our other NEOs by granting them LTI awards in the form of 100% time-vesting RSUs. However, starting in 2026, at least 25% of LTI equity awards for our non-CEO NEOs will be PRSUs. The number of shares of our common stock subject to an LTI award is generally determined based on the LTI target amount and the closing price of our common stock on the date of grant. The value of our equity awards is strongly tied to our performance, which is evident in the far-right column below which indicates that the value of our 2025 awards was meaningfully lower at the end of 2025 than at the time of grant.

The following table reflects the LTI awards granted to our NEOs in March 2025:

NEO	Time Vesting RSUs ($) [1]	Time Vesting RSUs (#)	Performance Vesting RSUs ($) [1]	Performance Vesting RSUs (#)	Total Value of Awards at December 31, 2025 ($) [2]
Savneet Singh [3]	4,700,000	72,811	4,700,000	72,811	2,641,583
Bryan A. Menar	1,500,000	23,237	—	—	843,038
Cathy A. King	1,500,000	23,237	0	0	843,038

1. The award values in this table differ slightly from the grant date fair values of the awards reported in the Summary Compensation Table and the Grants of Plan-Based Awards table. The award values in this table represent the values targeted by the Compensation Committee while the grant date fair value of each award reported in the Summary Compensation Table and the Grants of Plan-Based Awards table is the award value for accounting purposes, which is based on the Monte Carlo valuation model for PRSUs.
2. Represents the value of 2025 RSUs based on the closing stock price on December 31, 2025, which was $36.28, and the intrinsic value of Mr. Singh's 2025 PRSUs based on our relative TSR performance as of December 31, 2025, which was $0.
3. Reflects the impact of the March 18, 2025, amendment to Mr. Singh's award described below.

CEO 2025 Award Amendment

The equity award granted to Mr. Singh on March 5, 2025, initially comprised 40% time-vesting RSUs and 60% PRSUs, with the time-vesting RSUs scheduled to vest in full on March 1, 2028. On March 18, 2025, the Compensation Committee amended the grant to rebalance the equity mix and revise the vesting schedule, more closely aligning the award with the Company's peer group practices. Based on an analysis available at the time, on average, peer companies granted less than 50% of equity as performance vesting. The amended grant comprises 50% time-vesting RSUs, now vesting ratably in one-third increments consistent with the annual awards granted to our other NEOs as described below, and 50% PRSUs. As a result, Mr. Singh forfeited one PRSU and 14,562 units were no longer subject to performance vesting conditions and instead vest ratably in one-third increments.

2025 Time-Based RSU Awards

Time-vesting RSUs granted to our NEOs pursuant to the annual LTI program in 2025 vest ratably in one-third increments on each of March 1, 2026, March 1, 2027, and March 1, 2028, subject to the NEOs' continued employment through the applicable vesting dates.

CEO 2025 PRSU Award

To closely align our CEO's compensation with the interests of our shareholders and the Company's business strategy, 50% of the CEO's 2025 LTI award was PRSUs. The PRSUs are eligible to vest subject to the achievement of the performance targets, including the percentage of achievement, applicable to the performance period beginning January 1, 2025, and ending on December 31, 2027. The earned PRSUs, if any, will vest on the first day of the last month of the fiscal quarter in which performance is certified following the end of the performance period. PRSUs are earned based on our relative TSR compared to the Information Technology sector of the Russell 2000 Index companies, requiring continued TSR success over short- and long-term measurement periods. Consistent with prevailing market practice (according to FW Cook), the award does not include a cap on payouts at target in the event the Company's absolute TSR is negative over the performance period, nor does it require above-median performance for a target payout, because the Compensation Committee does not believe that using award provisions that are inconsistent with peer and broader market practices would create a fair opportunity or be appropriately retentive.

TSR for purposes of the 2025 PRSU award is calculated using (i) the average closing stock price of the Company's common stock and each company in the TSR comparison group over the 60 trading days ending January 1, 2025, as the beginning average share price, and (ii) the average closing stock price of the Company's common stock and each company in the TSR comparison group over the 60 trading days ending December 31, 2027, as the ending average share price. To the extent dividends are paid by PAR or a company in the TSR comparison group during the measurement period, that company's cumulative TSR calculation assumes reinvestment of such dividends in additional shares of the issuing company's common stock on the ex-dividend date.

The following table illustrates the relationship between relative TSR achievement and the percentage of shares eligible to be earned under the 2025 PRSUs. Results between threshold and target and target and maximum performance will be linearly interpolated.

Performance Level	Relative TSR Ranking	Percentage of Target PRSUs Earned
Below Threshold	Below 25th Percentile	0 %
Threshold	25th Percentile	50 %
Target	50th Percentile	100 %
Maximum	75th Percentile	200 %

Achievement of Tranche 2 of the 2024 PRSU Award

The 2024 PRSUs granted to the CEO are eligible to vest in tranches over a three-year overall performance period containing three equally weighted one-year, two-year, and three-year measurement periods beginning on January 1, 2024, and ending on each of December 31, 2024, December 31, 2025, and December 31, 2026. The second performance period of the 2024 PRSUs ended on December 31, 2025. The 2024 PRSUs are earned based on our relative TSR compared to the Information Technology sector of the Russell 2000 Index companies, requiring continued TSR success over short- and long-term measurement periods.

TSR for purposes of the 2024 PRSU award is calculated using (i) the average closing stock price of the Company's common stock and each company in the TSR comparison group over the 20 trading days ending January 1, 2024, as the beginning average share price, and (ii) the average closing stock price of the Company's common stock and each company in the TSR comparison group over the 20 trading days ending December 31 of the end of the applicable measurement period as the ending average share price. To the extent dividends are paid by a company in the peer group during the measurement period, that company's cumulative TSR calculation assumes reinvestment of such dividends in additional shares of the issuing company's common stock on the ex-dividend date.

The Compensation Committee determined that the Company achieved a relative TSR rank in the 38th percentile, resulting in a 76% of target earnout for the second tranche of the 2024 PRSUs, or 25,054 PRSUs, which vested upon the Compensation Committee's certification of performance.

Achievement of Tranche 3 of the 2023 PRSU Award

The 2023 PRSUs granted to the CEO contained the same structure as the 2024 PRSUs described above and the third performance period of the 2023 PRSUs also ended on December 31, 2025, with the performance period beginning on January 1, 2023. The Compensation Committee determined that the Company achieved a relative TSR rank in the 64th percentile, resulting in 155% of target earnout for the third tranche of the 2023 PRSUs, or 56,161 PRSUs, which vested upon the Compensation Committee's certification of performance.

Benefits

Our NEOs are eligible to participate in the same benefit plan programs as all other Company employees, including: medical insurance; dental insurance; vision insurance; group life insurance; employee assistance program, voluntary benefits; short-term disability coverage; long-term disability coverage; wellness program; the Company's 401(k) retirement plan ("retirement plan"); and our employee stock purchase plan.

Our retirement plan allows U.S. employees that meet eligibility requirements to contribute pre-tax (401(k)), post-tax (Roth 401(k)), and after-tax earnings up to the applicable plan and annual IRS limits. The Company matches 50% of each participating eligible employee's annual contributions to the retirement plan, up to 6% of such employee's compensation for such fiscal year. Company matching contributions are subject to a three-year vesting period. The retirement plan also has a deferred profit-sharing component. Contributions to the profit-sharing component of the retirement plan are made at the discretion of the Board. No profit-sharing contributions were made to the plan in 2025.

Employment Agreements

Mr. Singh's Employment Agreement

We have an amended and restated employment letter with Mr. Singh (as amended, the "Singh Employment Letter") that set forth the terms of his employment, including initial base salary, eligibility for short- and long-term incentive compensation, severance entitlements (described further in Potential Payments Upon Termination or Change of Control below), and certain restrictive covenants. Additionally, the Singh Employment Letter provides for a Company-paid long-term disability ("LTD") policy payable in the amount of 60% of his base salary, which payment is reduced by payments made to Mr. Singh under the Company's LTD plan, and a Company-paid life insurance policy in the amount of $5,000,000. In March 2024, we entered into an amendment to the Singh Employment Letter which discontinued our payments for life insurance policy premiums and decreased our payment of his annual physical and medical examination from $15,000 to $2,000. In December 2025, we entered into an amendment to the Singh Employment Letter pursuant to which the definition of "Change of Control Protection Period" was changed to a period beginning the third month immediately before and ending the 21st month immediately following the effective date of a Change of Control (as defined in the Singh Employment Letter).

Mr. Menar's Employment Agreement

On February 25, 2026, we entered into an employment offer letter with Mr. Menar (the "Menar Employment Letter") that sets forth the terms of his continued service as Chief Financial Officer, including base salary, eligibility for short- and long-term incentive compensation, and certain restrictive covenants. Pursuant to the Menar Employment Letter, Mr. Menar's annual base salary is $450,000, he is eligible to earn an annual STI bonus equal to 65% of his then base salary, subject to the achievement of annual performance goals established by the Compensation Committee, and Mr. Menar will participate in the Company's LTI program, pursuant to which he will be granted LTI awards for the fiscal year ending December 31, 2026, representing a total grant date value of $1,800,000. Upon a Change of Control (as such term is defined in the Menar Employment Letter), Mr. Menar's unvested performance-vesting awards shall convert to unvested time-vesting equity awards based on actual performance achievement. If the Company terminates Mr. Menar's employment without Cause (as such term is defined in the Menar Employment Letter) during the period beginning three months before and ending 18 months after a Change of Control, subject to a release of claims, the Company will pay Mr. Menar: (i) any earned but unpaid STI bonus for the prior fiscal year; (ii) his annual STI bonus for the fiscal year in which his employment is terminated; (iii) continued payment of his annual base salary for 18 months; (iv) 100% vesting of his time-vesting equity awards and, in the case of the vested portion of any stock options, such vested portion may be exercised at any time within three months following the termination date of his employment; and (v) continued health coverage pursuant to COBRA for up to 18 months (collectively, the "Menar Double Trigger Provisions"). See Potential Payments Upon Termination or Change of Control below for additional information.

Ms. King's Employment Agreement

We entered into an employment offer letter, dated February 25, 2026 (the "King Employment Letter"), with Ms. King that sets forth the terms of her continued service as Chief Legal Officer and Corporate Secretary, including base salary, eligibility for short- and long-term incentive compensation, and certain restrictive covenants. Pursuant to the King Employment Letter, Ms. King's annual base salary is $450,000, she is eligible to earn an annual STI bonus equal to 50% of her then base salary, subject to the achievement of annual performance goals established by the Compensation Committee, and Ms. King will participate in the Company's long-term incentive program, pursuant to which she will be granted LTI awards for the fiscal year ending December 31, 2026, representing a total grant date value of $1,500,000. Upon a Change of Control (as such term is defined in the King Employment Letter), Ms. King's unvested performance-vesting awards shall convert to unvested time-vesting equity awards based on actual performance achievement. If the Company terminates Ms. King's employment without Cause (as such term is defined in the King Employment Letter) during the period beginning three months before and ending 18 months after a Change of Control, subject to a release of claims, the Company will pay Ms. King: (i) any earned but unpaid STI bonus for the prior fiscal year; (ii) her annual STI bonus for the fiscal year in which her employment is terminated; (iii) continued payment of her annual base salary for 18 months; (iv) 100% vesting of her time-vesting equity awards and, in the case of the vested portion of any stock options, such vested portion may be exercised at any time within three months following the termination date of her employment; and (v) continued health coverage pursuant to COBRA for up to 18 months (collectively, the "King Double Trigger Provisions"). See Potential Payments Upon Termination or Change of Control below for additional information.

Deferred Compensation Plan

While we do sponsor a non-qualified deferred compensation plan for a select group of highly compensated employees, no NEOs participate in the plan.

Other Compensation-Related Policies

Clawback and Forfeiture Policy

Our Clawback and Forfeiture Policy provides for the recoupment of erroneously awarded cash and equity incentive compensation paid to the Company's executive officers, including the NEOs, Section 16 officers, and any other officers designated by the Board (collectively, "covered officers"), in the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws. The Clawback and Forfeiture Policy is intended to comply with, and shall be interpreted and administered consistent with, Rule 10D-1 of the Exchange Act and NYSE 303A.14. Further, the Clawback and Forfeiture Policy permits the Compensation Committee to recover time-based and performance-based incentive compensation in the event a covered officer engages in injurious conduct, including gross or intentional misconduct, embezzlement, theft, fraud or a breach of a fiduciary duty, including in connection with a restatement.

Stock Ownership Guidelines

To strengthen the alignment of our executive officers' interests with those of our shareholders, the Company has established stock ownership guidelines mandating that executive officers (including our NEOs) and other officers identified by the Compensation Committee own an amount of the Company's common stock valued as a multiple of his or her annual base salary, as outlined in the table below, within five years of becoming subject to the guidelines.

Position	Guideline
CEO	6x Base Salary
Other Officers	1x Base Salary

The Compensation Committee assesses the stock ownership of officers on an annual basis. Until the officer satisfies the applicable guideline, the officer must retain at least 50% of the net after tax shares of stock acquired upon the vesting of any incentive equity awards granted by the Company. The stock ownership guidelines treat each of the following as shares owned by the officer for purposes of determining compliance: (1) vested shares of restricted stock and shares issued upon the vesting of time-vesting restricted stock units and upon the vesting of performance share units; (2) unvested shares of restricted stock and shares of stock issuable with respect to unvested time-vesting restricted stock units; and (3) shares held through any Company-sponsored plan. The stock ownership guidelines exclude unexercised stock options and unvested PRSUs for purposes of determining compliance. Each NEO who was employed as of the last measurement date had achieved compliance with the necessary ownership requirement.

Equity Grant Timing

We maintain an Equity Grant Policy which was amended in October 2024. Under the Equity Grant Policy, unless otherwise approved by the Board, annual equity awards and out-of-cycle equity awards to employees, including to our NEOs, are granted on the second full NYSE trading day following the Company's filing of its annual report on Form 10-K or quarterly report on Form 10-Q, as applicable, following the date of approval of such awards. Annual equity awards to non-employee directors are granted after the annual meeting of shareholders unless such meeting is not during an open trading window, in which case they will be granted on the second full NYSE trading day following the Company's filing of its next annual report on Form 10-K or quarterly report on Form 10-Q, as applicable, under the Equity Grant Policy, as amended. During 2025, the Compensation Committee did not take into account any material nonpublic information when determining the terms of equity incentive awards. During 2025, we did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation, and we did not grant any stock options or stock appreciation rights to our NEOs.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis section of this proxy statement. Based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the Annual Report on Form 10-K of PAR Technology Corporation for the fiscal year ended on December 31, 2025.

Compensation Committee

Linda M. Crawford (Chair)
Cynthia A. Russo
Narinder Singh
James C. Stoffel

Executive Compensation Tables

Summary Compensation Table

The following table provides certain summary information concerning the compensation earned for the years ended December 31, 2025, 2024, and 2023 by our NEOs.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) [1]	Option Awards ($)	Non- Equity Incentive Plan Compensation ($) [2]	All Other Compensation ($) [3]	Total ($)
Savneet Singh CEO and President	2025	645,000	—	12,875,702	—	615,034	29,042	14,164,778
	2024	620,000	—	13,841,184	—	933,910	19,416	15,414,510
	2023	620,000	—	8,555,929	—	463,140	26,500	9,665,569
Bryan A. Menar Chief Financial Officer	2025	432,640	—	1,499,948	—	268,139	11,742	2,212,469
	2024	416,000	—	999,972	—	407,078	11,160	1,834,210
	2023	412,923	—	599,985	—	217,942	10,710	1,241,560
Cathy A. King Chief Legal Officer and Corporate Secretary	2025	432,640	—	1,499,948	—	237,200	14,064	2,183,852
	2024	416,000	—	799,978	—	313,137	13,914	1,543,029
	2023	412,923	—	599,985	—	167,648	13,464	1,194,020

1. Amounts shown represent, as applicable, the grant date fair values computed in accordance with FASB ASC Topic 718 of (i) time-vesting RSUs calculated based on the $64.55 closing price of our common stock on March 5, 2025, and (ii) PRSUs calculated using a Monte Carlo simulation including the following assumptions: (a) grant date stock price of $64.55, (b) simulation term of 2.82 years, (c) volatility of 49.57% (d) a dividend yield of 0.00%, and (e) a risk free investment rate of 3.97%. If maximum performance were assumed, the PRSUs granted to Mr. Singh in 2025 would have had a value of $18,231,459.

2. Amounts shown for 2025 represent the STI bonuses earned for 2025 by our NEOs. See "Compensation Discussion and Analysis—2025 Executive Compensation Program—Short-Term Incentive Compensation" for additional information about the STI bonuses for 2025.

3. Amounts shown for 2025 represent 401(k) employer matching contributions ($10,500 – Mr. Singh, $10,500 – Mr. Menar, and $10,500 – Ms. King), the Company's payment of premiums on term life insurance ($540 - Mr. Singh, $1,242 – Mr. Menar, and $3,564 - Ms. King), the Company's payment of premiums on supplemental LTD insurance for Mr. Singh in the amount of $7,266, company car benefits for Mr. Singh of $7,736, and the company paid executive physical for Mr. Singh of $3,000. Amounts shown for 2024 and 2023 include the Company's payment of premiums on supplemental LTD insurance for Mr. Singh of $7,588 and $7,941, respectively, which were inadvertently excluded in prior years.

Grants of Plan-Based Awards

The following table provides information regarding the grant of plan-based awards to our NEOs in 2025.

| Name | Grant Date | Approval Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#)[2] | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards ($)[3] |
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Savneet Singh			322,500	645,000	1,290,000	—	—	—	—	—	—	—
	3/5/25[4]	2/7/25	—	—	—	—	—	—	58,249	—	—	3,759,973
	3/5/25[5]	2/7/25	—	—	—	43,687	87,374	174,748	—	—	—	9,115,729
Bryan A. Menar			140,608	281,216	562,432	—	—	—	—	—	—	—
	3/5/25	2/7/25	—	—	—	—	—	—	23,237	—	—	1,499,948
Cathy A. King			108,160	216,320	432,640	—	—	—	—	—	—	—
	3/5/25	2/7/25	—	—	—	—	—	—	23,237	—	—	1,499,948

1. Reflects NEOs' 2025 STI awards. The threshold and maximum payouts for 2025 were 50% and 200% of the target award, respectively, if the corresponding performance goals are achieved, without giving effect to individual performance modifiers, if any.

2. Represents time-vesting RSUs that vest ratably in one-third increments on March 1, 2026, March 1, 2027, and March 1, 2028, subject to continued employment through the applicable vesting dates.

3. Amounts reflect the aggregate grant date fair value of the equity awards computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures for tax withholding purposes. For each NEO, the grant date fair value of time-vesting RSUs reflects the market value of the shares underlying each time-vesting RSU award based on the $64.55 closing price of our common stock on March 5, 2025. For a description of the fair market value calculation for PRSUs, see footnote 1 in the Summary Compensation Table above.

4. The RSUs granted to Mr. Singh on March 5, 2025, were initially scheduled to vest 100% on March 1, 2028. On March 18, 2025, the RSUs were amended to change the vesting to ratable vesting in one-third increments on March 1, 2026, March 1, 2027, and March 1, 2028, as described in footnote 2 above, which did not result in an increase of incremental value as computed in accordance with FASB ASC Topic 718.

5. Represents PRSUs granted to Mr. Singh that are eligible to vest based on the extent of achievement of performance targets for the performance period beginning January 1, 2025 and ending December 31, 2027 (as discussed above in "Compensation Discussion and Analysis—2025 Executive Compensation Program—Long-Term Incentive Compensation") and subject to Mr. Singh's continued service. On March 18, 2025, the PRSUs were amended such that Mr. Singh forfeited one PRSU and 14,562 of the units subject to the award were no longer subject to the performance condition and instead vest as described in footnote 2.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding stock options, RSUs and PRSUs held by our NEOs as of December 31, 2025.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Awards: Market Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Savneet Singh	575,000	—	12.64	03/17/30	56,163[2]	2,037,594	—	—
	—	—	—	—	25,053[3]	918,944	65,724[4]	2,384,467
	—	—	—	—	—	—	145,622[5]	5,283,166
	—	—	—	—	24,195[6]	877,795	—	—
	—	—	—	—	43,816[7]	1,589,644	—	—
	—	—	—	—	61,282[8]	2,223,311	—	—
	—	—	—	—	72,811[9]	2,641,583	—	—
Bryan A. Menar	6,500	—	8.82	12/08/27	5,584[10]	202,588	—	—
	3,188	—	22.18	08/13/28	15,214[7]	551,964	—	—
	5,382	—	24.87	08/08/29	23,237[9]	843,038	—	—
Cathy A. King	20,000	—	5.12	07/29/26	5,584[10]	202,588	—	—
	3,188	—	22.18	08/13/28	12,171[7]	441,564	—	—
	5,382	—	24.87	08/08/29	23,237[9]	843,038	—	—
	960	—	35.17	08/11/30	—	—	—	—

1. Amounts reflect the market value of the shares based on the closing price of our common stock on December 31, 2025 ($36.28).

2. A portion of the PRSUs granted on May 15, 2023, which were eligible to vest based on relative TSR performance during the third performance period of such award from January 1, 2023, through December 31, 2025. These PRSUs vested on March 1, 2026, following certification of performance for such period.

3. A portion of the PRSUs granted on February 29, 2024, which were eligible to vest based on relative TSR performance during the second performance period of such award from January 1, 2024, through December 31, 2025. These PRSUs vested on March 1, 2026, following certification of performance for such period.

4. A portion of the PRSUs granted on February 29, 2024 (based on maximum performance), which are eligible to vest based on relative TSR performance during the third performance period of such award from January 1, 2024, through December 31, 2026. The earned PRSUs, if any, will vest on the first day of the last month of the fiscal quarter in which performance is certified following the end of the performance period.

5. The PRSUs granted on March 5, 2025 (based on maximum performance), which are eligible to vest based on relative TSR performance during the performance period of such award from January 1, 2025, through December 31, 2027. The earned PRSUs, if any, will vest on the first day of the last month of the fiscal quarter in which performance is certified following the end of the performance period.

6. Time-vesting RSUs granted on May 15, 2023. The RSUs vested ratably in one-third increments on March 1, 2024, March 1, 2025, and March 1, 2026, subject to continued employment through the applicable vesting dates.

7. Time-vesting RSUs granted on February 29, 2024. The RSUs vest ratably in one-third increments on March 1, 2025, March 1, 2026, and March 1, 2027, subject to continued employment through the applicable vesting dates.

8. Time-vesting RSUs granted on December 30, 2024. The RSUs vest 15% on each of January 1, 2026 and January 1, 2027, and 70% on January 1, 2028, subject to continued employment through the applicable vesting dates.

9. Time-vesting RSUs granted on March 5, 2025. The RSUs vest ratably in one-third increments on March 1, 2026, March 1, 2027, and March 1, 2028, subject to continued employment through the applicable vesting dates.

10. Time-vesting RSUs granted on March 3, 2023. The RSUs vest ratably on March 1, 2024, March 1, 2025, and March 1, 2026, subject to continued employment through the applicable vesting dates.

Option Exercises and Stock Vested

The following table provides information regarding options exercised and RSUs and PRSUs that vested during 2025.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercises ($) [1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) [2]
Savneet Singh	—	—	191,075	13,128,763
Bryan A. Menar	19,500	792,320	17,263	1,186,141
Cathy A. King	—	—	16,176	1,111,453

1. Amounts reflect the market value of the shares based on the closing price of our common stock on the date of exercise, less the applicable exercise price, excluding the effect of any shares withheld for tax withholding purposes.

2. Amounts reflect the market value of the shares based on the closing price of our common stock on the date of vesting, excluding the effect of any shares withheld for tax withholding purposes.

Potential Payments Upon Termination or Change of Control

The amounts in the following table generally estimate potential payments that would have been paid if an NEO's employment terminated or a change of control occurred effective December 31, 2025, under each of the circumstances specified below.

Name	Cash Payment ($)	Continuation of Medical/ Welfare Benefit ($) [1]	Acceleration and Continuation of Equity Awards ($) [2]	Total Termination Benefits ($)
Savneet Singh[3]				
Voluntary Termination or Resignation Without Good Reason	12,404	—	—	12,404
Without Cause or For Good Reason[4]	1,433,688	43,215	9,033,756	10,510,659
Without Cause or For Good Reason During Change of Control Protection Period[5]	1,619,746	51,858	11,754,393	13,425,997
Death or Disability[6][7]	1,177,054	—	7,729,920	8,906,974
Bryan A. Menar[8]				
Voluntary Termination or Resignation Without Good Reason	8,320	—	—	8,320
Without Cause or For Good Reason	8,320	—	—	8,320
Without Cause During Change of Control Protection Period[9]	8,320	—	1,597,590	1,605,910
Death[6][10][11]	1,276,459	—	1,597,590	2,874,049
Cathy A. King[12]				
Voluntary Termination or Resignation Without Good Reason	8,320	—	—	8,320
Without Cause or For Good Reason	8,320	—	—	8,320
Without Cause During Change of Control Protection Period[13]	8,320	—	1,487,190	1,495,510
Death[6][13][14]	745,520	—	1,487,190	2,232,710

1. Amounts reflect the present value of continued medical and welfare benefit plan participation based on rates as of January 1, 2026.
2. Amounts reflect the market value of the shares underlying equity awards based on the closing price of our common stock on December 31, 2025 ($36.28).
3. Mr. Singh's potential termination payments are based on the Singh Employment Letter. Upon termination of his employment for any reason, Mr. Singh would receive his accrued but unpaid base salary, accrued but unused vacation ($12,404), unreimbursed business expenses and nonforfeitable benefits under the terms of any welfare benefit plan or retirement benefit plan maintained by the Company. With the exception of a voluntary termination or resignation without good reason, Mr. Singh would receive the cash value of his STI payment for 2025 totaling $615,034. Any COBRA continuation of medical/welfare benefits for Mr. Singh includes the full value of medical, dental, and vision insurance (estimated at $2,881 per month).

4. Upon a termination without cause or for good reason, Mr. Singh would receive 15 months of base salary severance; his earned, but unpaid STI bonus for 2025; and 15 months of COBRA continuation. In addition, Mr. Singh's unvested RSUs would vest as if he remained employed for 15 months following termination, and his PRSUs that would have vested if he remained employed for 15 months following termination would remain eligible to vest based on the actual level of achievement during the performance period in which his employment was terminated. Payment of separation payments to Mr. Singh is subject to the Company's receipt of a fully executed and effective release, continued compliance with their respective non-disclosure agreements and any post-employment covenants set forth in the Singh Employment Letter.

5. Upon a termination without cause or for good reason during the change of control protection period (from the three months before to 21 months following the change in control), Mr. Singh would receive 18 months of severance; his earned, but unpaid STI bonus for 2025, and 18 months of COBRA continuation. In addition, Mr. Singh's unvested time-vesting RSUs would fully vest and Mr. Singh's PRSUs (which would have converted into time-vesting RSUs upon the change in control based on the greater of: (i) performance achievement at target or (ii) actual performance as calculated immediately prior to the change of control or, if greater, (iii) as otherwise determined by the Board) would vest. The value of PRSUs for which achievement is determinable as of the date of this proxy statement is based on the greater of (a) performance achievement at target or (b) actual performance as calculated immediately prior to the change of control. The value of PRSUs for which achievement is not determinable as of the date of this proxy statement is based on performance achievement at target.

6. Our NEOs are insured for basic life insurance (premiums paid by the Company) in the amount of $500,000, which is the policy maximum.

7. Upon termination due to death or disability, Mr. Singh's unvested time-vesting RSUs would vest on a prorated basis and a prorated portion of his PRSUs would remain eligible to vest based on actual performance. The cash payment value excludes the value of the supplemental LTD policy for Mr. Singh. As of December 31, 2025, the supplemental policy provided that, upon becoming disabled, Mr. Singh would be entitled to receive, after a 180-day waiting period, a benefit of $26,000 per month for up to 60 months, and an additional lump sum of $4,145,000 at the conclusion of the 60-month period.

8. Upon termination of his employment for any reason, Mr. Menar would receive his accrued but unpaid base salary, accrued but unused vacation ($8,320), unreimbursed business expenses and nonforfeitable benefits under the terms of any welfare benefit plan or retirement benefit plan maintained by the Company. Mr. Menar's potential payments upon termination for acceleration and continuation of equity awards are based on the terms of the grant agreements covering his equity awards outstanding at termination.

9. Upon a termination without cause during a change of control protection period, a portion of Mr. Menar's unvested time vesting restricted stock units would fully vest. However, after December 31, 2025, the Company and Mr. Menar entered into the Menar Employment Letter, which included the Menar Double Trigger Provisions. If the Menar Double Trigger Provisions had been in effect on December 31, 2025, upon a termination without cause or for good reason during the change of control protection period (from the three months before to 18 months following the change in control), Mr. Menar would receive: 18 months of severance ($648,960), any earned but unpaid STI for 2025 ($268,139); 100% vesting of his time-vesting equity awards ($1,597,590); and 18 months of COBRA continuation ($51,858). Although Mr. Menar had no performance-vesting awards as of December 31, 2025, the Menar Employment Letter now provides that any such awards shall convert to unvested time-vesting equity awards based on actual performance achievement upon a change of control.

10. Mr. Menar is insured for supplemental life insurance (premiums paid by himself) in the amount of $500,000.

11. Upon a termination due to death, Mr. Menar's unvested time-vesting RSUs would fully vest.

12. Upon termination of her employment for any reason, Ms. King would receive her accrued but unpaid base salary, accrued but unused vacation ($8,320), unreimbursed business expenses and nonforfeitable benefits under the terms of any welfare benefit plan or retirement benefit plan maintained by the Company. Ms. King's potential payments upon termination are based on the terms of the grant agreements covering her equity awards outstanding at termination.

13. Upon a termination without cause during a change of control protection period, a portion of Ms. King's unvested time vesting restricted stock units would fully vest. However, after December 31, 2025, the Company and Ms. King entered into the King Employment Letter, which included the King Double Trigger Provisions. If the King Double Trigger Provisions had been in effect on December 31, 2025, upon a termination without cause or for good reason during the change of control protection period (from the three months before to 18 months following the change in control), Ms. King would receive: 18 months of severance ($648,960), any earned but unpaid STI for 2025 ($237,200); 100% vesting of her time-vesting equity awards $1,487,190; and 18 months of COBRA continuation ($37,296). Although Ms. King had no performance-vesting awards as of December 31, 2025, the King Employment Letter now provides that any such awards shall convert to unvested time-vesting equity awards based on actual performance achievement upon a change of control.

14. Upon a termination due to death, Ms. King's unvested time-vesting RSUs would fully vest.

CEO Pay Ratio

As set forth in the Summary Compensation Table, our CEO's annual total compensation for 2025 was $14,164,778. Our median employee's annual total compensation for 2025 was $91,058 resulting in a CEO pay ratio of 156:1.

For purposes of determining the 2025 CEO pay ratio, our median employee for 2025 was identified using the following methodology and material assumptions, adjustments, and estimates:

- We identified the individuals employed by the Company and its consolidated subsidiaries as of December 31, 2025, including full-time, part-time, seasonal and temporary workers for a total of 1,858 employees (excluding the CEO).

- As permitted by the SEC rules, we excluded 29 employees located outside the United States from the 1,858 total employees. The countries in which such excluded employees are located are Japan (4 employees), Poland (6 employees), Spain (7 employees), United Arab Emirates (6 employees), and United Kingdom (6 employees).

- We annualized compensation for employees who were employed for less than the full fiscal year 2025.

- We reviewed the Company's payroll records and ranked all included Company employees high to low based on their IRS Form W–2 Box 5 compensation (or country equivalent wages) as of December 31, 2025. For employees receiving their compensation in a currency other than USD, we converted their compensation into USD using the exchange rate as of December 31, 2025.

- We calculated the annual total compensation of our median employee for 2025 using the same rules that apply to reporting the annual total compensation of our NEOs, including our CEO, in the Summary Compensation Table.

The CEO pay ratio information is being provided for the purposes of compliance with the pay ratio disclosure requirement and is intended to be a reasonable estimate calculated in a manner consistent with the SEC rules. Neither the Company's Compensation Committee nor the Company's management used the CEO pay ratio in making compensation recommendations or decisions.

Given the different methodologies that various public companies use to determine their estimates of pay ratio, including the different assumptions, exclusions, estimates and methodologies allowed under the SEC rules, and differing employment and compensation practices among companies, our reported pay ratio may not be comparable to the pay ratio reported by other companies.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K of the Exchange Act, we are providing the following information about the relationship between executive "compensation actually paid" and certain financial performance of the Company. For further information concerning the Company's pay for performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to Compensation Discussion and Analysis above.

| Year | Summary Compensation Table Total for the PEO ($) [1] [2] | Compensation Actually Paid to the PEO ($) [3] | Average Summary Compensation Table Total for the Non-PEO NEOs ($) [2] | Average Compensation Actually Paid to the Non-PEO NEOs ($) [3] | Value of Initial Fixed $100 Investment Based On: | | Net Income (Loss) ($ in thousands) [6] | Non-GAAP Adjusted EBITDA ($ in thousands) [7] |
					Total Shareholder Return ($) [4]	Peer Group Total Shareholder Return ($) [5]		
2025	14,164,778	(8,552,462)	2,195,641	771,050	57.78	123.49	(84,461)	22,967
2024	15,414,510	30,912,398	1,101,159	978,020	236.40	162.79	(4,987)	(6,350)
2023	9,665,569	15,192,603	1,310,110	1,858,109	141.64	131.92	(69,752)	(25,783)
2022	2,155,099	(7,771,695)	1,347,796	649,506	84.81	103.62	(69,319)	(18,845)
2021	1,124,454	1,928,070	516,345	1,617,502	171.67	162.45	(75,799)	(17,793)

1. Savneet Singh served as the principal executive officer ("PEO") of the Company for 2021, 2022, 2023, 2024, and 2025. Amounts shown for 2024 and 2023 include the Company's payment of premiums on supplemental long-term disability insurance for Mr. Singh of $7,588 and $7,941, respectively, which were inadvertently excluded in prior years.

2. The dollar amounts reported as total compensation for the Company's PEO and the average of the amounts reported for the Company's other NEOs as a group (excluding the PEO) for each corresponding year are the amounts reported in the "Total" column of the Summary Compensation Table, except with respect to the adjustments provided for in footnote 1 above. Refer to "Executive Compensation – Executive Compensation Tables – 2025 Summary Compensation Table" of this proxy statement and the Company's proxy statements for 2021, 2022, 2023 and 2024. The names of each of the NEOs (excluding the PEO) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2025, Bryan A. Menar and Cathy A. King, (ii) for 2024, 2023, and 2022, Bryan A. Menar, Cathy A. King, Raju Malhotra, and Michael Nelson; and (iii) for 2021, Bryan A. Menar, Raju Malhotra, Michael Nelson, and Matthew R. Cicchinelli.

3. The dollar amounts reported as "compensation actually paid" to the PEO and the average amount reported as "compensation actually paid" to the NEOs as a group (excluding the PEO), are computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to such PEOs and NEOs during the applicable year. The valuation methodologies and assumptions used when calculating the equity values included in compensation actually paid are not materially different than those used when calculating the amounts included in the Summary Compensation Table. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to the PEO's total reported compensation and non-PEO NEOs' average total reported compensation for each year to determine the compensation actually paid:

2025 Adjustments	PEO ($)	Average for Non-PEO NEOs ($)
Reported Summary Compensation Table Total	14,164,778	2,195,641
Less, Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	(12,296,322)	(1,499,948)
Plus, Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	4,821,544	843,038
Plus (less), Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	(14,485,805)	(701,472)
Plus, Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	—	—
Plus (less), Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	(756,657)	(66,209)
Less, Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	—	—
Equals, Compensation Actually Paid	(8,552,462)	771,050

4. Cumulative TSR is calculated by dividing (a) the sum of (i) the cumulative amount of dividends on our common stock for the measurement period (if any), assuming dividend reinvestment, and (ii) the difference between the Company's share price at the end and the beginning of the measurement period by (b) the Company's share price at the beginning of the measurement period.

5. Represents the peer group TSR. The peer group used for this purpose is the Russell 2000 Technology Index.

6. The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

7. The dollar amounts reported represent the amount of adjusted EBITDA reflected in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (see "Compensation Discussion and Analysis—2025 Executive Compensation Program—Short-Term Incentive Compensation" above for more information).

Description of Certain Relationships between Information Presented in the Pay Versus Performance Table

As described in more detail above in the Compensation Discussion and Analysis, our executive compensation programs reflect a variable pay-for-performance philosophy. While we use multiple performance measures to align executive compensation with our performance, all of those performance measures are not presented in the Pay Versus Performance table. Moreover, we generally seek to incentivize long-term term performance and therefore do not specifically align our performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with the SEC rules, we are providing the following descriptions of the relationships between information presented in the Pay Versus Performance table.

Compensation actually paid is significantly influenced by changes in our stock price and has thus varied from year to year. In particular, compensation actually paid in 2025 was heavily influenced by our stock price decreasing 50% from the beginning to the end of the year, which in turn had a meaningful negative impact on the value of our NEOs' equity awards that year (including a decrease of the estimated earn out level of in-progress relative TSR PRSUs).

PAR & Peer TSR vs. Compensation Actually Paid



Legend:
- PEO CAP
- PAR TSR
- Average Non-PEO NEO CAP ($M)
- Russell 2000 Technology Index TSR

PAR Technology Net Income vs. Compensation Actually Paid



Legend:
- PEO CAP
- Average Non-PEO NEO CAP ($M)
- Net Income ($M)



PAR Technology Adjusted EBITDA vs. Compensation Actually Paid

Most Important Performance Measures

As described in greater detail in the Compensation Discussion and Analysis, our executive compensation programs reflect a variable pay-for-performance philosophy. The metrics that we use for both LTI and STI awards are selected with the goal of incentivizing our NEOs to increase the value of our enterprise for our shareholders. The most important financial performance measures we used to link executive compensation actually paid to our NEOs for the most recently completed fiscal year to our performance are as follows:

Compensation Program	Most Important Financial Performance Measures
STI	Non-GAAP Adjusted EBITDA
	Annual Recurring Revenue (ARR)
LTI	Total Shareholder Return (TSR)

The Compensation Committee believes that using Adjusted EBITDA and ARR as the financial performance measures to determine the STI bonuses of our executives reinforces their incentives to enhance the value of the Company in the short term, while using TSR to determine the LTI bonuses of our executives incentivizes the growth of shareholder value over time. In particular, the use of TSR for determining LTI bonuses is meant to incentivize increasing the long-term value of the Company while reflecting the considerable changes to its business as a result of its acquisitions and divestitures.

Proposal 2.
Approval of the Amended 2015 Equity Incentive Plan

The Board has unanimously approved and voted to recommend that you approve the Amended 2015 Equity Incentive Plan. Among other things, the Amended 2015 Equity Incentive Plan increases the number of shares of common stock available to be issued by 2,000,000 shares.

Purpose and Effect of the Amended 2015 Equity Incentive Plan

The Amended 2015 Equity Incentive Plan is substantially similar to the 2015 Equity Incentive Plan, except that the Amended 2015 Equity Incentive Plan:

- increases the number of shares of common stock available to be issued by 2,000,000 shares;

- extends the term of the plan for another ten years (i.e., until May 29, 2036);

- prohibits "liberal share recycling";

- adjusts the non-employee director compensation limit to be an annual limit of $750,000 on the total compensation awarded to non-employee directors, with an annual limit of $1,000,000 in the year in which a non-employee director first joins the Board; and

- makes other clarifying changes and immaterial updates.

The Board believes that the Company's ability to grant stock-based awards is important to its continuing ability to drive performance, align incentives with shareholder value, and improve retention. The existing 2015 Equity Incentive Plan was originally adopted by our Board and approved by our shareholders at our 2019 annual meeting of shareholders and, as currently in effect, authorizes 6,350,000 for issuance thereunder. As of April 8, 2026, the total number of shares of common stock available for future awards under the 2015 Equity Incentive Plan was 2,190,692. Based on estimated usage, the Compensation Committee anticipates depleting these shares as early as the end of 2026. In order to continue to have an appropriate capacity for stock-based awards to attract, motivate, and retain the talent required to successfully execute our business strategy, the Board believes that the additional 2,000,000 shares of common stock requested in the Amended 2015 Equity Incentive Plan will provide the Compensation Committee with sufficient shares for our equity compensation program for approximately one year, depending on the size of our workforce, including increases in our workforce as a result of acquisitions, the estimated range of our stock price, historical forfeiture rates, and other factors.

While adding 2,000,000 shares to the 2015 Equity Incentive Plan will increase the potential dilution to our current shareholders, our Board believes that our equity compensation programs are appropriately managed. As shown in the table below, as of April 8, 2026, fully diluted overhang, measured by dividing the sum of (1) shares of common stock reserved for future awards, (2) unexercised stock options outstanding, (3) unvested RSUs outstanding, and (4) unvested target PRSUs outstanding, by the sum of the numerator and the total number of shares of common stock outstanding, was approximately 8.4%. Potential fully diluted overhang as of April 8, 2026, inclusive of the additional 2,000,000 shares of common stock, would be approximately 12.3%.

	April 8, 2026	April 8, 2026 (with 2,000,000 additional shares)
Shares of common stock outstanding	41,246,199	41,246,199
Shares reserved for future awards under the 2015 Equity Incentive Plan	2,190,692	4,190,692
Unexercised stock options[1]	798,235	798,235
Unvested RSUs	672,785	672,785
Unvested PRSUs (at target)	105,673	105,673
Fully diluted shares of common stock outstanding	45,013,584	47,013,584
Total fully diluted overhang	8.4 %	12.3 %

1. These options have a weighted average exercise price of $17.66 and weighted average remaining term of 4.7 years.

The Company's three-year average annual burn rate as of December 31, 2025, is 2.2%.

	2023	2024	2025
Weighted average number of shares of common stock outstanding	27,551,788	34,155,040	40,473,129
Stock options granted	—	—	134,311
Restricted stock granted	—	—	—
RSUs granted	515,124	765,069	468,948
PRSUs granted (at target)	108,877	98,585	72,811
Total	624,001	863,654	676,070
Burn rate	2.3 %	2.5 %	1.7 %
Three-year average burn rate of 2.2%			

Our executive officers and non-employee directors have an interest in this proposal by virtue of their being eligible to receive awards under the 2015 Equity Incentive Plan and, if approved, the Amended 2015 Equity Incentive Plan.

Plan Summary

Set forth below is a summary of the principal provisions of the Amended 2015 Equity Incentive Plan, which are substantially similar to the 2015 Equity Incentive Plan as currently in effect, with notable changes described above. The summary is qualified in its entirety by reference to the text of the Amended 2015 Equity Incentive Plan, which is attached as Appendix A to this proxy statement.

Plan Term

The term of the Amended 2015 Equity Incentive Plan will begin on the date of shareholder approval. No awards may be granted under the Amended 2015 Equity Incentive Plan after May 29, 2036, but awards previously granted may extend

beyond that date unless terminated by the Board or Compensation Committee in accordance with the terms of those awards.

Eligible Participants

All employees, officers, directors, consultants and advisors of the Company are eligible to participate in the Amended 2015 Equity Incentive Plan. As of April 8, 2026, there were approximately 1,800 employees (including officers) and six (6) non-employee directors eligible to participate in the Amended 2015 Equity Incentive Plan. Although consultants and advisors are eligible to participate, we have not historically granted stock-based awards to consultants and advisors.

Total Shares Authorized

As of April 8, 2026, 2,190,692 shares of common stock remained available for future grants under the 2015 Equity Incentive Plan.

If shareholders approve the Amended 2015 Equity Incentive Plan, the total number of authorized shares will be 8,350,000, which total includes 1,569,926 shares subject to outstanding equity awards, and the total available share reserve will increase to 4,190,692 shares, less any new grants made after April 8, 2026.

Share Recycling Prohibition

The Amended 2015 Equity Incentive Plan prohibits liberal share recycling, which means the following shares of common stock cannot be added back to the share reserve: (1) shares of common stock tendered or withheld by the Company in payment of an option exercise price, (2) shares delivered or withheld by the Company to satisfy any tax withholding obligation, (3) shares covered by stock appreciation rights that were not issued upon the exercise of such stock appreciation rights, and (4) shares purchased on the open market using the cash proceeds from the exercise of an option.

Administration and Authority

The Board has broad authority to administer the Amended 2015 Equity Incentive Plan, which it may delegate to the Compensation Committee, which solely comprises independent directors. References hereafter in this Proposal to the Board apply equally to the Compensation Committee when the Board delegates its authority under the Amended 2015 Equity Incentive Plan. The Board has the authority to grant and amend awards and, subject to the express limitations of the Amended 2015 Equity Incentive Plan, the Board has the authority to (i) to construe and determine award agreements, awards and the Amended 2015 Equity Incentive Plan, (ii) to prescribe, amend and rescind rules and regulations relating to the Amended 2015 Equity Incentive Plan and any awards thereunder, (iii) to determine the terms and conditions of the awards, and (iv) to make all other determinations or certifications and take such other actions in the judgment of the Board are necessary or desirable for the administration and interpretation of the Amended 2015 Equity Incentive Plan.

Award Types

Stock options, restricted stock, and such other stock-based awards as the Board may determine, including securities convertible into our common stock, stock appreciation rights, phantom stock awards and restricted stock units. The Board may grant stock options that are incentive stock options ("ISOs") or non-qualified stock options. Only employees may receive ISOs. No stock option can be exercised more than ten years from the date of grant.

Award Limits

Awards intended to qualify as incentive stock options may not become exercisable in any one calendar year for shares of common stock with an aggregate fair market value of more than $100,000. The Amended 2015 Equity Incentive Plan places an annual limit of $750,000 on the fair value of shares and cash compensation awarded to non-employee directors for service on the Board, with a limit of $1,000,000 for the year in which a non-employee director first joins the Board.

No Repricing

The Board may not reprice stock options or stock appreciation rights without shareholder approval.

Clawback, Recovery, and Recoupment

All awards are subject to clawback, recovery or recoupment in accordance with any compensation clawback, recovery, or recoupment policy adopted by the Board or otherwise required by applicable law, government regulation or stock exchange listing requirement and, in addition to any other remedies available under such policy and applicable law, government regulation or stock exchange listing requirement, may require the forfeiture and cancellation of outstanding awards and the recoupment of any gains realized with respect to any awards. The Board may impose any such clawback, recovery, or recoupment provisions in an award agreement as the Board determines necessary or appropriate.

Change in Control

In connection with a Change in Control as defined under the Amended 2015 Equity Incentive Plan, the Board may (1) make provision for continuation of an award, assumption of an award by the acquiring entity or by substitution of an award on an equitable basis for the shares subject to the award, (2) accelerate vesting of an award, or (3) exchange of an award for the right to participate in an equity or benefit plan of any successor corporation.

Acceleration

The Board may at any time provide that any stock options shall become immediately exercisable in full or in part, that any restricted stock awards shall be free of some or all restrictions, or that any other stock-based awards may become exercisable in full or in part or free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be, despite the fact that such action may cause application of Section 280G and Section 4999 of the Internal Revenue Code of 1983, as amended (the "Code") or disqualify all or part of an incentive stock option award.

Recapitalization

In the event of certain corporate transactions or changes in corporate capitalization, the Board or the Compensation Committee will make appropriate and proportionate adjustments to the terms of the Amended 2015 Equity Incentive Plan (e.g., the maximum number of shares available and individual limits) and outstanding awards.

Tax Withholding

The issuance of common stock in satisfaction of an award under the Amended 2015 Equity Incentive Plan is conditioned on the participant having made arrangements for the satisfaction of tax withholding obligations, which a participant may satisfy, by making a cash payment or authorizing withholding from the participant's compensation, and subject to prior approval of the Company by (i) causing the Company to withhold shares of common stock from the payment of an award or (ii) by delivering to the Company shares of common stock already held by the participant.

Transferability

Awards granted under the Amended 2015 Equity Incentive Plan generally may not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the life of the participant, shall be exercisable only by the participant, except as the Board may otherwise provide.

Amendment/Termination

The Board has broad authority to amend, suspend or terminate the Amended 2015 Equity Incentive Plan, except where shareholder approval is required (i) by the rules of any securities exchange or inter-dealer quotation system on which the Company's common stock is listed or traded or (ii) in order to continue to comply with applicable provisions of the Code and any regulations promulgated thereunder. Amendments may not materially adversely affect participants without the consent of the affected participants.

Certain Federal Income Tax Consequences

The following discussion of the U.S. federal income tax consequences of awards under the Amended 2015 Equity Incentive Plan is based on present federal income tax laws and regulations as currently in effect and does not purport to be complete. Foreign, other federal, state and local taxes not described below may also apply.

Incentive Stock Options

If a stock option is an ISO, the employee does not realize income upon grant or exercise of the ISO, and no deduction is available to the Company at such times, but the difference between the value of the shares of stock purchased on the exercise date and the exercise price paid is an item of tax preference for purposes of determining the employee's alternative minimum tax. If the shares of stock purchased upon the exercise of an ISO are held by the employee for at least two years from the date of the grant and for at least one year after exercise, any resulting gain is taxed at long-term capital gains rates.

If the shares are disposed of before the expiration of that period, any gain on the disposition, up to the difference between the fair market value of the shares at the time of exercise and the exercise price of the ISO, is taxed at ordinary rates as compensation paid to the employee, and, subject to the limitations of Section 162(m) of the Code, the Company is entitled to a deduction for an equivalent amount. Any additional gain recognized from the disposition in excess of the fair market value of the shares at the time of exercise is treated as short- or long-term capital gain depending on how long the shares have been held.

Non-Qualified Stock Options

If a stock option is a non-qualified stock option ("NQSO"), the participant does not realize income at the time of grant of the NQSO, and no deduction is available to the Company at such time. At the time of exercise, ordinary income is realized by the participant in an amount equal to the difference between the exercise price and the fair market value of the shares of stock on the exercise date, and the Company is entitled to a deduction for such amount. Upon disposition, any appreciation or depreciation of the shares after the date of exercise will be treated as short- or long-term capital gain or loss depending on how long the shares have been held.

Stock Awards

Upon the grant of an award of restricted shares of stock, no income is realized by the participant (unless the participant makes an election under Section 83(b) of the Code), and the Company is not allowed a deduction at that time. When the restricted shares vest, the participant realizes ordinary income in an amount equal to the fair market value of the restricted shares at the time of vesting, and, subject to the limitations of Section 162(m) of the Code, the Company is entitled to a corresponding deduction at such time. Upon disposition, any appreciation or depreciation of the shares after the time of vesting will be treated as short- or long-term capital gain or loss depending on how long the shares have been held.

If a participant makes a timely election under Section 83(b) of the Code, then the participant recognizes ordinary income in an amount equal to the fair market value of the restricted shares at the time of grant (instead of the time of vesting), and, subject to the limitations of Section 162(m) of the Code, the Company is entitled to a corresponding deduction at such time. Upon disposition, any appreciation or depreciation of the shares after the time of grant will be treated as short- or long-term capital gain or loss depending on how long the shares have been held.

Restricted Stock Units

The grant of a restricted stock unit will not result in taxable income to the participant. In general, at the time the restricted stock unit award is paid to the participant in the form of shares of Company stock, the participant will recognize ordinary income equal to the then-current fair market value of the Company stock and, subject to the limitations of Section 162(m) of the Code, the Company will be entitled to a corresponding tax deduction. Gains and losses realized by the participant

upon disposition of any shares received upon payment of a stock-settled restricted stock unit will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of payment.

New Plan Benefits

We cannot determine the benefits or amounts that participants will receive and/or the number of shares of our common stock that will be granted under the Amended 2015 Equity Incentive Plan because the Compensation Committee, in its discretion, will determine the amount and form of grants to eligible participants in any year. As of April 8, 2026, the closing price of a share of our common stock was $12.68.

Historical Plan Benefits

The following table sets forth, for each of the individuals and groups indicated, the total number of shares of our common stock subject to awards that have been granted under the 2015 Equity Incentive Plan since it originally became effective through April 8, 2026.

Name and Position[1]	Number of shares subject to awards
Linda M. Crawford	8,110
Keith E. Pascal	17,259
Douglas G. Rauch	31,190
Cynthia A. Russo	51,450
Narinder Singh	17,019
James C. Stoffel	31,190
Savneet Singh, Chief Executive Officer and President[2]	1,641,489
Bryan A. Menar, Chief Financial Officer	137,656
Cathy A. King, Chief Legal Officer and Corporate Secretary	121,041
All current executive officers (5 persons)	2,027,716
All current non-employee directors (6 persons)	156,218
All employees, including all current officers who are not executive officers as a group	2,551,586

(1)   No awards have been granted under the 2015 Equity Incentive Plan to any associate (as defined in the rules promulgated under the Securities Act) of any of our directors (including director nominees) or executive officers, and, except for Savneet Singh, no person received 5% or more of the total awards granted under the 2015 Equity Incentive Plan since its inception.

(2)   Calculated assuming PRSUs at target.

Equity Compensation Plan Information

The following table summarizes information about our compensation plans under which shares of our common stock are authorized for issuance as of December 31, 2025.

Plan Category	Shares of common stock to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Shares of common stock available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)
Equity compensation plans approved by the Company's shareholders	1,888,395 $	17.54	2,610,195[1]
Equity compensation plans not approved by the Company's shareholders	—	—	—
Total[2]	1,888,385 $	17.54	2,610,195

1. Reflects 267,130 shares available for issuance under the PAR Technology Corporation 2021 Employee Stock Purchase Plan and 2,343,065 shares available for issuance under the 2015 Equity Incentive Plan.
2. The table does not include 8,699 shares issuable upon exercise of outstanding options that were assumed by the Company in connection with the acquisition of Punchh Inc. in April 2021 (which have a weighted-average exercise price of $8.72).

Effectiveness and Vote Required

The Amended 2015 Equity Incentive Plan as set forth in Appendix A will become effective upon shareholder approval. If our shareholders do not approve the Amended 2015 Equity Incentive Plan, the 2015 Equity Incentive Plan will remain unchanged, and the number of shares authorized for issuance under the 2015 Equity Incentive Plan will not be increased and the other changes described above will not be made. If the Amended 2015 Equity Incentive Plan is approved, we anticipate filing a Registration Statement on Form S-8 to register the additional shares following the Annual Meeting.

Approval of the Amended 2015 Equity Incentive Plan requires the affirmative vote of a majority of votes cast on this proposal.

 The Board of Directors unanimously recommends a vote **FOR** the approval of the Amended 2015 Equity Incentive Plan.

Proposal 3.

Non-Binding Advisory Vote to Approve the Compensation of the Company's Named Executive Officers ("Say-on-Pay Vote")

The Board and our Compensation Committee are committed to strong corporate governance practices and to executive compensation programs that align the interests of our executives with those of our shareholders. We believe our compensation programs have been structured to align the interests of our executives with those of our shareholders, by balancing near-term results with long-term success, and to enable us to attract, retain, and reward our executive officers for delivering shareholder value. The compensation paid to our NEOs in 2025 is disclosed in the narrative discussion and compensation tables described in detail under the headings "Compensation Discussion and Analysis" and "Executive Compensation Tables" in this proxy statement.

Vote Required

This proposal will be approved if a majority of the votes cast vote "For" this proposal. As an advisory vote in accordance with Section 14A of the Exchange Act, this proposal is not binding on the Company, the Board, or the Compensation Committee and failure to approve this proposal will have no effect. However, the Board and the Compensation Committee value the opinions expressed by our shareholders in their votes on this proposal and will consider the outcome of the vote when making future compensation decisions regarding our NEOs.

 The Board of Directors unanimously recommends a vote **FOR** the following resolution:

RESOLVED, that the compensation paid to the Company's named executive officers as disclosed in this proxy statement pursuant to SEC rules, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby approved.

The next non-binding advisory vote regarding the compensation paid to our NEOs will be held at the 2027 annual meeting of shareholders.

Proposal 4.

Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for Its Fiscal Year Ending December 31, 2026

We are requesting your vote to ratify the Audit Committee's appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ending December 31, 2026. Deloitte & Touche LLP served as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2025.

Vote Required

Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026, requires the affirmative vote of a majority of votes cast on this proposal. Ratification of the selection of Deloitte & Touche LLP by shareholders is not required by the Bylaws or otherwise and will have no effect if not approved. However, as a matter of policy, such selection is being submitted to the shareholders for ratification at the Annual Meeting because the Board considers a proposal for shareholders to ratify the appointment to be an opportunity for shareholders to provide direct feedback to the Audit Committee on an important aspect of corporate governance and good corporate practice. If the appointment is not ratified, the Audit Committee will consider whether it should select another independent registered public accounting firm.

 The Board of Directors unanimously recommends a vote **FOR** the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for its fiscal year ending December 31, 2026.

Principal Accounting Fees and Services

The following table shows the fees billed for audit and other services provided by Deloitte & Touche LLP for the fiscal years ended December 31, 2025, and December 31, 2024:

Type of Fees	Fiscal Year Ended December 31,	
	2025	2024
Audit Fees[1]	$ 1,298,550	$ 1,837,123
Tax Fees[2]	—	104,832
All Other Fees[3]	—	18,185
Total:	**$1,298,550**	**$1,960,140**

1. Audit Fees are fees for professional services provided in connection with the audit of the Company's financial statements and review of the Company's interim financial statements included in quarterly reports and services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements. Includes fees related to consents issued for certain registration statements.
2. Tax Fees are fees for professional services provided in connection with tax-related compliance.
3. All Other Fees are fees associated with the preparation of the Scheme Booklet in relation to the Company's acquisition of TASK Group Holdings Ltd.

All auditing services and permitted non-audit services, including the fees and terms thereof, performed by Deloitte & Touche LLP are pre-approved by the Audit Committee.

One or more representatives of Deloitte & Touche LLP are expected to attend the Annual Meeting, where they will have the opportunity to make a statement, if they so desire, and be available to answer appropriate questions.

2027 Annual Meeting

Shareholder Proposals

For a shareholder proposal under Rule 14a-8 to be considered for inclusion in our proxy statement for the annual meeting next year, the Corporate Secretary must receive the written proposal at our principal executive offices not later than December 17, 2026. Such proposals also must comply with SEC regulations under Rule 14a-8 regarding the inclusion of shareholder proposals in Company-sponsored proxy materials.

For a shareholder proposal that is not intended to be included in our proxy statement for next year's annual meeting under Rule 14a-8, the shareholder must provide the information required by our Bylaws and give timely notice to the Corporate Secretary in accordance with our Bylaws, which, in general, require that the notice be received by the Corporate Secretary not more than 90 days nor less than 60 days before next year's annual meeting. However, in the event the Company provides less than 70 days' notice or prior public disclosure of the date of next year's annual meeting, a shareholder's proposal must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed or public disclosure was made.

Proposals should be addressed to our Corporate Secretary at PAR Technology Corporation, PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413.

Director Nominations and Deadlines

Our Bylaws permit shareholders to nominate directors for consideration at an annual meeting. To nominate a director for consideration at an annual meeting, a nominating shareholder must provide the information required by our Bylaws and give timely notice of the nomination to the Corporate Secretary in accordance with our Bylaws. To nominate a director for consideration at next year's annual meeting (but not for inclusion in our annual proxy statement), the nomination must be received by the Corporate Secretary not more than 90 days nor less than 60 days before next year's annual meeting. However, in the event the Company provides less than 70 days' notice or prior public disclosure of the date of next year's annual meeting, a shareholder's nomination must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed or public disclosure was made.

In addition, to comply with SEC regulations under Rule 14a-19, the SEC's universal proxy rule, if a shareholder intends to solicit proxies in support of director nominees submitted under our Bylaws for next year's annual meeting, then we must receive proper written notice that sets forth all the information required by Rule 14a-19 by March 30, 2027 (or, if next year's annual meeting is called for a date that is more than 30 days before or more than 30 days after the first anniversary of this year's annual meeting, then notice must be provided not later than the close of business on the later of the 60th day prior to the date of next year's annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company). The notice requirement under Rule 14a-19 is in addition to the applicable notice requirements under our Bylaws as described above.

Director nominations and notices under Rule 14a-19 should be addressed to our Corporate Secretary at PAR Technology Corporation, PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413.

By Order of the Board of Directors,



Cathy A. King
Corporate Secretary

April 16, 2026

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, including financial statements thereto but not including exhibits, is available without charge upon written request to: PAR Technology Corporation, Attn: Investor Relations, PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413.

Appendix A

Amended 2015 Equity Incentive Plan

**Second Amended and Restated
PAR Technology Corporation
2015 Equity incentive plan**

1. <u>Purpose and Eligibility</u>. The purpose of this Second Amended and Restated 2015 Equity Incentive Plan (the "**Plan**") of PAR Technology Corporation, a Delaware corporation (the "**Company**"), is to provide stock options, stock issuances and other equity interests in the Company (each, an "**Award**") to employees, officers, directors, consultants and advisors of the Company and its Subsidiaries. Any person to whom an Award has been granted under the Plan is called a "**Participant**". Except where the context otherwise requires, the term "**Company**" shall include any of the Company's present or future Subsidiary. Additional definitions are contained in Section 10.

2. <u>Administration</u>.

   a. <u>Administration by Board of Directors</u>. The Plan will be administered by the Board of Directors of the Company (the "**Board**"). The Board, in its sole discretion, shall have the authority to grant and amend Awards. The Board shall have authority, subject to the express limitations of the Plan, (i) to construe and determine the respective Award Agreements (defined below), Awards and the Plan, (ii) to prescribe, amend and rescind rules and regulations relating to the Plan and any Awards, (iii) to determine the terms and conditions of the Awards, and (iv) to make all other determinations or certifications and take such other actions that, in the judgment of the Board, are necessary or desirable for the administration and interpretation of the Plan. The Board may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award Agreement in the manner and to the extent it shall deem expedient to carry out the Plan or to effectuate any Award and it shall be the sole and final judge of such expediency. All decisions by the Board shall be final and binding on all interested persons. A Participant or other holder of an Award may contest a decision or action by the Board or other person exercising authority under the Plan only on the grounds that such decision or action was arbitrary or capricious or was unlawful, and any review of such decision or action shall be limited to determining whether the Board's or such other person's decision or action was arbitrary or capricious or was unlawful.

   b. <u>Appointment of Committee</u>. To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to the Compensation Committee of the Board (the "**Committee**"). All references in the Plan to the "Board" shall include the Committee to the extent that some or all of such powers have been delegated to the Committee.

   c. <u>Delegation to Executive Officers</u>. To the extent permitted by applicable law, the Board or Committee may delegate to one or more executive officers of the Company the power to grant Awards and exercise such other powers under the Plan as the Board or Committee may determine, provided that the Board or Committee shall fix the maximum number of Awards to be granted and the maximum number of shares of Common Stock issuable to any one Participant pursuant to Awards granted by such executive officers, and shall provide that no authorized executive officer may designate himself or herself or any Reporting Person (as defined below) as a recipient of any Award. Any actions taken by any executive officer of the Company pursuant to such delegation of authority shall be deemed to have been taken by the Board or the Committee, as applicable.

   d. <u>Applicability of Section Rule 16b-3</u>. The Plan shall be administered in a manner consistent with Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), or any successor rules ("**Rule 16b-3**"), such that all Awards to Reporting Persons shall be exempt under such rule. Those provisions of the Plan that make express reference to Rule 16b-3 or are required in order for certain transactions to qualify for exemption under Rule 16b-3 shall apply only to such persons as are required to file reports under Section 16(a) of the Exchange Act (a "**Reporting Person**").

3. <u>Stock Available for Awards</u>.

   a. <u>Number of Shares</u>. Subject to adjustment under Section 3(d), the aggregate number of shares of Common Stock that may be issued under the Plan is 8,350,000; 100% of such shares of Common Stock may be issued as Incentive Stock Options. If any Award expires, or is terminated, surrendered or forfeited, in whole or in part, the unissued Common Stock covered by such Award shall again be available for the grant of Awards under the Plan. Shares to be delivered under the Plan may consist, in whole or in part, of authorized but unissued Common Stock or treasury stock. Notwithstanding anything to the contrary contained herein: shares of Common Stock subject to a grant of Awards under the Plan shall not again be made available for issuance or delivery under the Plan if such shares of Common Stock are (a) shares of Common Stock tendered or withheld by the Company in payment of an Option exercise price, (b) shares delivered or withheld by the Company to satisfy any tax withholding obligation, (c) shares covered by SARs that were not issued upon the exercise of such SARs, or (d) shares purchased on the open market using the cash proceeds from the exercise of an Option.

b. <u>Per-Participant Limit</u>. Subject to adjustment under Section 3(d), no Participant may be granted Awards during any one fiscal year to purchase more than the number of shares of Common Stock that are authorized for issuance under the Plan.

c. <u>Outside Director Awards</u>. The aggregate dollar value of Awards (based on the grant date fair value of any such Awards) and cash compensation granted under the Plan or otherwise during any calendar year to any non-employee director of the Board (each an "**Outside Director**") for service on the Board shall not exceed $750,000; provided, however, that in the calendar year in which an Outside Director first joins the Board or is first designated as an Outside Director for service on the Board, the aggregate dollar value of Awards and cash compensation granted to the Outside Director shall not exceed $1,000,000.

d. <u>Adjustment to Stock</u>. Subject to Section 7, in the event of a Capitalization Adjustment, the Board or Committee will appropriately and proportionately adjust (i) the number and class(es) of Stock available for Awards under the Plan and the per- Participant share limit; (ii) the class(es) and maximum number of shares of Stock that may be issued pursuant to the exercise of Incentive Stock Options; and (iii) the class(es) and number of shares of Stock or other property and value (including the price per share of Stock) subject to outstanding Awards. The Board or Committee will make such adjustments, and its determination will be final, binding and conclusive.

e. <u>Substitute Awards</u>. To the maximum extent permitted by applicable law and any securities exchange or NYSE rule, Awards granted or Stock issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Company or any Subsidiary, or with which the Company or any Subsidiary combines ("**Substitute Awards**") shall not be charged against the limitation provided for in Section 3(a). The terms and conditions of the Substitute Awards may vary from the terms and conditions set forth in the Plan to the extent the Board or Committee may deem appropriate to conform, in whole or in part, to the provisions of the awards being assumed, substituted or exchanged. Additionally, in the event that a company acquired by the Company or any Subsidiary, or with which the Company or any Subsidiary combines, has shares available under a pre-existing plan approved by the acquired company's stockholders and not adopted in contemplation of such acquisition or combination, such shares (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of the same class of shares of the company party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the shares of Stock authorized for issuance under the Plan; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were employees of such acquired or combined company before such acquisition or combination or to any employee who first commences employment with the Company or any Subsidiary after such acquisition or combination.

4. <u>Stock Options</u>.

a. <u>General</u>. The Board or Committee may grant options to purchase shares of Common Stock (each, an "**Option**") and determine the number of shares of Common Stock to be covered by each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option and the shares of Common Stock issued upon the exercise of each Option, including, but not limited to, vesting provisions, and restrictions relating to applicable federal or state securities laws. Each Option will be evidenced by a Stock Option Agreement (a "**Stock Option Agreement**").

b. <u>Incentive Stock Options</u>. An Option that the Board or Committee intends to be an incentive stock option (an "**Incentive Stock Option**") as defined in Section 422 of the Code ("**Section 422**") shall be granted only to an employee of the Company or a Subsidiary and shall be subject to and shall be construed consistently with the requirements of Section 422 and regulations thereunder. Neither the Board, Committee nor the Company shall have any liability if an Option or any part thereof that is intended to be an Incentive Stock Option does not qualify as such. An Option or any part thereof that does not qualify as an Incentive Stock Option is referred to herein as a "**Nonstatutory Stock Option**" or "**Non-Qualified Stock Option**."

c. <u>Dollar Limitation</u>. For so long as the Code shall so provide, Options granted to any employee under the Plan (and any other incentive stock option plans of the Company) which are intended to qualify as Incentive Stock Options shall not qualify as Incentive Stock Options to the extent that such Options, in the aggregate, become exercisable for the first time in any one calendar year for shares of Common Stock with an aggregate Fair Market Value (determined as of the respective date or dates of grant) of more than $100,000. The amount of Incentive Stock Options which exceed such $100,000 limitation shall be deemed to be Non-Qualified Stock Options. For the purpose of this limitation, unless otherwise

required by the Code or determined by the Board or Committee, Options shall be taken into account in the order granted, and the Board or Committee may designate that portion of any Incentive Stock Option that shall be treated as a Non-Qualified Stock Option in the event that the provisions of this paragraph apply to a portion of any Option. The designation described in the preceding sentence may be made at such time as the Board or Committee considers appropriate, including after the issuance of the Option or at the time of its exercise.

d. <u>Exercise Price</u>. The Board or Committee shall establish the exercise price (or determine the method by which the exercise price shall be determined) at the time each Option is granted and specify the exercise price in the applicable Stock Option Agreement, provided, however, in no event may the per share exercise price be less than the Fair Market Value (as defined below) of the Common Stock on the date of grant. In the case of an Incentive Stock Option granted to a Participant who, on the date of grant, owns Common Stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company, the exercise price shall be not less than 110% of the Fair Market Value of the Common Stock on the date of grant.

e. <u>Duration of Options</u>. Each Option shall be exercisable at such times and subject to such terms and conditions as the Board or Committee may specify in the applicable Stock Option Agreement, but no Option will be exercisable more than ten (10) years from the date of grant; provided, in the case of an Incentive Stock Option granted to a Participant who, on the date of grant, owns Common Stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company, the term of the Option shall be no longer than five (5) years from the date of grant.

f. <u>Exercise of Option</u>. Options may be exercised only by delivery to the Company of a written notice of exercise signed by the proper person together with payment in full as specified in Section 4(g) and the Stock Option Agreement for the number of shares of Common Stock for which the Option is exercised.

g. <u>Payment Upon Exercise</u>. Common Stock purchased upon the exercise of an Option shall be paid for by one or any combination of the following forms of payment as permitted by the Board or Committee in its sole and absolute discretion:

    i. by cash or check payable to the order of the Company;

    ii. only if the Common Stock is then publicly traded, by delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price, or delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price;

    iii. by the delivery of shares of Common Stock owned by the Participant having a Fair Market Value on the date of exercise equal to the exercise price;

    iv. by the surrender of shares of Common Stock issuable upon the exercise of the Option having a Fair Market Value on the date of exercise equal to the exercise price; or

    v. payment of such other lawful consideration as the Board may determine.

The Board or Committee shall determine in its sole and absolute discretion and subject to the securities laws and the Company's insider trading policy whether to accept consideration other than cash.

a. <u>Determination of Fair Market Value</u>. For purposes of the Plan, "**Fair Market Value**" will be determined as follows: (i) if the Common Stock trades on a national securities exchange, the closing sale price (for the primary trading session) for a share of Common Stock on the date of grant; or (ii) if the Company Stock does not trade on any such exchange, the average of the closing bid and asked prices for a share of Common Stock on the date of grant as reported by an over-the-counter marketplace designated by the Board; or (iii) if the Common Stock is not publicly traded, the Board will determine the Fair Market Value of a share of Common Stock for purposes of the Plan using any measure of value it determines to be appropriate (including, as it considers appropriate, relying on appraisals). For any date that is not a trading day, the Fair Market Value of a share of Common Stock for such date will be determined by using the closing sale price or average of the bid and asked prices, as applicable, for the immediately preceding trading day and with the timing formulas specified in clauses (i) and (ii) above adjusted accordingly. The Board has sole discretion to determine the Fair Market Value of a share of Common Stock for purposes of the Plan, and all Awards are conditioned on the Participants' agreement that the Board's determination is conclusive and binding even though others might make a different determination.

b. No Repricing of Options or Stock Appreciation Rights ("**SAR**"). Unless otherwise approved by the Company's stockholders, the Board or the Committee may not "reprice" any Option or SAR. For purposes of this Section 4(i) , "reprice" means any of the following or any other action that has the same effect: (i) amending an Option or SAR to reduce its exercise price or base price, (ii) canceling an Option or SAR at a time when its exercise price or base price exceeds the Fair Market Value of a share of Common Stock in exchange for cash or an Option, SAR, or other equity award or (iii) taking any other action that is treated as a repricing under GAAP, provided that nothing in this Section 4(i) shall prevent the Board or the Committee from making adjustments pursuant to Section 3(d).

5. Restricted Stock.

   a. Grants. The Board or Committee may grant Awards entitling recipients to acquire shares of Common Stock subject to such terms and conditions as shall be established by the Board or Committee consistent with the Plan (each, a "Restricted Stock Award"). Each Restricted Stock Award will be evidenced by a Restricted Stock Award Agreement (a "**Restricted Stock Award Agreement**").

   b. Terms and Conditions; Stock Certificates. The Board or Committee shall determine the terms and conditions of any Restricted Stock Award. Any stock certificates issued in respect of shares of a Restricted Stock Award shall be registered in the name of the Participant and, unless otherwise determined by the Board or Committee, deposited by the Participant, together with a stock power endorsed in blank, with the Company (or its designee). After the expiration of the applicable restrictions, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Participant or, if the Participant has died, to his or her Designated Beneficiary. "**Designated Beneficiary**" means (i) the beneficiary designated, in a manner determined by the Board or Committee, by a Participant to receive amounts due or exercise rights of the Participant in the event of the Participant's death or (ii) in the absence of an effective designation by a Participant, the Participant's estate.

6. Other Stock-Based Awards. The Board or Committee shall have the right to grant other Awards based upon the Common Stock having such terms and conditions as the Board or Committee may determine, including, without limitation, the grant of shares based upon certain conditions, the grant of securities convertible into Common Stock and the grant of SARs, phantom stock awards or stock units; provided, however, that any such grant that would be subject to Section 409A of the Code, shall in all respects be compliant with Section 409A.

7. General Provisions Applicable to Awards.

   a. Transferability of Awards. Except as the Board or Committee may otherwise determine or provide in an Award or Award Agreement, Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the Participant, either voluntarily or by operation of law, except by will or the laws of descent and distribution; and, during the life of the Participant, shall only be exercisable by the Participant; provided, however, except as the Board or Committee may otherwise determine or provide in an Award or Award Agreement, Non-Statutory Options and Restricted Stock Awards may be transferred during the Participant's lifetime pursuant to a domestic relations order (as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder) or to a grantor-retained annuity trust or a similar estate-planning vehicle in which the trust is bound by all provisions of the Award Agreement, which are applicable to the Participant. References to a Participant, to the extent relevant in the context, shall include references to transferees authorized by this paragraph.

   b. Documentation. Each Award under the Plan shall be evidenced by a written instrument in such form as the Board shall determine or as executed by a duly authorized officer of the Company pursuant to authority delegated by the Board or Committee (including a Stock Option Agreement and Restricted Stock Award Agreement, an "**Award Agreement**"). Each Award may contain terms and conditions in addition to those set forth in the Plan, provided that such terms and conditions do not contravene the provisions of the Plan or applicable law.

   c. Discretion. The terms of each type of Award need not be identical, and the Board or Committee need not treat Participants uniformly.

   d. Change of Control of the Company. Unless otherwise expressly provided in the applicable Award or Award Agreement, in connection with the occurrence of a Change in Control (as defined below), the Board or Committee shall, in its sole discretion, as to any outstanding Award (including any portion thereof; on the same basis or on different bases, as the Board or Committee shall specify), take one or any combination of the following actions:

  i. make appropriate provision for the continuation of the Award by the Company or the assumption of the Award by the surviving or acquiring entity and by substituting on an equitable basis for the shares of Common Stock then subject to the Award either (x) the consideration payable with respect to the outstanding shares of Common Stock in connection with the Change of Control, (y) shares of stock of the surviving or acquiring corporation or (z) such other securities as the Board or Committee deems appropriate, the Fair Market Value of which (as determined by the Board in its sole discretion) shall not materially differ from the Fair Market Value of the shares of Common Stock subject to the Award immediately preceding the Change of Control;

  ii. accelerate the date of exercise or vesting of the Award; or

  iii. permit the exchange of the Award for the right to participate in any stock option or other employee benefit plan of any successor corporation.

For the purpose of this Agreement, a "**Change of Control**" shall mean:

i. The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of the then outstanding shares of voting stock of the Company (the "**Outstanding Voting Stock**"); provided, however, that any acquisition by the Company or its Subsidiaries, or any employee benefit plan (or related trust) of the Company or its Subsidiaries of 50% or more of Outstanding Voting Stock shall not constitute a Change in Control; and provided, further, that any acquisition by a corporation with respect to which, following such acquisition, more than 50% of the then outstanding shares of common stock of such corporation, is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Voting Stock immediately prior to such acquisition in substantially the same proportion as their ownership immediately prior to such acquisition, of the Outstanding Voting Stock, shall not constitute a Change in Control; or

ii. Individuals who, as of the Effective Date, constitute the Board (the "**Incumbent Directors**") cease for any reason to constitute a majority of the members of the Board; provided that any individual who becomes a director after the Effective Date whose election or nomination for election by the Company's stockholders was approved by a majority of the members of the Incumbent Directors (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened "election contest" relating to the election of the Directors of the Company (as such terms are used in Rule 14a-11 under the Exchange Act), "tender offer" (as such term is used in Section 14(d) of the Exchange Act) or a proposed Merger (as defined below) shall be deemed to be members of the Incumbent Directors; or

iii. The consummation of (A) a reorganization, merger or consolidation (any of the foregoing, a "**Merger**"), in each case, with respect to which all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Voting Stock immediately prior to such Merger do not, following such Merger, beneficially own, directly or indirectly, more than 50% of the then outstanding shares of common stock of the corporation resulting from Merger in substantially the same proportion as their ownership immediately prior to such Merger, (B) a complete liquidation or dissolution of the Company or (C) the sale or other disposition of all or substantially all of the assets of the Company, excluding a sale or other disposition of assets to a Subsidiary.

  e. <u>Dissolution or Liquidation</u>. In the event of the proposed dissolution or liquidation of the Company, the Board or Committee shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Board or Committee in its sole discretion may provide for a Participant to have the right to exercise his or her Award until fifteen (15) days (or such other time determined by the Board) prior to such transaction as to all of the shares of Common Stock covered by the Option or Award, including shares as to which the Option or Award would not otherwise be exercisable, which exercise may in the sole discretion of the Board, be made subject to and conditioned upon the consummation of such proposed transaction. In addition, the Board may provide that any Company repurchase option applicable to any shares of Common Stock purchased upon exercise of an Option or Award shall lapse as to all such shares of Common Stock, provided the proposed dissolution and liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised or settled or shares of Common Stock have not previously been issued, an Award will terminate upon the consummation of such proposed action.

  f. <u>Parachute Payments and Parachute Awards</u>. Notwithstanding any other provision of the Plan (including Section 7(d)) or the terms of any Award Agreement, if, in connection with a Change of Control described therein, a tax under Section 4999 of the Code would be imposed on the Participant (after taking into account the exceptions set forth in Sections 280G(b)(4) and 280G(b)(5) of the Code, if applicable),

then the number of Awards which shall become exercisable, realizable or vested as provided in the Award Agreement and other provisions of the Plan without regard to this Section 7(f) (the "**Parachute Awards**") shall be reduced (or delayed), to the minimum extent necessary, so that no such tax would be imposed on the Participant; provided, however, that if the after-tax value of the Parachute Awards (including taking into consideration any tax under Section 4999 of the Code) would exceed the after-tax value of the Parachute Awards after taking into consideration such potential reduction or delay, then the Awards shall become immediately exercisable, realizable and vested in accordance with the terms of the Plan and the applicable Award Agreements without regard to the provisions of this sentence. All determinations required to be made under this Section 7(f) shall be made by the Company or a tax attorney or accountant selected by the Company.

g. <u>Conditions on Delivery of Stock</u>. The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company's counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and any applicable stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

h. <u>Acceleration</u>. The Board may at any time provide that any Options shall become immediately exercisable in full or in part, that any Restricted Stock Awards shall be free of some or all restrictions, or that any other stock-based Awards may become exercisable in full or in part or free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be, despite the fact that the foregoing actions may (i) cause the application of Sections 280G and 4999 of the Code if a Change in Control of the Company occurs, or (ii) disqualify all or part of the Option as an Incentive Stock Option.

i. <u>Clawback, Recovery and Recoupment</u>. All Awards shall be subject to clawback, recovery or recoupment in accordance with any compensation clawback, recovery or recoupment policy adopted by the Board or otherwise required by applicable law, government regulation or stock exchange listing requirement and, in addition to any other remedies available under such policy and applicable law, government regulation or stock exchange listing requirement, may require the forfeiture and cancelation of outstanding Awards and the recoupment of any gains realized with respect to any Awards. The Board may impose any such clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate.

8. <u>Withholding</u>. The Participant must satisfy all applicable federal, state, and local or other income and employment tax withholding obligations before the Company will deliver stock certificates or otherwise recognize ownership of shares of Common Stock covered by an Award. The Company shall have the right to deduct or withhold from payments of any kind otherwise due to the Participant any federal, state, local or other income and employment taxes of any kind required by law to be withheld with respect to any shares of Common Stock covered by an Award. Subject to the prior approval of the Company, including without limitation, its determination that such withholding complies with applicable tax and securities laws, which may be withheld by the Company in its sole discretion, the Participant may elect to satisfy the tax obligations, in whole or in part, (a) by causing the Company to withhold or retain shares of Common Stock from the Award creating the tax obligation or (b) by delivering to the Company shares of Common Stock already owned by the Participant; provided that the shares withheld, retained or delivered shall be valued at their Fair Market Value as shall be determined by the Company as of the date the amount of tax obligation is determined. A Participant who has made an election pursuant to this Section may only satisfy his or her tax obligation with shares of Common Stock which are not subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements. The delivery of shares of Common Stock may be delayed by the Company until the Participant has made arrangements for the satisfaction of such tax withholding obligations to the satisfaction of the Company.

9. <u>Treatment of Award if Engagement or Employment Terminated for Cause</u>. If the employment or engagement of any Participant is terminated "for Cause", the Award may terminate, upon a determination of the Board or Company, on the date of such termination and the Award shall thereupon be forfeited. For purposes of the Plan, "for Cause" shall be defined as follows: (a) if the Participant has executed an employment agreement, the definition of "Cause" contained therein, if any, shall govern, or otherwise (b) conduct, as determined by the Board or Committee, involving one or more of the following: (i) gross misconduct; (ii) the commission of an act of embezzlement, fraud or theft, which results in economic loss, damage or injury to the Company; (iii) the unauthorized use or disclosure of any trade secret or confidential information of the Company (or of any client, customer, supplier or other third party who has a business relationship with the Company) or the violation of any non-competition, non-disparagement or non-solicitation covenant or assignment of inventions obligation with the Company; (iv) the commission of an act which constitutes unfair competition with the Company or which induces any customer or prospective customer of the Company to breach a contract with the Company or to

decline to do business with the Company; (v) the indictment of the Participant for a felony or serious misdemeanor offense, either in connection with the performance of his or her obligations to the Company or which shall adversely affect the Participant's ability to perform such obligations; (vi) the commission of an act of fraud or breach of fiduciary duty which results in loss, damage or injury to the Company; (vii) the failure of the Participant to perform in a material respect his or her employment, consulting or advisory obligations without proper cause; or (viii) intentional violation of securities laws or the Company's Insider Trading Policy. In the event of a conflict between "for Cause" as defined the Plan and any other agreement to which the Participant is otherwise subject, the terms that are enforceable and most protective of the Company shall govern. In making such determination, the Board or Committee shall act reasonably and fairly. The Board or Committee may in its discretion waive or modify the provisions of this Section with respect to any individual Participant with regard to the facts and circumstances of any particular situation involving a determination under this Section.

10. Miscellaneous.

    a. Definitions.

        i. "**Capitalization Adjustment**" means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Award after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

        ii. "**Code**" means the Internal Revenue Code of 1986, as amended, and any regulations thereunder.

        iii. "**Common Stock**" means the common stock of the Company.

        iv. "**Subsidiary**" has the meaning in Section 424(f) of the Code, provided, however, for purposes of Awards other than Incentive Stock Options, "Subsidiary" shall also include any other business venture in which the Company has a direct or indirect significant interest that allow it to be treated as a subsidiary for purposes of Rule 405 promulgated under the Securities Act of 1933, as amended.

    b. No Right to Employment or Other Status. No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant at any time, with or without "for Cause", with or without advance notice, and for any reason or no reason, free from any liability or claim under the Plan.

    c. No Rights as Stockholder. Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a stockholder with respect to any shares of Common Stock to be issued with respect to an Award until becoming the record holder of such shares. In accepting an Award under the Plan, a Participant agrees to be bound by any clawback policy the Company has in effect or may adopt in the future. Except as set forth in this Section 10(c), no dividends or dividend equivalents shall be paid on any award prior to vesting. In the sole discretion of the Committee, an Award may provide the Participant with dividends or dividend equivalents, payable in cash, shares of Common Stock, other securities or other property; *provided* that such dividends or dividend equivalents shall be subject to the same vesting conditions as the Award to which such dividends or dividend equivalents relate.

    d. Effective Date and Term of Plan. The Plan shall become effective on the date on which it is approved by the stockholders in 2026 (the "**Effective Date**"). No Awards shall be granted under the Plan after the completion of ten (10) years from the Effective Date, but Awards previously granted may extend beyond that date; provided, however, that no Incentive Stock Options shall be granted under the Plan after ten (10) years from the date the Plan was approved by the Board.

    e. Amendment of Plan. Subject to the limitations set forth in this Section 10(e), the Board or Committee may amend, suspend or terminate the Plan or any portion thereof at any time; provided, however, that no amendment for which shareholder approval is required either (i) by any securities exchange or inter-dealer quotation system on which the Common Stock is listed or traded or (ii) in order for the Plan and Awards to continue to comply with applicable provisions of the Code, shall be effective unless such

amendment shall be approved by the requisite vote of the shareholders of the Company entitled to vote thereon. Any such amendment shall, to the extent deemed necessary or advisable by the Board or the Committee, be applicable to any outstanding Awards theretofore granted under the Plan, notwithstanding any contrary provisions contained in any Award Agreement. In the event of any such amendment to the Plan, the holder of any Award outstanding under the Plan shall, upon request of the Board or the Committee and as a condition to the exercisability thereof, execute a conforming amendment in the form prescribed by the Board or the Committee to any Award Agreement relating thereto. Notwithstanding anything contained in the Plan to the contrary, unless required by law, no action contemplated or permitted by this Section 10(e) shall materially adversely affect any rights of Participants or obligations of the Company to Participants with respect to any Award theretofore granted under the Plan without the consent of the affected Participant.

f.   <u>Governing Law</u>. The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of the state of incorporation of the Company, Delaware, without regard to any applicable conflicts of law.

Approvals:
Adopted by the Board of Directors on: April 14, 2026
Approved by the Company's stockholders on: May___, 2026.